Form 20-F
period 2002-05-31
VHQ ENTERTAINMENT INC
filed 2002-12-17
CIK 1135955

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

(MARK ONE)
  [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
  [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
             FOR THE FISCAL YEAR ENDED MAY 31, 2002
                                       OR
             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM ______________ TO __________________

                         COMMISSION FILE NUMBER: 0-31112

                             VHQ ENTERTAINMENT INC.
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     CANADA
--------------------------------------------------------------------------------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                  6201 - 46TH AVENUE, RED DEER, ALBERTA T4N 6Z1
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
       TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED
             NONE
--------------------------------   ---------------------------------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                  COMMON SHARES
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF:
May 31, 2002: 12,306,803 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.        Yes     X         No
                                                     --------         --------

Indicate by check mark which financial statement item the registrant has elected to follow.
         Item 17    X               Item 18
                 -------                     -------

                                TABLE OF CONTENTS
                                                                            PAGE

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...............2

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.............................2

ITEM 3.    KEY INFORMATION.....................................................2

ITEM 4.    INFORMATION ON THE COMPANY.........................................16

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................34

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................51

ITEM 7.    MAJORITY SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............66

ITEM 8.    FINANCIAL INFORMATION..............................................71

ITEM 9.    LISTING............................................................72

ITEM 10.   ADDITIONAL INFORMATION.............................................73

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET
           RISKS..............................................................88

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............88

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................88

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
           AND USE OF PROCEEDS................................................88

ITEM 15    CONTROLS AND PROCEDURES............................................89

ITEM 16    [RESERVED].........................................................89

ITEM 17.   FINANCIAL STATEMENTS...............................................89

ITEM 18.   FINANCIAL STATEMENTS...............................................89

ITEM 19.   EXHIBITS...........................................................89

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involved known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Company to be materially different from any future results or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, among others, the following: the Company's limited operating history, the Company's need for additional financing to expand its business, the competition in the movie video and video game industry, technological change in the video industry that may adversely affect the Company's business, the Company's dependence on key officers and employees, the Company's reliance on third-party providers of video entertainment and video games, the Company's ability to integrate new stores into its operations and to manage growth, the seasonality of the video entertainment industry, and other factors described under "Item 3. Key Information - Risk Factors" in this annual report.

December 13, 2002

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.



ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.



ITEM 3.           KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth selected financial data regarding our consolidated operating results and financial position. The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). For reconciliation to accounting principles generally accepted in the United States see the captions under the May 31, 1999, May 31, 2000, May 31, 2001, and May 31, 2002 columns. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this annual report. The selected financial data is expressed in Canadian dollars (in accordance with Canadian GAAP).

                             ALL FIGURES IN ($ CAD)

                           THE TWELVE      THE TWELVE      THE TWELVE       THE TWELVE      ONE MONTH       THE TWELVE
                          MONTH PERIOD    MONTH PERIOD    MONTH PERIOD     MONTH PERIOD   ENDED MAY 31,    MONTHS ENDED
                              ENDED         ENDED MAY         ENDED       ENDED MAY 31,        1998       APRIL 30, 1998
                          MAY 31, 2002      31, 2001      MAY 31, 2000         1999

                            (Audited)       (Audited)       (Audited)       (Audited)
REVENUE                    26,114,173      $21,330,467     $12,884,852      $4,919,535       $217,632       $1,087,674

GROSS MARGIN               13,965,521       13,293,605       8,620,422       3,189,942        143,879          408,416

TOTAL OPERATING            13,990,192       12,052,194       7,728,628       2,791,188        146,931          443,087
COSTS & EXPENSES

OPERATING INCOME
(LOSS)

  Cdn GAAP                     24,671        1,241,411         891,794         398,754         (3,052)         (34,671)
  US GAAP                    (428,671)      (1,859,456)       (621,236)        398,754           N/A              N/A

NET INCOME (LOSS)

   Cdn GAAP                (2,349,289)      (2,813,521)      2,102,867         217,383         (3,567)         (38,408)
   US GAAP                    517,510       (4,495,956)       (827,410)        217,383           N/A              N/A

NET INCOME (LOSS)                                                                                               .
PER SHARE

  Cdn GAAP                      (0.20)           $(.24)           0.21            0.03             0              (.01)
  US GAAP                        0.04             (.42)           (.09)           0.03            N/A              N/A

NUMBER   OF  SHARES
USED  TO  CALCULATE
EARNINGS     (LOSS)
PER SHARE:

  Cdn GAAP                 11,903,465       11,490,281      10,086,383       7,294,697      5,200,000        7,200,000
  US GAAP                  11,737,724       10,768,281       8,956,383       6,511,720          N/A              N/A

DIVIDENDS                       0                0               0               0               0                0
DECLARED PER
SHARE

                                      $CAD

                        --------------------------------------------------------------------------------------------------------
                                 AT               AT               AT               AT               AT               AT
                            MAY 31, 2002     MAY 31, 2001     MAY 31, 2000     MAY 31, 1999      MAY 31, 1998    APRIL 30, 1998

                        --------------------------------------------------------------------------------------------------------
CASH                          $ 121,145         $155,371         $238,635         $229,504         $272,519         $655,698

WORKING CAPITAL              (4,836,192)      (2,859,075)        (549,127)        (182,719)         (53,898)         398,569
(DEFICIENCY)

TOTAL ASSETS

  Cdn GAAP                   15,580,249       13,737,968       14,553,094        3,955,310        2,063,515        2,244,704
  US GAAP                    15,580,249       15,160,017       16,784,142        3,955,310           N/A              N/A

TOTAL LIABILITIES

  Cdn GAAP                    9,355,981        6,646,715        6,187,053        1,115,732          533,490          461,919
  US GAAP                     8,607,981        9,152,258        7,855,161        1,115,732           N/A              N/A

NET ASSETS

  Cdn GAAP                    6,224,268        7,091,253        8,366,041        2,839,578        1,530,025        1,782,785
  US GAAP                     6,972,268        6,007,759        8,928,982        2,839,578           N/A              N/A

SHARE CAPITAL

  Cdn GAAP                    9,108,803        7,626,499        6,087,766        2,664,170        1,572,000        1,821,193
  US GAAP                    12,637,991       11,155,687        9,580,954        2,664,170           N/A              N/A

LONG-TERM DEBT

  Cdn GAAP                      949,383          110,794          233,996          222,422           56,161           56,161

  US GAAP                       949,383        3,364,023        3,989,910          222,422           56,161           56,161
================================================================================================================================


CURRENCY AND EXCHANGE RATES

The following table sets forth the exchange rates for one Canadian dollar ("$") expressed in terms of one United States dollar ("US$") in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

-----------------------------------------------------------------------------------------------------
                       THE TWELVE      THE TWELVE      THE TWELVE      THE TWELVE      THE TWELVE
                         MONTH        MONTH PERIOD    MONTH PERIOD    MONTH PERIOD    MONTH PERIOD
                         PERIOD      ENDED MAY 31,       ENDED       ENDED MAY 31,   ENDED MAY 31,
                        ENDED MAY         2001        MAY 31, 2000        1999            1998
                        31, 2002

-----------------------------------------------------------------------------------------------------
END OF PERIOD            0.6266          0.6468          0.6677          0.6791          0.6863
-----------------------------------------------------------------------------------------------------
AVERAGE FOR THE          0.6383          0.6596          0.6792          0.6616          0.7064
PERIOD
-----------------------------------------------------------------------------------------------------
HIGH FOR THE PERIOD      0.6622          0.6831          0.6969          0.6891          0.7305
-----------------------------------------------------------------------------------------------------
LOW FOR THE PERIOD       0.6200          0.6333          0.6607          0.6341          0.6832
-----------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------
                                        U.S. DOLLARS PER CANADIAN DOLLAR

--------------------------------------------------------------------------------------------------------------------
                               OCTOBER         SEPTEMBER       AUGUST          JULY          JUNE          MAY
                                 2002             2002          2002           2002          2002          2002
--------------------------------------------------------------------------------------------------------------------
  HIGH FOR THE MONTH            0.6407           0.6433        0.6442         0.6603        0.6619        0.6547
--------------------------------------------------------------------------------------------------------------------
  LOW FOR THE MONTH             0.6272           0.6304        0.6264         0.6297        0.6452        0.6452
--------------------------------------------------------------------------------------------------------------------

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on October 31, 2002 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was Cdn$1.5610 = US$1.00; Cdn$1.00 = US$0.6406. Unless otherwise indicated, in this annual report all references herein are to Canadian Dollars.

RISK FACTORS

Our securities are highly speculative. It is important to consider that we are in the growth stage of our operations as an operator of video and home entertainment stores. Described below are specific risks that are associated with our business.

COMPANY SPECIFIC RISKS

WE HAVE A HISTORY OF RECENT LOSSES AND WE MAY INCUR LOSSES IN FUTURE PERIODS.

As of May 31, 2002, our retained deficit was $2,884,535. We reported net losses of $2,349,289 for the fiscal year ended May 31, 2002, and $2,813,521 for the fiscal year ended May 31, 2001. Our operating expenses and marketing expenses have increased continuously since inception and we expect them to continue to increase significantly in the next several years as we implement our growth strategy and expand our business. As a result, we anticipate that we will need to increase our revenues to achieve profitability. In order to increase our revenues, our stores must remain competitive and we must maintain continued growth in same store sales and generate expected sales from new stores. If our revenues do not increase as much as we expect or if our expenses increase at a greater pace than revenues, we may not be able to sustain or increase profitability on a quarterly or annual basis.

WE HAVE AND WILL CONTINUE TO OPERATE WITH A NEGATIVE WORKING CAPITAL DEFICIT.

At May 31, 2002, we had a working capital deficit of $4.8 million compared to $2.89 million as at May 31, 2001. The working capital deficit results from the accounting treatment of our rental inventory. Rental inventory is treated as a capital asset rather than a current asset under Canadian GAAP because it is a depreciable asset and is not an asset that is reasonably expected to be completely realized in cash or sold in the normal business cycle. Although the rental of this inventory generates a major portion of our revenue, the classification of this asset as non-current results in its exclusion from working capital. The aggregate amount payable for this inventory, however, is reported as a current liability until paid and, accordingly, is included in working capital. As a result, we do not believe that working capital is an appropriate measure of our liquidity and anticipate that we will continue to operate with a working capital deficit.

WE HAVE A LIMITED OPERATING HISTORY, WHICH MAKES IT DIFFICULT TO PREDICT THE FUTURE SUCCESS OF OUR OPERATIONS AND OUR INDIVIDUAL VIDEO AND HOME ENTERTAINMENT STORES.

We have only a limited operating history upon which you can evaluate our business and prospects. We entered into the retail video rental industry by acquiring Integrated Retail Corp. in September 1998. Integrated Retail Corp. was formed in 1997. See "Item 4. Information on the Company - Our Acquisitions". Approximately 30% of our video and home entertainment stores are less than two years old, which makes it difficult to predict the future success of each store. You should consider our prospects in light of the risks, expenses and difficulties we may encounter as an early stage company in a stage of rapid growth through acquisition. These risks include:

     o        our  ability  to  effectively   integrate  new  stores  into   our
              organization;

     o the adverse effect that acquisition costs may have on the results of our historical operations;

     o competition, including increased competition, in the markets we service;

     o the adverse effect that our new stores or acquisitions may have on the sales of our existing stores serving the same markets;

     o        our ability to attract and maintain quality personnel;

     o        general regional and national economic conditions;

     o        consumer   trends   related  to  video   entertainment  and   home
              entertainment;

     o        acceptance of our entertainment and product mix;

     o        timing of promotional events and product introductions; and

     o        our ability to execute our business strategy effectively.

Comparable store sales may not increase at historical rates and operating costs may increase in the future. Changes in our comparable store sales results could cause the price of the common stock to fluctuate substantially.

TO DATE, MUCH OF OUR REVENUE GROWTH IS ATTRIBUTABLE TO THE OPENING OR ACQUISITION OF NEW STORES. IF WE ARE NOT ABLE TO INCREASE REVENUE GROWTH AT EXISTING STORES, WE MAY NOT BE ABLE TO INCREASE OR SUSTAIN REVENUE GROWTH ONCE WE REACH A LOWER GROWTH STAGE.

The majority of our revenue growth since inception can be attributed to the acquisition of new retail locations. Since inception, we have paid $3.19 million in cash and issued an aggregate of 7,974,957 shares, warrants and options in making such acquisitions. In order to sustain revenue growth as our acquisitions decrease, we must increase the revenue of existing retail locations. If we fail to increase existing store revenue, our results will suffer.

WE MAY BE UNABLE TO SUSTAIN OUR GROWTH OR TO MANAGE THE GROWTH OF OUR OPERATIONS, WHICH MAY AFFECT OUR PROFITABILITY.

Our growth strategy includes the acquisition of existing video and home entertainment stores and the opening of new stores. During the fiscal year ending May 31, 2002, we opened four new stores. As of the date of this annual report, we operate a total of 49 stores, compared to operating 45 stores as at May 31, 2001, and 33 stores at May 31, 2000. In January 2003 we expect to open our 50th store. Execution of our growth strategy requires our existing management personnel to, among other things:

     o identify acquisition candidates who are willing to sell their businesses at reasonable prices;

     o identify new sites where we can successfully compete and negotiate acceptable leases to implement cost-efficient development plans for new stores;

     o        obtain financing for acquisitions and new store development;

     o        hire,  train  and  assimilate  store  managers  and  other   store
              personnel;

     o hire and train additional product fulfillment personnel to handle additional product distribution; and

     o integrate each store's management information system and marketing programs into our system.

Our growth could strain the ability of existing management to accomplish these tasks and lessen the effectiveness of management with respect to existing operations. We cannot assure you that we will successfully open new stores or identify, negotiate, finance, consummate or assimilate the acquisition of additional video and home entertainment stores in the future. Continued substantial growth could have a material adverse effect on our results of operations, while on the other hand, the failure to maintain our growth rate could have a material adverse effect on the price of our common shares.

In addition to the management challenges, our future growth will require significant capital. In the past, acquisitions and store openings have been financed primarily with proceeds from our previous private and public offerings of common shares, debt and internally generated cash flow. We may seek to raise additional capital through future public or private sales of debt or equity securities. However, we cannot assure you that we can obtain sufficient capital on reasonable terms, if at all, to implement our growth strategy.

OUR BUSINESS STRATEGY REQUIRES THE OPENING OF, OR ACQUISITION OF, NEW RETAIL LOCATIONS, BOTH OF WHICH ARE RESOURCE INTENSIVE, AND MAY REQUIRE US TO OBTAIN ADDITIONAL FINANCING. IF WE FAIL TO OBTAIN SUCH FINANCING, WE MAY BE UNABLE TO IMPLEMENT OUR BUSINESS STRATEGY AND OUR RESULTS MAY SUFFER.

Financing for the opening and acquisition of new stores may be in the form of debt or equity or both and may not be available on terms acceptable to us, if at all. We estimate that the average cash investment for tenant improvements, inventory (net of payables), marketing and training required to open a new store is between approximately $225,000 and $275,000 for our traditional store format. We estimate the cost of opening a rebranded VHQ Entertainment store to be up to approximately $275,000. The actual cost of opening a store may be significantly greater than such current estimates. We may need to seek additional debt and/or equity financing in order to fund our continued expansion through our fiscal year ending May 31, 2003 and beyond. In addition, our ability to incur indebtedness or issue equity or debt securities could be limited by risks described throughout this Risk Factors section, including general economic risks and risks affecting our business and results of operations; some of which are beyond our control. Further, our issuance of equity securities to raise capital to acquire or open additional stores may have the effect of diluting the interests of our existing stockholders.

PIRACY OF THE PRODUCTS WE OFFER MAY ADVERSELY AFFECT OUR OPERATIONS.

With the advent of the Internet, the risk with respect to the access to pirated motion picture products has increased. Traditionally, pirated VHS tapes could be obtained on a black market, however, these tapes were of poor quality and the distributors of the tapes could be shut down quickly since they could be located as soon as they attempted to sell the pirated tapes. However, with the development of the Internet, and its non-jurisdictional nature, there is now the potential for wide distribution of pirated movies at a low cost. This poses a threat to not only the producers and creators of motion pictures but to entertainment providers like us.

Currently movie studios generate approximately 60% of their overall revenues from non-theatrical resources (including retail and rental) and accordingly, maintaining rights and control over their product distribution over the Internet is fundamental to the ongoing profitability of the studios. We expect that the movie industry will follow the music industry, which in the United States recently challenged the sale of non-licensed music over the Internet. The creators and owners of music were successful in stopping a significant web based distributor of unlicensed music from continuing to sell their product. Like the music industry, we believe the studios will take an aggressive position against piracy over the Internet, since it is fundamental to profitability of the studios to ensure that only licensed providers distribute their products. There can be no guarantees, however, that the studios will take steps to enforce their rights against Internet piracy or that they will be successful in preventing the distribution of pirated movies.

IF WE DON'T RECEIVE ADDITIONAL FINANCING, WE WILL NOT BE ABLE TO EXECUTE OUR BUSINESS PLAN.

We will require additional financing to execute our business plan. Our ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions, as well as our business performance. There can be no assurance that we will be successful in our efforts to arrange additional financing on satisfactory terms. If additional financing is raised by the issuance of shares from treasury, control of our business may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of opportunities, develop new products or otherwise respond to competitive pressures and remain in business.

ACQUISITION RISKS

Our growth strategy may involve the continued acquisition of existing video and home entertainment stores. This strategy includes the following risks:

WE MAY BE UNABLE TO COMPETE WITH OTHER VIDEO CHAINS FOR ATTRACTIVE ACQUISITION TARGETS, WHICH MAY LIMIT OUR GROWTH.

Some of our competitors may seek to acquire some of the same video and home entertainment stores that we seek to acquire. This competition for acquisitions would likely increase acquisition prices and related costs and result in fewer acquisition opportunities, which could have a material adverse effect on our growth or our ability to acquire acquisition targets on acceptable terms.

WE MAY BE UNABLE TO COMPETE WITH OTHER VIDEO CHAINS FOR ATTRACTIVE NEW STORE LOCATIONS, WHICH MAY LIMIT OUR GROWTH.

Some of our competitors may seek to acquire some of the same video and home entertainment new store locations that we seek to acquire. This competition for new stores would likely increase new store acquisition prices and related costs and result in fewer new store opening opportunities, which could have a material adverse affect on our growth or our ability to open new stores on acceptable terms.

SELLERS OF ACQUISITION TARGETS MAY MAKE MISREPRESENTATIONS TO US OR BREACH THE TERMS OF AN ACQUISITION AGREEMENT, WHICH COULD ADVERSELY AFFECT THE VALUE OF AN ACQUISITION.

Our acquisition of Family Video (our Saskatoon stores) was a stock acquisition, subject to certain stated liabilities such as store leases. We acquired Rainbow Video (our four original Calgary stores) by acquiring all of the stock of Safiqa Holdings Ltd., and thereby the assets acquired are subject to all liabilities of that entity, stated or otherwise. We acquired the Movies Plus stores by acquiring all of the stock of 705556 Alberta Ltd., and thereby the assets acquired are subject to all liabilities of that entity, stated or otherwise. In completing each acquisition, we relied upon certain representations, warranties and indemnities made by the sellers with respect to each of these acquisitions, as well as our own due diligence investigations.

In the future, we may acquire additional video and home entertainment stores or chains in either asset acquisitions or stock acquisitions. In either case, we will rely upon certain representations, warranties and indemnities made by the sellers with respect to each of these acquisitions and our due diligence. We cannot assure you that the sellers' representations and warranties will be true and correct or that our due diligence investigations will uncover all materially adverse facts relating to the operations and financial condition of the acquired businesses. In the event that we are required to pay for obligations not expressly assumed, or which the seller, in connection with such acquisitions, has not disclosed or in the event there are material misrepresentations, we may not be able to recoup the costs of paying such obligations, or recover our damages, from the sellers.

WE ANTICIPATE THAT MOST POTENTIAL ACQUISITION TARGETS WILL BE PRIVATE COMPANIES AND THAT WE WILL HAVE LIMITED KNOWLEDGE OF THEIR OPERATING HISTORIES, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO MAKE AN INFORMED ACQUISITION DECISION.

Notwithstanding our own due diligence investigations, our management will have limited knowledge about the specific operating histories, trends and customer buying patterns of the video and home entertainment stores that we seek to acquire. Further, we anticipate that potential acquisition targets may have limited operating histories, which could make predicting their future success uncertain. Consequently, we cannot assure you that we will make acquisitions, if any, at favorable prices, that acquired stores will perform as well as they have performed historically or that we will have sufficient information to accurately analyze the markets in which we elect to make acquisitions. Our failure to pay reasonable prices for acquisitions or to acquire profitable video and home entertainment stores could have a material adverse effect on our results of operations.

OUR FAILURE TO INTEGRATE THE OPERATIONS OF VIDEO AND HOME  ENTERTAINMENT  STORES
THAT  WE  ACQUIRE  WITH  EXISTING  STORES  AND  SYSTEMS  MAY  CREATE   OPERATING
INEFFICIENCIES, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

The success of the video and home entertainment stores we acquire depends in large part on our ability to integrate these stores into our purchasing, marketing and management information systems. If we fail to integrate acquired stores successfully and on a timely basis, we may not achieve operating efficiencies and our results of operations may suffer. We currently operate stores that we have acquired under different brand names, including the "Family Video" name, and we may acquire and operate other video and home entertainment stores under other brand names. Operating stores under different brand names creates a challenge for our management and may diminish our operating efficiencies. We anticipate that we will maintain the personnel and the general business operations of the video and home entertainment stores we acquire. The success of these acquisitions will be dependent, in part, upon the manner in which we are able to integrate the personnel into our operations and the manner in which the acquired stores were operated. We cannot assure you that we will be able to integrate these existing video and home entertainment stores in a manner consistent with our standards.

OPERATING RISKS

Our  business  is  subject  to  operating   risks   associated   with  the  home
entertainment industry and our operations. Set forth below are material risks associated with the operation of our business.

THE VIDEO RETAIL AND HOME ENTERTAINMENT INDUSTRY IS HIGHLY COMPETITIVE AND SOME OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER RESOURCES THAN US, WHICH THEY MAY USE TO IMPLEMENT STRATEGIES THAT COULD ADVERSELY AFFECT OUR MARKET SHARE AND RESULTS OF operations.

The home entertainment industry is highly competitive and there are few barriers to entry. We compete with many other video and home entertainment stores, including stores operated by regional and national chains, as well as other businesses offering video cassettes and video games such as supermarkets, pharmacies, convenience stores, bookstores, mass merchants, mail order operations and other retailers. Some of our competitors may open locations in close proximity to our video and home entertainment stores and may offer broader product selections, lower prices and better rental terms than us, which may cause our customers to patronize our competitors. Some of our competitors have greater financial and marketing resources, market share and name recognition than us, which may allow them to quickly develop market presence in the markets we serve or allow them to expand into new markets that we intend to serve. We cannot assure you that we will be able to effectively compete with these competitors.

In addition, we compete with all leisure-time activities, such as movie theaters, network and cable television, direct broadcast satellite television, live theater, sporting events and family entertainment centers. In the event the demand for our products declines, our business and results of operations will be adversely affected.

THE VIDEO ENTERTAINMENT PRODUCTS THAT WE OFFER ARE SUBJECT TO TECHNICAL OBSOLESCENCE, WHICH COULD REDUCE THE DEMAND FOR THE PRODUCTS WE OFFER.

We compete with, among others, pay-per-view cable television systems ("Pay-Per-View"), in which subscribers pay a fee to see a movie that they select. Pay-Per-View presently offers only a limited number of channels and movies in certain cable television markets; however, recently developed technologies permit certain cable companies, direct broadcast satellite companies (such as DirecTV), telephone companies and other telecommunications companies to transmit a much greater number of movies to homes throughout the United States at frequent intervals (often as frequently as every five minutes) throughout the day, referred to as "Near Video-on-Demand" ("NVOD"). NVOD does not offer full interactivity or VCR functionality such as allowing the consumer to control the playing of the movie, starting, stopping and rewinding.
Ultimately, further improvements in these technologies could lead to the availability of a broad selection of movies to consumers on demand, referred to as Video-on-Demand ("VOD"), at a price which may be competitive with the price of video cassette rentals and with VCR functionality. Some cable and other telecommunications companies have tested and are continuing to test limited versions of NVOD and VOD, as well as premium digital cable channels in various markets throughout Canada, the United States and Europe. Changes in the manner in which movies are marketed, primarily related to an earlier release of movie titles to NVOD and VOD distribution channels, could substantially decrease the demand for video cassette rentals, which would have a material adverse effect on our business. Currently, movie titles are released to the video and home entertainment specialty store market from 30 to 120 days before release to the Pay-Per-View (including NVOD and VOD) distribution channels.

THE DVD FORMAT IS EXPECTED TO GAIN POPULARITY WHICH WILL REQUIRE US TO MAKE ADDITIONAL CAPITAL EXPENDITURES TO INCREASE OUR DVD SELECTION.

We anticipate that the popularity of movies recorded on DVDs will increase as the price of DVDs become comparable with video cassettes. We currently offer a selection of DVDs in all of our stores and anticipate that the selection will grow as a percentage of the titles we offer. In the future, we may be required to offer a broader selection of catalogue titles on DVD to remain competitive and to meet the demands of the markets we serve. We anticipate that this may require a substantial investment in DVD inventory, which may not be offset by increased unit rentals. In addition, the advent of video compact discs may result in consumers purchasing more films than in the past, which could have a materially adverse effect on our rental volume and, as a result, on our profit margins.

VIDEO GAMING IS EXPECTED TO GAIN POPULARITY WITH CONSUMERS WHICH WILL REQUIRE US TO MAKE ADDITIONAL CAPITAL EXPENDITURES TO INCREASE OUR VIDEO GAMING SELECTION ON VARIOUS PLATFORMS.

We anticipate that video games will become increasingly popular with consumers, as additional functionality and new games and features are promoted on various platforms. We currently offer a selection of video games on most major platforms, including Microsoft X-Box, Nintendo Game Cube and Sony Playstation in all of our stores and we anticipate that the selection will continue to grow as a percentage of the overall titles that we offer. In the future, we may be required to offer both a broader selection and an increased number of new release video games on all platforms in order to remain competitive and to meet the demands of the markets we serve. We anticipate that this may require a substantial investment in video game software, which may not be offset by increased rentals.

THE VIDEO RENTAL INDUSTRY WOULD LOSE A SIGNIFICANT COMPETITIVE ADVANTAGE IF THE MOVIE STUDIOS ADVERSELY CHANGE THEIR CURRENT DISTRIBUTION PRACTICES.

A significant competitive advantage that the video rental industry currently enjoys over most other movie distribution channels, except theatrical release, is the early timing of the video store distribution "window." This window is exclusive against most other forms of non-theatrical movie distribution, such as pay-per-view, premium television, basic cable and network and syndicated television. The length of the window for movie rental varies, typically ranging from 30 to 90 days for domestic video stores and from 120 to 180 days for international video stores. Thereafter, movies are made sequentially available to television distribution channels.

We could be materially adversely affected if:

  - the video store windows were no longer the first following the theatrical release;

  -    the length of the video store windows were shortened;

  -    the video store windows were no longer as exclusive as they are now; or

  - an increasing number of titles were released to "sell-through" instead of rental because newly released movies would be made available earlier on other forms of non-theatrical movie distribution. As a result, consumers would no longer need to wait until after the video store distribution window to view a newly released movie on other distribution channels and our business results might suffer.

OUR PRIMARY DEPENDENCE ON CERTAIN SUPPLIERS AND WHOLESALERS TO SUPPLY US WITH INVENTORY MAY AFFECT OUR ABILITY TO OPERATE IN THE EVENT ANY SUCH SUPPLIER IS UNABLE TO FULFILL OUR INVENTORY NEEDS ON REASONABLE TERMS.

Our continuing profitability depends in part on our ability to acquire sufficient quantities of the latest and most popular titles (VHS cassettes, DVDs, video games and music CDs) on a timely basis and at favorable prices. As of October 31, 2002, we acquired approximately 40% of our supply of rental VHS cassettes and DVDs, and substantially all of our video game products, from Video One Ltd. The current contract with Video One is scheduled to expire on January 30, 2003 unless earlier renewed.

While we believe that we can obtain comparable quantities of titles from other suppliers, the number of alternative suppliers has diminished in recent years due to the consolidation of the industry and the termination of our present relationship with Video One could adversely affect our results of operation until a suitable replacement is found. Also, we cannot guarantee that any such replacement would provide service or payment terms as favorable as those provided by Video One.

OUR OPERATIONS ARE SUBJECT TO SEASONAL AND OPERATING FLUCTUATIONS, WHICH MAY AFFECT THE RESULTS OF OUR OPERATIONS.

Our video cassette, DVD and video game rental business is somewhat seasonal, with revenues in April and May generally being lower due in part to the change to Daylight Savings Time and improved weather, and revenues in September and October generally being lower due in part to the start of school, the football season and the new television season. The seasonality of our business could adversely affect our financial results.

In addition, future operating results may be affected by many factors, including variations in the number and timing of store openings, the timing of, and public acceptance of new release titles available for rental and sale, the timing of our acquisition of existing video and home entertainment stores, the extent of competition, marketing programs, weather, special or unusual events, such as the Olympics or a televised event of significant public interest, local organized sports activities and other factors that may affect retailers in general. Any concentration of new store openings and the related new store pre-opening costs near the end of a fiscal quarter could have an adverse effect on the financial results for that quarter.

BECAUSE MARGINS ON SELL-THROUGH PRODUCTS ARE LOWER THAN RENTAL MARGINS, OUR MARGINS COULD BE MATERIALLY ADVERSELY AFFECTED IF A GREATER PROPORTION OF NEWLY RELEASED MOVIES WERE INITIALLY PRICED AS A SELL-THROUGH PRODUCT AND CONSUMERS DESIRED TO OWN THESE MOVIES RATHER THAN RENT THEM.

In general, studios initially price their movies at prices that are too high to generate significant consumer demand for purchase. Recently, however, the studios have released a limited number of movies at prices intended to generate consumer demand to purchase these movies rather than rent them. This is referred to as sell-through pricing. If studios release more movies at sell-through prices, demand for video rentals may decrease and our results may be adversely affected.

Sell-through retail margins are generally lower than rental margins. Some of our competitors, such as mass merchandisers, warehouse clubs and Internet sites, can distribute and sell these sell-through movies on VHS tape or DVD at lower costs and/or may operate at lower margins than us. As a result, our sell-through business has comprised only a small percentage of our total revenue. We believe our profitability would be adversely affected if we did not derive most of our revenues from the higher margin rental business. We could be materially adversely affected if:

  - a greater proportion of either release format were initially priced as sell-through merchandise; and

  -       consumers desired to own, and not rent, these movies.

WE HAVE A SIGNIFICANT AMOUNT OF FIXED COSTS AND, AS A RESULT, AN INCREASE IN DOWNTIME OR DECREASE IN PRODUCTIVITY COULD RESULT IN OPERATING LOSSES.

Fixed costs, including costs associated with our premises and salaries, account for a significant portion of our costs and expenses. As a result, downtime or lost productivity resulting from lower demand, equipment failures or other factors could result in operating losses for our business.

MANY OF THE COMMUNITIES IN WHICH HAVE STORES ARE DEPENDENT UPON A SINGLE OR A FEW INDUSTRIES. IF ONE OR MORE OF THESE INDUSTRIES EXPERIENCES A DOWNTURN, THE ECONOMIES OF THESE COMMUNITIES MAY EXPERIENCE A DOWNTURN WHICH COULD REDUCE THE REVENUES FROM STORES IN ONE OR MORE OF THOSE COMMUNITIES.

We have developed a business strategy targeting the secondary retail markets located in communities with a minimum trading area population of approximately 5,000 to 10,000 people. The strength of the local economy in these types of communities typically depends upon the strength of a smaller number of key industries. If the major sustaining industry in one of these communities is negatively affected, the strength of the entire local economy will be negatively affected and the amount of disposable income of the residents in that particular community will decrease. Consequently, a store operated by us in that location may be negatively affected.

COMPANY AND SECURITIES RELATED RISKS

WE DEPEND ON THE EXPERTISE OF KEY PERSONNEL. IF ANY OF THESE INDIVIDUALS WERE TO LEAVE, OUR BUSINESS MAY SUFFER.

Our future success depends on the continued services of certain key management personnel, including Trevor M. Hillman, our Chairman and Chief Executive Officer, Gregg C. Johnson, our President and Chief Operating Officer, Derrek R. Wong, our Senior Vice President of Finance and Chief Financial Officer and Michael D. McKelvie, our Senior Vice President, Marketing & Communications. The loss of any one of these individuals could have a material adverse effect on our results of operations. We maintain key-man life insurance for Trevor M. Hillman. We have entered into consulting agreements with Mr. Hillman and Mr. Johnson. To date we have not entered into written employment agreements with Mr. Wong or Mr. McKelvie. Our continued growth and profitability also depend on our ability to attract and retain other management personnel, including qualified store managers.

OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER, TREVOR M. HILLMAN, BENEFICIALLY CONTROLS APPROXIMATELY 16.23% OF OUR COMMON SHARES AND OUR OFFICERS AND DIRECTORS AS A GROUP CONTROL 49.07%, AND AS A RESULT, CAN INFLUENCE THE CONTROL OF OUR COMPANY.

As of November 30, 2002, Trevor M. Hillman beneficially controlled approximately 16.33% of our issued and outstanding common shares, and our Directors and officers, as a group, beneficially controlled approximately 49.07% of our common shares. As a result, these stockholders, if acting together, would be able to effectively influence control matters requiring approval by our stockholders, including the election of all members of the Board of Directors and significant corporate transactions, such as mergers or other business combinations. This control may delay, deter or prevent a third party from acquiring or merging with us, which in turn could reduce the market price of our common stock.

OUR PRESIDENT AND CHIEF OPERATING OFFICER, GREGG C. JOHNSON, BENEFICIALLY CONTROLS APPROXIMATELY 9.22% OF OUR COMMON SHARES AND OUR OFFICERS AND DIRECTORS AS A GROUP CONTROL 49.07% AND AS A RESULT, CAN INFLUENCE CONTROL OF OUR COMPANY.

As of November 30, 2002, Gregg C. Johnson beneficially controlled approximately 9.22% of our issued and outstanding common shares, and our officers and Directors, as a group, beneficially controlled approximately 49.07% of our common shares. As a result, the stockholders, if acting together, would be able to effectively influence control matters requiring approval by our stockholders, including the election of all members of the Board of Directors and significant corporate transactions, such as mergers or other business combinations. This control may delay, deter or prevent a third party from acquiring or merging with us, which in turn could reduce the market price of our common stock.

WE ARE A FOREIGN CORPORATION AND ALL OF OUR DIRECTORS AND OFFICERS ARE OUTSIDE OF THE UNITED STATES, WHICH MAY MAKE ENFORCEMENT OF CIVIL LIABILITIES DIFFICULT.

We incorporated under the laws of Canada. As of October 31, 2002, all of our Directors and officers are residents of Canada, and substantially all of our assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon our Directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

WE HAVE RESERVED UP TO 2,352,000 COMMON SHARES FOR FUTURE ISSUANCE AS STOCK OPTIONS AND 389,819 COMMON SHARES FOR ISSUANCE UPON THE EXERCISE OF EXISTING WARRANTS, WHICH IF ISSUED MAY CAUSE DILUTION IN THE VALUE OF CURRENTLY ISSUED AND OUTSTANDING SHARES.

As of November 30, 2002, we have granted incentive stock options to Directors, officers and key employees exercisable to acquire up to 1,627,300 common shares and issued warrants which are exercisable to acquire up to 705,074 common shares. Such options and warrants, if fully exercised, would constitute approximately 18.6% of our common share capital at November 30, 2002. The exercise of such options and the subsequent resale of such common shares into the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which we may deem appropriate. We may also enter into commitments in the future which would require us to issue additional common shares and we may grant additional share purchase warrants and stock options.

BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN OUR SHARES BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND ARE SUBJECT TO THE PENNY STOCK RULES.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. Since July 24, 2001 our shares have been listed and posted for trading on the Toronto Stock Exchange, the TSX. Prior to this, our shares were listed on the Canadian Venture

Exchange, the CDNX. The high and low closing price of our shares during 1999 ranged from $2.50 (high) to $0.50 (low), between $5.25 (high) and $1.85 (low) during 2000, between $3.50 (high) and $1.65 (low) during 2001 and between $2.30
(high) and $0.38 (low) during the period from January 1, 2001 and October 31, 2002. The price of our shares on October 31, 2002 was $0.70.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or an "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks. Our shares would be considered a penny stock. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.



ITEM 4.           INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF VHQ ENTERTAINMENT INC.

We, VHQ Entertainment Inc., were incorporated as 753541 Alberta Ltd., an Alberta corporation under the BUSINESS CORPORATIONS ACT (Alberta) on September 5, 1997. Our authorized capital consisted of an unlimited number of common shares.

On December 11, 1997, we issued 2,000,000 common shares to our founding shareholders for aggregate consideration of $100,000. On December 22, 1997, we amended our Articles of Incorporation to change our name to Video Headquarters Inc. and to create a new class of an unlimited number of preferred shares issuable in series.

In March 1998, we completed an initial public offering as a "Junior Capital Pool Company" under the rules of the Alberta Securities Commission and The Alberta Stock Exchange. A Junior Capital Pool Company is a company with no identified business, which is formed and capitalized for the purposes of identifying business opportunities. In our initial public offering, we issued 2,000,000 common shares at $0.10 per share for gross proceeds of $200,000. Our common shares were listed and posted for trading on the junior capital pool board of The Alberta Stock Exchange on June 9, 1998.

Effective September 18, 1998, we acquired all of the issued and outstanding securities of Integrated Retail Corp. See "Our Acquisitions - Our Acquisition of Integrated Retail". We also amended our Articles of Incorporation to consolidate our common shares on a two (2) shares for one (1) share basis, so that after giving effect to the consolidation and our acquisition of Integrated Retail Corp, our issued and outstanding common shares amounted to 7,200,000 common shares. Our acquisition of Integrated

Retail Corp. constituted a "major transaction" under the rules of the Alberta Securities Commission. As such, we were no longer classified as a Junior Capital Pool Company and our shares were listed for trading on The Alberta Stock Exchange. In November 1999, The Alberta Stock Exchange merged with the Vancouver Stock Exchange to become the Canadian Venture Exchange (the "CDNX"). Our common shares were traded on the CDNX under the trading symbol "VHQ" from November 1999 to July 30, 2001 at which time we voluntarily delisted our shares from the CDNX as a result of the listing of our shares on the Toronto Stock Exchange ("TSX"). On July 24, 2001 our common shares commenced trading on the TSX.

At our November 22, 2000 annual meeting of shareholders, our shareholders approved, among other items, the filing of Articles of Continuance under the Canada Business Corporations Act and the changing of our name to "VHQ Entertainment, Inc." from "Video Headquarters Inc.". The Certificate of Continuance under the Canadian Business Corporations Act ("CBCA") was issued on December 1, 2000. Also at the November 15, 2001 special and annual meeting of shareholders, Trevor H. Hillman, Peter Lacey, Gregg C. Johnson, Catherine J. McDonough, Ayaz Kara, Lorn Becker and Marc Gignac were elected to the Board of Directors to serve one-year terms expiring at the next annual meeting of shareholders. On June 5, 2002 we accepted the resignation of Lorne Becker and Ayaz Kara as directors.

Since our inception (September 5, 1997) to May 31, 2002, our principal capital expenditures and divestitures (including interests in other companies) were approximately $22.14 million. Information concerning principal capital expenditures and divestitures, since inception and currently planed are further described under "Our Acquisitions", below, and "Item 5. Operating and Financial Review and Prospects". We have not been subject to any bankruptcy, receivership or similar proceedings.

Save and except for a written expression of interest to acquire all of the assets of the Company by Video Update Inc. (a wholly-owned subsidiary of Movie Gallery Inc. NASDAQ: MOVI), dated December 10, 2001; subsequent to which no further discussions or negotiations have been undertaken, we have not had indications of any public takeover by third parties with respect to our shares and have not and do not intend to engage in any public takeovers of third parties since our inception and during the current fiscal year.

Our principal business office is located at 6201 - 46th Avenue, Red Deer, Alberta, T4N 6Z1, and our registered office is located at 1900, 715 - 5th Avenue, S.W., Calgary, Alberta, T2P 2X6. Our phone number is (403) 346-8119 and our e-mail address is www.mail@vhq.ca.

Our website is located at WWW.VHQ.CA. Information contained on our website is not part of this Registration Statement.

BUSINESS OVERVIEW

As at the date of this annual report we operate a chain of 49 retail video and home entertainment stores in Western Canada and the North West Territories. We expect to open our 50th store in January 2003. Our business strategy is to focus on serving in rural and secondary markets and smaller urban centers, which typically have less competition, lower fixed costs and lower staffing costs. We intend to grow by opening new stores using our video and home entertainment store format that we have developed and by acquiring existing video and home entertainment stores in the market that we target to serve. We intend to first complete our expansion throughout Western Canada by the end of 2004, and thereafter, we intend to expand into Eastern Canada following a similar strategy. Although small rural and secondary markets in the United States are demographically similar to those in Canada, we do not intend to pursue expansion into the United States until we have completed to a significant degree, our current Canadian expansion likely in 2006.

The Company's capital expenditures, which relates mainly from the purchase of rental assets and acquisitions, are as follows:

--------------------------------------------------------------------------------------------------------------
12 MONTHS ENDING                 12 MONTHS ENDING             12 MONTHS ENDING             12 MONTHS ENDING
  MAY 31, 2002                      MAY 31, 2001                 MAY 31, 2000                 MAY 31, 1999
--------------------------------------------------------------------------------------------------------------
$6,584,005                       $6,972 million               $7,950 million               $2.767 million
--------------------------------------------------------------------------------------------------------------




Information concerning our principal capital expenditures and divestitures, since inception and currently planned, are further described under "Our Acquisitions" and "Item 5. Operating and Financial Review".

VIDEO AND ENTERTAINMENT INDUSTRY

We are engaged primarily in the rental and sale of filmed entertainment in VHS and DVD format and related merchandise, the rental and sale of video games and related accessories and the sale of music. The products we rent or sell are generally within the "home entertainment" market. According to the Video Software Dealers Association ("VSDA")U.S. consumers spent US $17.4 billion renting and buying prerecorded video in 1999, up 2.4% from expenditures in1998. Video spending in Canada also rose in 1999 by about 2.4% with video expenditures of about US $2.0 billion. According to Adams Media Research, the total numbers of videos purchased by consumers in 1999 was 685 million compared to 674 million in 1998. As well, according to the VSDA 90% of all US adult VCR owners have rented a video at least once a week.

Sales of VCRs continue to grow. According to the Consumer Electronics Association, 22 million VCRs were sold in the US up 26% from 1998. As well, US consumers bought approximately 3.7 million DVD players in 1999 According to Adams Media Research, DVD sales are expected to increase over 800% from $4.6 milllion in 1999 to $41.87 million in 2004, therefore expanding the opportunity for entertainment sales.

The Recording Industry Association of America reported North American music industry revenues of US$13.2 billion in 2001, representing a 3.1% increase over the previous year. North America represents the greatest music market, followed closely by Europe. Japan falls into third place with approximately 50% of the volume of sales achieved in Europe. Worldwide music sales total over US$38 billion annually. In the video games market, also referred to as interactive entertainment media, retail sales in the United States were US$6.0 billion in 2000 according to the NPD Group, an international marketing information company based in Port Washington, New York. Electronic or computer-based games fall into four major categories; personal computer games, console or next generation games, hand-held games, and online games accessed via the Internet.

The retail market for video and home entertainment has changed dramatically over the last five years and has been characterized by a consolidation of many of the smaller independent operators. Once a cottage industry of small privately owned enterprises, the market has now largely been rolled up with concentrated ownership in the hands of a few large publicly traded corporations. This consolidation has occurred primarily as a result of the fact that most retail outlets needed increasing amounts of capital to keep pace with the ever growing number of titles produced by the major studios, as well as the expanding "copy depth" programs offered by the larger chains that carry both a broad selection and extensive number of per title copies in an effort to ensure that the consumer is not disappointed by their respective selection not being available for rental. As many independent retailers were unable to compete, the major operators acquired many retailers and many retailers simply closed their businesses.

Over the last decade the home entertainment industry at the retail storefront level has experienced tremendous growth in the dollars spent by consumers on video rental. We believe that this is due partly to the fact that VHS player penetration into households still ranks as one of the most successful product introductions ever, as well as the fact that studios continue to expand both the number and quality of offerings to the market. Consumers continue to have a large demand for home video, and at present, the revenues generated from video release comprise up to 60% of a studio's revenues associated with a title release. The studios thus make concerted efforts to protect the revenues resulting from this market, and, as such, continue to introduce marketing techniques to expand this sector, including direct to video releases, as well as "sell-through" pricing on well performing "A" titles whereby such titles are introduced at pricing for retail sale (as opposed to rental). This sell-through pricing allows retailers to benefit from lower acquisition costs for rental inventory, as well as the opportunity to sell such titles.

We view the recent market success of digital versatile discs ("DVDs") to be a major factor for the home entertainment market. The DVD format incorporates several advanced features, including digital quality picture and sound, outtakes, additional footage, multiple language encoding, special director's cuts and pans of scenes, the ability to edit content on the fly to match a particular rating or make the title suitable for a particular audience and the ability to "jump" from scene to scene. These features have made DVD the most successful new home entertainment product offering for the last three years. We have made substantial investment into DVD inventory for rental and revenues generated from DVD continue to increase at dramatic rates, particularly in the urban centers.

We also view new hardware product offerings such as Sony's Playstation 2(TM), Microsoft's X-BoxTM and the Nintendo Game CubeTM to be a significant factor in the video and home entertainment industry. The Playstation 2(TM) features the ability to play DVD movies, DVD or CD-based video games and CD-based music all on a single platform. This convergence of technologies will likely result in a convergence of media platforms toward DVD and may result in even greater penetration of DVD-compliant hardware than exists today.

Over the last five years the retail market has transitioned away from a model whereby the video retailer buys a copy of a title and rents the copy for a return of its capital to a model whereby the major studios provide the title at a low initial capital cost, and the revenues are then shared between the studio and the retailer. This model has been used by theatres for decades and now is becoming increasingly prevalent in the home entertainment market as well. The revenue sharing model is available to most retailers through third parties such as Rentrak Corporation, or directly with the studios themselves. The difference between direct and third party models is principally (i) the up front capital cost (ii) the percentage of revenues retained by the retailer, and (iii) the cost of "buying" out the title at the end of the contract. Typically, third party contracts result in greater upfront costs, lower revenue sharing percentages to the retailer, and higher buyout costs. Consequently, those retailers that have been able to obtain direct studio deals have held a competitive advantage in the marketplace and thus have been able to provide both a greater selection of titles and a greater number of copies in-store of each title.

To date, we have participated in revenue sharing through a third party arrangement with Rentrak Corporation, and, more recently, directly with a number of studios. We believe that we will retain our contractual and strategic alliance with Rentrak Corporation in the future for the supply of product from studios that we do not enter into revenue sharing arrangements with, and for studios that do not offer direct revenue sharing programs. We cannot assure you that we will successfully negotiate revenue sharing arrangements with other movie studios or that we will maintain our revenue sharing arrangement with Rentrak. Our inability to maintain revenue sharing arrangements would have a materially adverse effect on our business and results of operations.

OUR RETAIL BUSINESS GROWTH STRATEGY

Our business strategy is to compete in neighborhood markets in large urban centers, small urban centers and rural markets with a trading area population averaging approximately 10,000. We believe that the advantages of targeting these markets are:

     o      less competition;

     o      the ability to develop market share at lower per customer expense;

     o      lower fixed costs (leased space);

     o      lower staffing costs; and

     o      lower existing market penetration by competitors.



We generally charge rental rates that are competitive with rates charged by our competitors.

We intend to grow by establishing new, or acquiring established, video and home entertainment stores.

We intend to apply specific selection criteria when evaluating new locations, including:

     o trading area population base within 20 miles exceeding 5,000 to 10,000 persons;

     o      competition in area;

     o      availability of convenient retail space with available parking;

     o      traffic, frontage and exposure at retail site; and

     o demographic characteristics of the area (household size, age and income).


OUR RETAIL STORES

Our video and home entertainment stores are typically located in retail strip shopping centres and well-located stand-alone retail stores and range in size from 3,500 to 6,000 square feet. Our stores are open seven days a week, generally from 10 a.m. to 12 midnight.

Our stores display new release movies alphabetically and catalogue titles are displayed alphabetically by category, such as "Action," "Comedy," "Drama" and "Children." Our typical store's inventory consists of video cassettes ("VHS"), digital versatile discs ("DVD"s), video games and music compact discs ("CD"s). The actual inventory of each store varies depending on its location. We continually review each store to ensure that inventory for both rental and sale is meeting local demand. Also, each store has a few special interest titles, covering such subjects as hunting, golf and education, selected by management to appeal to the customer base in the store's local market area. We make buying decisions centrally and base these decisions on box office results, actual rental history of comparable titles within each store and industry research.

Based on our experience, we believe that our typical store's revenues are affected by internal factors such as our new release title selection and the number of copies of each new release available for rental as compared to our competitors. We are committed to offering as many copies of new releases as necessary to be competitive within a market, while at the same time keeping our costs as low as possible. New VHS tapes, DVDs and music CDs offered by us for sale are primarily "hit" titles promoted by the studios for sell-through, as well as special interest titles, children's titles and seasonal titles related to particular holidays.

We design each store using uniform store fixtures, equipment and layout to create brand identity. Our stores play movie previews and promotions of coming attractions on in-store video and sound preview systems for the enjoyment of our customers. Each of our stores is decorated in bright and attractive colours and features posters and stand-up displays promoting specific movie, music and video game titles. We arrange movies and video games in attractive display boxes organized into categories by topic, except for new movie and video game rental releases, which are assembled alphabetically in their own section for ease of selection by customers.

Our stores were originally operated under the brand "Video Headquarters". During the past 18 months, we have adopted a new format under the "VHQ" brand. This new format is designed to generate higher traffic volumes and repeat business as part of our branding effort. Our store layout uses inviting colours, state-of-the-art entertainment systems, and a broad selection of entertainment-related products, including music CDs, video game accessories, video games for sale, studio merchandise related to filmed entertainment and music, sell-through filmed entertainment and an expanded selection of DVD titles for rent. As part of our branding strategy, we are in the process of painting and installing new fixtures in existing stores and in making physical layout changes to enhance check-out processes. The final stage of our branding strategy will be to update store exteriors and signage. We believe that the increased product selection provides opportunities for cross-product promotion in order to increase the average size of a purchase. We have opened 13 locations using the new format and have begun the introduction of the new format in an additional 17 locations. As of the date of this annual report, the remaining stores continue to operate under the "Video Headquarters" brand.

Generally, we spend approximately $225,000-$275,000 to open each new store. These costs are net of tenant inducements and include tenant finish, fixtures, computers, point-of-sale equipment, security devices, interior and exterior signage, inventory for rent, deposits, staff recruitment and training, and inventory for sale.

Our policy is to constantly evaluate our existing store base to determine where improvements may benefit our competitive position in the areas we serve. In negotiating leases, we attempt to negotiate flexible lease terms to allow us to react to changing demographics and other market conditions.

In the future, we may actively pursue relocation opportunities to adapt to market shifts. Similarly, we may elect to expand and/or remodel certain of our stores in order to improve facilities, meet customer demand and maintain the visual appeal of each store.

OUR EXISTING RETAIL LOCATIONS

At the time of completion of our acquisition of Integrated Retail Corp. on September 18, 1998, Integrated operated seven video and home entertainment retail outlets in Alberta. Since that date, we opened 20 new video and home entertainment retail outlets in Alberta and one in Yellowknife, Northwest Territories. On September 29, 1999, we acquired Safiqa, which owned four video and home entertainment stores in the Calgary market operating under the trade name "Rainbow Video." On December 1, 1999, we acquired Star Vision, which operated six video superstores in the Saskatoon market operating under the trade name "Family Video." On March 21, 2000, we acquired the two "Movies Plus" video and home entertainment retail outlets located in Calgary. On June 15, 2000 we acquired the assets of "Silver Screen Video", a video and home entertainment store in Saskatoon, Saskatchewan. On July 11, 2000, we acquired two video stores located in Spruce Grove and Stony Plain, Alberta. On March 15, 2001, we acquired the assets and business operations of a video rental and retail store operating in La Ronge, Saskatchewan. These openings and acquisitions bring the total number of our home entertainment outlets now operating up to 49. We expect to open our 50th store in January 2003. It is management's intent to convert all of our stores to the VHQ Entertainment, Inc. brand over the course of the next year.

Set forth below are the locations of our video specialty outlets (as at October 31, 2002).

--------------------------------------------------------------------------------------------------------------------
     NAME OF LOCATION                                  CITY/TOWN                              PROVINCE OR TERRITORY
--------------------------------------------------------------------------------------------------------------------

Video Headquarters or VHQ   Sylvan Lake; Red Deer - North; Blackfalds; Wetaskiwin; Leduc;    Alberta
retail outlets              Drayton Valley; Rocky Mountain House; Whitecourt;
                            Lloydminster; Lacombe; Lethbridge - North; Lethbridge - South;
                            Ft. Saskatchewan; Airdrie; Edmonton - Northwood; Edmonton -
                            Millwoods; Red Deer - South; Calgary - Northpointe; Calgary -
                            West Market; Okotoks; Calgary - Lake Chaparral; Brooks;
                            Drumheller; Calgary - Abbeydale; Calgary - Castleridge;
                            Calgary - Riverbend; Calgary - Westgate; Calgary - Monterey;
                            Calgary - Braeside; Spruce Grove; Stony Plain; Lethbridge -
                            West; Calgary - Panorama Hills; Calgary - Coral Springs;
                            Ponoka; Calgary - Dover;  Calgary - Kingsland; Camrose; Leduc
                            - South.

--------------------------------------------------------------------------------------------------------------------
Video Headquarters retail   Yellowknife.                                                     Northwest Territories
outlets
--------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------
VHQ retail outlets          La Ronge; Saskatoon - 115th St.; Saskatoon - 8th St.; Weyburn;   Saskatchewan
                            Saskatoon - Churchill; Saskatoon - Lawson; Saskatoon -
                            Confederation; Saskatoon - Lakeview; Saskatoon - Forest Grove.
--------------------------------------------------------------------------------------------------------------------


MARKET SEGMENTS AND REVENUE MIX

Our principal revenues are derived from the following categories (a) video and DVD rental; (b) video game rental; (c) confectionery sales; (d) video, and (e) music, DVD, and video gaming software sales. The sale and distribution of each category of product is conducted principally through our retail storefronts located entirely in western Canada (principally Alberta) and the Northwest Territories, and via the Internet through our website, www.vhq.ca. For the last two fiscal years, the breakdown of sales in each category as a percentage of gross revenues is as follows:


-----------------------------------------------------------------------------------------------------------------------
                  CATEGORY                      FISCAL 1999      FISCAL 2000(1)<F1>   FISCAL 2001       FISCAL 2002
-----------------------------------------------------------------------------------------------------------------------
Video and DVD rental:                                   79.3%                74.3%             67.6%             66.5%
-----------------------------------------------------------------------------------------------------------------------
Video game rental:                                        N/A                 5.2%              9.9%              8.9%
-----------------------------------------------------------------------------------------------------------------------
Confectionary sales:                                     5.0%                 5.1%              6.5%              6.3%
-----------------------------------------------------------------------------------------------------------------------
Previously   viewed   video/gaming   software            2.0%                 1.6%              1.0%              3.0%
sales:
-----------------------------------------------------------------------------------------------------------------------
Sell-through video/gaming software sales:               13.6%                11.0%              8.9%              8.2%
-----------------------------------------------------------------------------------------------------------------------
Music sales:                                             0.1%                 2.8%              6.1%              7.1%
-----------------------------------------------------------------------------------------------------------------------

(1)<F1>  In  2000, we began  diversifying our product  mix to include studio and
other  entertainment  related  merchandise,  including  clothing,   posters  and
memorabilia.

SEASONALITY OF THE RETAIL VIDEO INDUSTRY

The video and home entertainment industry is characterized by a degree of seasonality related to weather and such other factors as holidays and school holidays. Generally speaking, the industry experiences its greatest sales during periods of inclement weather typically experienced during the winter when outdoor or other competing activities may not be available. During periods of weather conducive to outdoor activities, particularly during the summer months, sales are adversely affected. To a large extent sales are affected by holidays and school holidays when families and school children are at home. During the winter months this effect is substantial on sales, in particular during holidays for Christmas and Easter when the industry experiences its greatest sales. During the summer months the effect of children not attending school is material, particularly toward the end of the summer holiday period.

LICENSES / SOURCES AGREEMENTS

We source our product lines through a number of suppliers. Approximately 43% of our VHS and DVD rental assets are supplied through Video One Canada Ltd. ("Video One"). Rentrak Corporation

("Rentrak") provides approximately 7% of our VHS and DVD rental assets. We have a one year non-exclusive Product Fulfillment Agreement with Video One which, unless renewed, extends through January 30, 2003. Under the agreement, Video One supplies us with film entertainment rental and retail products, entertainment merchandise and video game rental products.

We also have a ten year non-exclusive Revenue Share Agreement with Rentrak Corporation. This agreement also provides for the supply of rental products on a revenue share basis.

The other 50% of our VHS and DVD rental and retail product is sourced through a number of direct revenue sharing agreements we have with a number of the major studios (see "Video and Entertainment Industry" above), other product purchase arrangements we have with individual suppliers and wholesalers.

To date, we participated in revenue sharing through a third party arrangement with Rentrak Corporation, and, more recently with a number of studios directly. We believe that we will retain our contractual and strategic alliance with Rentrak Corporation in the future for the supply of product from studios not dealing directly with the Company and for studios that do not engage in direct revenue sharing programs.

We obtain our video game product almost entirely from Video One and our music from Langara Distribution Inc., a music distribution company owned by Wilmington Rexford (formerly E-Trend Networks, Inc.). See "Wilmington Rexford" (formerly "E-Trend Networks, Inc."). We continually review arrangements with third-party suppliers and may, in the normal course of business, change such suppliers if more advantageous terms of supply can be negotiated.

MARKETING AND ADVERTISING

We have developed a comprehensive advertising and promotion strategy that is implemented in the various markets depending on the market demographics. The various marketing approaches include:

1.       LOCAL STORE MARKETING/SALES PROMOTIONS

         Sales promotions include price discounts, contests, and daily or weekly features. Also, each retail store is encouraged to participate in local community events, including sports, charities and other public functions.

2.       BULK MAIL

         The mailing of unaddressed fliers with coupons is one of the most effective ways of building store traffic and maintaining customer loyalty.

3.       RADIO ADVERTISING

         Radio advertising is a core strategy used in major markets. It is also a key element in building the recognition of the VHQ brand.

4.       PRINT

         Newspaper advertising is used on a local level to promote in-store activities and major product announcements.

5.       OUTDOOR SIGNAGE

         In highly competitive markets, outdoor advertising (including billboard and transit signage) is used in the perimeter marketing area of the competition. This is a defensive strategy to keep the VHQ brand front and center in locations where consumers have a choice as to where they buy or rent home entertainment software.

6.       THIRD PARTY PARTNERSHIP/STRATEGIC PARTNERS

         Participation in cross-promotion with strategic partners and co-op advertising in conjunction with film studios and music labels is done on an ongoing basis. Also, each store is mandated to continually exploit cross-marketing opportunities (such as cross-couponing) with other retailers, such as pizza stores, in its local market.

7.       CUSTOMER DATA BASE

         Customers who fail to return to a store in a specified period of time are contacted directly. This contact is managed via telephone and/or direct mail. More recently we have adopted new marketing strategies, including "late fee" waivers and $5.00 credit vouchers to bring customers back.

Our current marketing budget is approximately 1% of sales. We also receive funding for advertising through various vendor co-operative advertising funds and market development funds established with product suppliers and movie studios. We also benefit from advertising marketing done by studios and theatres in connection with the promotion of the theatre release of films. We expect we will increase our marketing budget, particularly as we add television advertising, and as we continue to add new stores to the chain.

Our retail stores are actively involved in their respective communities, and are focused on meeting the needs of their loyal customers.

INVENTORY

Inventory consists of new and used software of VHS tapes, DVDs and video games, CD music and confectionary available for sale. As at May 31, 2002, the inventory value of VHS tapes, DVDs and video games was $650,253, the inventory value of CD music was $1,011,711 and the inventory value of confectionary available for sale was $198,277.


STORE RENTAL ASSETS

The VHS tapes, DVD, and video game assets available for rent in each store consists of our catalogue titles (those in release for more than one year) and new release titles. New releases of VHS tapes and video games purchased from suppliers for existing stores are drop-shipped to the stores. Our stores generally offer from 5,000 to 10,000 VHS tapes, from 1,000 to 5,000 DVDs, and from 500 to 1,500 video games, depending upon location. We generally have a one-day rental term for new release movies less than 21 days old which tends to keep new releases more readily available. Rental terms for new releases greater than 21 days old but less than 120 days old are generally two days and rental terms on children's, catalogue titles and titles greater than 120 days old are generally seven days. Video games generally have a two-day rental term for the most recent new releases and seven days for older, catalogue titles.

VHS tapes, DVD, and video games used as initial capital assets in our new stores consist of excess copies of catalogue titles and new release titles from existing stores, supplemented as necessary by purchases directly from suppliers. Each rental VHS tape, DVD and video game is removed from its original packaging, and an optical bar code label used in our computerized inventory system and a security label is applied to the media directly. The cassette is placed in the rental case, and the original product packaging is then used for display purposes. The repackaged VHS tapes, DVDs, video games and display cartons are then shipped to the store ready for use. Additionally, each store has certain VCRs, televisions and game players that are available for rent. As at May 31, 2002, the total net book value of all VHS tapes, DVDs and video games available for rent was $6,896,791. As at May 31, 2002, the total net book value of all VCRs, televisions and game players available for rent was $179,137.

INFORMATION SYSTEMS


Each of our stores is equipped with a point-of-sale ("POS") system. Our POS system provides detailed information with respect to a store's operations (including the rental history of titles and daily operations for each store). Our POS system tracks all rental and sale information using scanned bar code information. Each night our POS system transmits store data to the management information system ("MIS") at our corporate office. All data is processed, generating reports which allow our management to effectively monitor store operations and inventory, as well as to review rental history by title and location to assist in making purchasing decisions with respect to new releases. Our POS system also enables us to perform a monthly physical inventory using bar code recognition. Management is currently reviewing our current system and intends to replace it with a customized POS system that provides greater functionality and ability to data mine for marketing purposes. Management intends to develop and implement a new POS system during calendar 2003.


COMPETITION AND TECHNOLOGICAL OBSOLESCENCE

We believe the principal competitive factors in the home entertainment industry are:

     o        store location, visibility, and layout and design;

     o        title selection;

     o        the number of copies of each new release available;

     o        customer service; and

     o        pricing.

The home entertainment industry is highly competitive, and we compete with other video and home entertainment stores, including stores operated by other regional and national chains such as Blockbuster Video, Rogers Video, Video Update, Movie Gallery and Superior Video. We also compete with other businesses offering VHS tapes, DVDs and video games such as supermarkets, pharmacies, convenience stores, bookstores, mass merchants, mail order operations and other retailers.

In addition, we compete with all forms of entertainment, such as movie theatres, network and cable television, direct broadcast satellite television, Internet-related activities, live theatre, sporting events and family entertainment centres. Some of our competitors have significantly greater financial and marketing resources and name recognition than us. Emerging new technologies such as "Near Video On Demand", "Video On Demand" and digital cable also provide competition as discussed in "Item 3. Key Information - Risk Factors".

We cannot assure you that we will successfully compete in the markets that we serve or that we will generate sufficient revenue and positive cash flow to remain profitable.

TRADEMARKS

We have or are in the process of applying for various Canadian trademarks including, but not limited to, "VHQ", the VHQ logo, "WHERE ENTERTAINMENT BEGINS", and "MOVIES MUSIC GAMES ... AND MORE". We expect to receive final
Canadian trademark approval for those marks in due course but there can be no assurance that we will be successful.

Our brand names are important to us and we believe that their importance will increase as we continue to expand our operations. We have sought registration, where possible, to afford some measure of protection for our intellectual and intangible property.

We cannot assure you that our efforts to protect our intellectual and intangible property will be successful.

OUR EMPLOYEES

As of May 31, 2002, we had approximately 420 employees, including 5 employees in Senior Management, 8 employees in Operations/mid-level management, 61 employees in Operations/store-level management, 7 employees in head office administration and approximately 339 employees who service customers in our video and home entertainment stores. A majority of our employees are either permanent part-time or part-time employees. Of the total number of employees at such date, 330 were located in Alberta, 81 in Saskatchewan and 9 in the Northwest Territories.

CORPORATE STRUCTURE

We operate our retail video and home entertainment business directly and through four wholly-owned subsidiaries: Integrated Retail Corp. ("Integrated Retail"), an Alberta corporation, Safiqa Holdings Ltd. ("Safiqa"), an Alberta corporation, Star Vision Enterprises Inc. ("Star Vision"), a Saskatchewan corporation, and 705556 Alberta Ltd. ("705556"), an Alberta corporation.

OUR ACQUISITIONS

In implementing our business strategy, we identified and acquired established video stores in markets that we targeted. We have completed the following acquisitions:

         OUR ACQUISITION OF INTEGRATED

         On September 18, 1998, we acquired Integrated Retail Corp., a retailer operating seven video stores, from security holders of Integrated, including the following related parties: Trevor Hillman, at the time our President and Chief Executive Officer, Gregg Johnson, at the time our Executive Vice President, Tracy Diane Barker, Sherrie Lee Hillman, Tari Dawn Gervais, and Timothy Gordon Hillman, pursuant to a Share Purchase Agreement dated July 20, 1998. The transaction was non-armslength since a majority of the shares of Integrated were owned by Trevor Hillman (our Chairman and Chief Executive Officer), his family members, and Gregg Johnson (our President and Chief Operating Officer).

         Under the terms of the Share Purchase Agreement, we purchased all of the issued and outstanding common shares of Integrated and certain outstanding options and broker warrants issued by Integrated, free and clear of all liens, claims, charges, security interest, and encumbrances. We agreed to acquire these securities for the following consideration:

                  (i) issuance of 5,000,000 (post-consolidation) of our common shares to the shareholders of Integrated, including the following related party shareholders:
                           Trevor Hillman (1,400,000), Tracy Diane Barker (800,000), Sherrie Lee Hillman (200,000), Tari Dawn Gervais (800,000), and Timothy Gordon Hillman (800,000);

                  (ii) issuance of 200,000 (post-consolidation) of our common shares to Gregg C. Johnson in exchange for the cancellation of his options to acquire 250,000 shares of Integrated;

                  (iii) issuance of warrants exercisable to purchase 500,000 (post-consolidation) of our common shares at $0.75 per share until March 31, 1999, all of which have been exercised; and

                  (iv) issuance of warrants exercisable to purchase 210,000 (post-consolidation) of our common shares at $0.50 per share until March 31, 1999, 104,000 of which were exercised prior to their expiration.

         We also agreed to enter into an employment agreement dated May 1, 1998, with Trevor Hillman under which Trevor Hillman was appointed as our President and Chief Executive Officer for a term of five years with an annual salary of $52,000. The terms of the agreement have been modified. Currently, the annual salary is set at the greater of $60,000 or an amount equal to one-half of 1% of the gross sales actually achieved by us during each fiscal year, providing that our earnings before interest, taxes, depreciation and amortization exceeds 11% on an annualized basis. See "Item 6 - Directors, Senior Management and Employees".

         As VHQ Entertainment and Integrated were under common control at the time of the acquisition, our financial statements have been presented using the continuity of interest method of accounting under which the financial position and results of operations for the current and prior periods are presented as if the new corporate structure had existed since inception of Integrated.

         OUR ACQUISITION OF RAINBOW VIDEO

         On September 29, 1999, we acquired Safiqa Holdings Ltd., of Calgary, Alberta, an independent video retailer operating four video superstores in the Calgary market under the brand name "Rainbow Video," pursuant to a share purchase agreement dated June 1, 1999, by and between VHQ Entertainment and Ayaz Kara, our Vice President - Business Development, Nayaz Kara, and Moez Hirji (the "Safiqa Agreement").

         Under the terms of the Safiqa Agreement, we acquired all of the issued and outstanding common shares of Safiqa, free and clear of all liens, claims, charges, security interest, and encumbrances. We agreed to acquire these shares for the following consideration:

                  (i) issuance of a total of 900,000 of our common shares at a deemed value of $1.25 to Ayaz Kara (450,000), Nayaz Kara (225,000) and Moez Hirji (225,000);

                  (ii) $100,000 in cash payable to Ayaz Kara ($50,000), Nayaz Kara ($25,000), and Moez Hirji ($25,000);

                  (iii) Promissory Notes in the aggregate principal amount of $900,000, issued to Ayaz Kara ($450,000), Nayaz Kara ($225,000) and Moez Hirji ($225,000), each payable on or before March 31, 2000, with interest calculated at the rate of 12% to December 31, 1999 and 18% from January 1, 2000 to March 31, 2000, all of which have been fully paid and cancelled; and

                  (iv) payment to Ayaz Kara (50%), Nayaz Kara (25%) and Moez Hirji (25%) of an adjustment to the purchase price based on the working capital position of Safiqa on May 31, 1999, to the extent current assets exceeded current liabilities on such date.

         We also agreed to enter into an employment agreement dated June 1, 1999, with Ayaz Kara under which Ayaz Kara was appointed as a Vice President of the company for a term of three years, with an annual salary of $50,000 plus 1% of the our gross sales revenues in the Calgary market. Mr. Kara is currently our Vice President, Business Development. We also agreed to enter into an employment agreement dated June 1, 1999, with Moez Hirji under which Moez Hirji was appointed as a Regional Manager for a term of three years, with an annual salary of $50,000. Mr. Hirji resigned from his position effective September 15, 2000.

         Our acquisition of Safiqa was accounted for by the purchase method of accounting. Safiqa reported revenues in excess of $2.81 million during its fiscal year ended December 31, 1998.

         OUR ACQUISITION OF FAMILY VIDEO

         On December 1, 1999, we acquired Star Vision Enterprises Inc. of Saskatoon, Saskatchewan, an independent video retailer operating six video superstores in the Saskatoon market under the brand name "Family Video," pursuant to a share purchase agreement dated December 1, 1999, by and between VHQ Entertainment and Marc Gignac, our Vice President, Saskatchewan Operation, and Gisele Gignac (the "Family Video Agreement").

         Pursuant to the Family Video Agreement, we agreed to acquire all of the issued and outstanding common shares of Star Vision, free and clear of all liens, claims, charges, security interest, and encumbrances. We agreed to acquire these shares for the following consideration:

                  (i) a Promissory Note issued to Marc and Gisele Gignac in the principal amount of $1,000,000, $500,000 payable on January 31, 2000, and $500,000 payable on February 29, 2000, with interest calculated at the rate of 10% per annum, which note was fully paid and cancelled;

                  (ii) 1,010,000 of our common shares at a deemed value of $1.40 issued to Marc Gignac (510,000) and Gisele Gignac (500,000);

                  (iii) $500,000 to Marc Gignac and Gisele Gignac pursuant to a non-competition agreement; and

                  (iv) a cash payment adjustment to the purchase price based on the working capital position of Star Vision on November 30, 1999, to the extent current assets exceeded current liabilities on such date.

We also agreed to enter into an employment agreement with Marc Gignac for a term of three years, with an annual salary of $50,000 plus 1% of our gross sales revenues in the Saskatchewan market. In addition, VHQ Entertainment Inc. issued an option to Marc Gignac exercisable to acquire 25,000 shares of E-Trend Networks, Inc. common stock for $1.00 per share until November 31, 2002. This option was subsequently cancelled on the disposition of our interest in E-Trend. See "Wilmington Rexford (formerly "E-Trend Networks, Inc."). Mr. Gignac is currently our Vice President - Saskatchewan Operations and a Director. Our acquisition of Star Vision was accounted for by the purchase method of accounting.

         OUR ACQUISITION OF MOVIES PLUS

         Effective March 21, 2000, we acquired 705556 Alberta Ltd. of Calgary, Alberta, an independent video retailer operating two video and home entertainment superstores under the trade name "Movies Plus", pursuant to a Share Purchase Agreement dated March 21, 2000 by and between VHQ Entertainment, Inc. and Altaf Hirji and Shelina Hirji (the "Movies Plus Agreement").

         Under the terms of the Movies Plus Agreement, we agreed to acquire all of the issued and outstanding common shares of 705556 Alberta, free and clear of all liens, claims, charges, security interest, and encumbrances. We agreed to acquire these shares for the following consideration:

                  (i) $150,000 in cash to Altaf Hirji ($90,000) and Shelina Hirji ($60,000);

                  (ii) Promissory Notes in the amount of $50,000 to Altaf Hirji ($30,000) and Shelina Hirji ($20,000) payable on or before April 30, 2000, which Notes have been fully paid and cancelled;

                  (iii) Promissory Notes in the aggregate principal amount of $50,000 issued to Altaf Hirji ($30,000) and Shelina Hirji ($20,000) payable on or before May 30, 2000, which Notes have been fully paid and cancelled; and

                  (iv) 86,207 of our common shares at a deemed value of $4.35 to Altaf Hirji (51,724 shares) and Shelina Hirji (34,483 shares).


         OUR ACQUISITION OF SILVERSCREEN VIDEO

         On June 15, 2000, our wholly-owned subsidiary, Star Vision Enterprises acquired all the assets of Silverscreen Video, a video and home entertainment store operating in Saskatoon, Saskatchewan from Raeco Holdings Incorporated ("Raeco") for the following consideration:

                  (i) issuance of 25,000 common shares of VHQ Entertainment to Raeco with a deemed price of $4.00 per share;

                  (ii)     $25,000 in cash paid at closing;

                  (iii)    a payment of $25,000 made on July 15, 2000; and

                  (iv)     a payment of $50,000 made on September 1, 2000.

         OUR ACQUISITION OF M&K VIDEO SPOT

         On July 11, 2000, we acquired the assets of M&K Video Spot Inc., an independent video retailer operating a video store in Stony Plain, Alberta and a store in Spruce Grove, Alberta under the brand name "Video Spot", pursuant to an Asset Purchase Agreement dated July 11, 2000, by and between VHQ Entertainment and M&K Video Spot Inc.

         Under the terms of the Asset Purchase Agreement, we acquired all of the assets of M&K Video Spot Inc., free and clear of all liens, claims, charges, security interest, and encumbrances. We agreed to acquire these assets for the following consideration:

                  (i) a total of 43,750 of our common shares at a deemed value of $4 per share to M&K Video Spot Inc.;

                  (ii)     $125,000 in cash payable to M&K Video Spot Inc.; and

                  (iii) a Promissory Note in the aggregate principal amount of $125,000, payable in twelve monthly installments beginning September 1, 2000, with interest at the rate of 9% per year, issued to M&K Video Spot Inc., which note has been fully paid and cancelled.

         We also granted M&K Video Spot Inc. a security interest in certain of our assets to secure the payment under the Promissory Note issued to M&K Video Spot Inc. The principal of M&K Video Spot Inc. entered into a non-competition agreement in connection with our acquisition of the assets of M&K Video Spot Inc.

M&K Video Spot Inc. reported revenues of approximately $770,000 during its fiscal year ended December 31, 1999.

OUR ACQUISITION OF THE ASSETS OF HOLLYWOOD NORTH VIDEO LIMITED

         Effective March 15, 2001 we acquired all the assets and business operations of Hollywood North Video Limited, an independent video retailer operating a video rental and retail store in La Ronge, Saskatchewan, for the aggregate purchase price of $70,000, payable by way of a $40,000 cash payment on the closing date and the delivery of two $15,000 post-dated cheques for April 15, 2001 and May 15, 2001, which were subsequently cashed.

WILMINGTON REXFORD INC. (FORMERLY E-TREND NETWORKS, INC.)

In furthering our desire to mitigate the potential risk from the Internet evolving as a means of the sale and distribution of competing entertainment content and products, in April 1999 we participated in the formation of E-Trend Networks, Inc. ("E-Trend"), a Nevada corporation headquartered in Calgary, Alberta. Through its web site located at WWW.ENTERTAINME.COM, E-Trend created an online entertainment portal for the sale of filmed entertainment in both VHS and DVD format, CD music, video games, as well as access to industry related information and news. At the time of E-Trend's incorporation, we owned 65.8% of its outstanding common shares. However, our ownership position was gradually reduced as E-Trend issued shares from treasury to finance its activities.

In January 2000, E-Trend acquired Langara Distribution Inc., a Canadian based wholesaler of music, to support its music title fulfillment operations. E-Trend uses Langara Distribution Inc. to provide music procurement and fulfillment for its own network web site and provide similar services for other Internet based businesses.

On February 22, 2001, E-Trend was acquired by Cool Entertainment Inc., a Delaware corporation formerly quoted for trading on the NASD OTC Bulletin Board ("Cool"). As a result of the acquisition, the shareholders of E-Trend became the controlling shareholders of Cool, Cool changed its name to E-Trend Networks, Inc. and the Delaware corporation became the parent of E-Trend. At the date of E-Trend's acquisition of Cool, we owned 40.1% of the issued shares of E-Trend.

On December 26, 2001, we entered into an agreement to sell our entire holdings in the Delaware corporation, being 2,000,000 shares of common stock, to The Game Holdings, Ltd., a British Virgin Islands Corporation, for US$0.40 per share, for an aggregate purchase price of US$800,000. It was agreed that the purchase price would be payable over 18 months pursuant to a secured Promissory Note delivered by The Game Holdings, Ltd. as follows:

         (a)      US$10,000 per month from January, 2002 until March, 2002;

         (b)      US$30,000 per month from April, 2002 until May 31, 2003; and

         (c) the remainder of the purchase price will be paid on June 30, 2003.

The Promissory Note bore interest at a rate of 6% per annum. The Promissory Note was to be secured by way of a second charge registration against a yacht owned by The Game Holdings, Ltd. which as at June 22, 2001 had an estimated market value of approximately US$1,600,000 and a replacement value of approximately US$2,000,000 as determined by an independent appraiser, the appraisal of which was delivered by the purchaser.

Subsequently,  the parties agreed to amend the original agreement and Promissory
Note in that the payment schedule pursuant to the agreement and Promissory Note would be revised so that we would receive payment of the purchase price as follows:

         (a) US$30,000 per month on the last day of each month from April, 2002 to September, 2003; and

         (b) on October 31, 2003 the remaining outstanding balance of the purchase price plus accrued and unpaid interest due and owing would then be paid.

Also the security on the Promissory Note is to be amended in that a pledge of the shares of The Game Holdings, Ltd. are to be delivered as opposed to a direct charge against the yacht owned by The Game Holdings, Ltd. As of the date of this annual report, an executed copy of the Amending Agreement and the revised Promissory Note have not yet been returned by The Game Holdings, Ltd., and no written agreement is in place with respect to the pledge of shares. As of the date of this annual report, no payments have been received from The Game Holdings, Ltd. as required by the terms of the promissory note.

On February 19, 2002, the Delaware corporation changed its name to Wilmington Rexford, Inc. and the stock trades under the symbol "WREX" on the OTC Bulletin Board. E-Trend still operates as the wholly-owned subsidiary of Wilmington Rexford, Inc.

OUR PROPERTIES AND EQUIPMENT

Our head office is located in Red Deer, Alberta where we operate an administrative and central distribution facility from a 7,000 square foot facility leased from a related party. Our head office consists of administrative and executive offices and our central receiving, warehousing and distribution facility for all our retail locations. We are also the head tenant on a lease for a 5,000 square foot facility in Calgary, Alberta which is currently being sublet to and occupied by E-Trend Networks, Inc.

As of the date of this annual report, we operate 49 retail video and home entertainment stores, all of which are leased from third parties, including 39 stores located in Alberta, with the greatest concentration in central and southern Alberta, 9 stores in Saskatchewan, and one in Yellowknife, Northwest Territories. We expect to open our 50th store in January 2003. Five of our stores are leased from Hillman Holdings Inc., a company beneficially owned and controlled by Gordon Hillman, the father of Trevor Hillman, our Chairman and CEO. We lease all of our video and home entertainment stores at market competitive rates for each geographic location. The average term of our video and home entertainment store leases is five years and typically most leases include one or two renewal options for further five year periods, priced at a discount to the then prevailing market rates.



ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Management's Discussion and Analysis (MD&A) focuses on key statistics from the consolidated financial statements of VHQ Entertainment Inc. ("VHQ" or the "Company") for the twelve month fiscal years ended May 31, 2002, 2001 and 2000, and pertains to known risks and uncertainties relating to its business. This MD&A should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. The MD&A of the financial conditions and results of operations should be read in conjunction with the attached consolidated financial statements for the years ended May 31, 2002, 2001 and 2000, as well as in related notes contained elsewhere in this annual report.

TWELVE MONTH PERIOD ENDED MAY 31, 2002, COMPARED TO THE TWELVE MONTH PERIOD ENDED MAY 31, 2001

       (ALL FIGURES QUOTED IN CANADIAN DOLLARS UNLESS OTHERWISE INDICATED)

RESULTS OF OPERATIONS

Total revenues for the year ended May 31, 2002 increased 22.4% to 26.1 million compared to $21.3 million for 2001.

The increase in revenues results from a number of factors, the most significant of which includes: (i) an 8.9% increase in the number of new stores to 49 as at May 31, 2002 compared to 45 stores at May 31, 2001; and, (ii) a 6% increase in same-store sales for the year ended May 31, 2002 compared to the similar twelve month period in 2001.

The increase in the same-store sales results from: (i) the continued consumer acceptance and growth of the DVD format resulting in a significant increase in DVD related sell through and rental revenues; (ii) strong and broad product availability for customers from direct copy depth programs with movie studios for filmed entertainment product; (iii) the increase in sales of previously viewed movies and games; (iv) the continued focus and successful execution of VHQ's branded sales and marketing campaigns that generate high consumer excitement, brand awareness and traffic at its stores; and, (v) the continued growth of music sales and confectionery items.

Same-store sales includes all the stores that were operating during the entirety of both periods being compared.

The relative mix of revenues between rental and product sales for the year was 78.4% and 21.6% respectively, and was stable compared to 77.7% and 22.3% for the previous year. During the year, the Company successfully focused on expanding its selection of DVDs and games for rental and sell through and increasing the frequency of previously viewed movies sales campaigns to accelerate the turnover of its rental assets.

Rental revenues include rentals of VHS tapes, DVDs, video games and sales of previously viewed movie titles on VHS and DVD formats. The strategic importance of DVDs as a product offering continues to grow evidenced by DVD rental revenues exceeding 21.9% of rental revenues compared to 15% of rental revenues for 2001.

Product sales includes the sale of confectionery, CD and cassette based music, sell-through filmed entertainment on VHS and DVD, gaming accessories, studio merchandise, posters and ancillary goods.

The Company's success in augmenting and diversifying its rental revenues via product sales is evidenced by the 26.6% growth of revenues from product sales of new software, music and confectionery.

COST OF SALES

COST OF SALES FOR RENTALS

The cost of sales for rentals increased 69.8% to $7.42 million for the year ended May 31, 2002, compared to $4.37 million for the similar period in 2001. The increase in rental costs mainly results from the 104.3% increase in the amortization expense attributed to the June 1, 2001 implementation of a 12 month amortization period for the Company's rental assets compared to a 24 month amortization period in previous years.

The cost of sales for rentals is comprised of two key components. The first key component is revenue sharing expenses incurred by the Company with certain movie studios. The second key component is the amortization of rental assets including VHS tapes, DVDs, video games and equipment for rent.

For the year ended May 31, 2002, amortization expense on rental inventory increased to $5.31 million and was 71.5% of the cost of rentals up from $2.60 million or 59.5% for the previous year ended May 31, 2001.

Compared to total revenues, the amortization of rental product expense was 27% for the year ended May 31, 2002 compared to 15.7% for the similar period in 2001.

The significant increase in the amortization of rental product expense results from the change in the amortization policy of the Company's rental assets effective June 1, 2001 whereby the amortization rate of the rental assets was accelerated to 12 months from 24 months. As a result of this change, the Company expensed a higher than normal amount of amortization of rental product over the fiscal year ending May 31, 2002, after which the amortization of rental product expense is expected to decline to more normalized levels commencing in the first quarter ending August 2002.

COST OF PRODUCT SALES

The cost of product sales includes the cost of new VHS tapes and DVDs for sell-through, confectionery items, music, video games and equipment and other goods inventoried for sale. The cost of product sales as a percentage of product sales for the year ended May 31, 2002 increased to 83.8% compared to 77.2% for the previous year due to lower margins earned on confectionery items. The lower confectionery margins resulted from the numerous movie and confectionery "Combos" which served to increase traffic and full priced movie rental sales transactions. To further support confectionery margins, the Company expects to reduce the number of confectionery product lines offered and seek larger volume purchases on a smaller number of items.

GROSS MARGIN

Gross margin as a percentage of total revenues unfavorably declined to 53.5% for the year ended May 31, 2002 compared to 62.3% for the year ended May 31, 2001. The decline in gross margin results from the higher amount of amortization of rental product expense incurred during the year caused by the change of the amortization policy of rental assets to 12 months from 24 months. This negatively impacted gross margins by increasing the amortization expense charged during the year.

STORE OPERATING EXPENSES

Store operating expenses include all store level expenses such as store rent, telephone, utilities, signage, equipment rental, store personnel labour wages and benefits, alarm monitoring, taxes and licenses, insurance, and repairs and maintenance expenses.

During the fiscal year ended May 31, 2002, store operating expenses declined to 39.9% of total revenues compared to 42.7% of total revenues for the year ended May 31, 2001. The key factor to the decline in store operating costs as a percentage of total revenues was the careful management of store labor costs which declined to 18.8% of total sales for the year ended May 31, 2002 compared to 20.2% for the year ended May 31, 2001. Management believes that customer service levels, however, remain very high and uncompromised.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses include administrative and warehouse wages and benefits, advertising and promotion, bank charges, business taxes and licenses, consulting and professional fees, equipment rental, head office expenses and rent, travel and entertainment, public company fees, head office telephone and utilities, shop supplies and insurance for the head office premises.

General and administrative expenses as a percent of total revenues increased to 12.5% for the year ended May 31, 2002 compared to 10.9% of total revenues for the similar 12 month period in 2001.

The increase in general and administrative expenses results from increased accounting, legal and consulting fees related to the Company's various financing initiatives including the United States Securities and Exchange Commission registration statement of Form 20F to make the Company's securities tradable in the United States, as well as the costs associated with the preparation of a prospectus for a fully marketed distribution of the Company's shares in Canada.

AMORTIZATION OF INTANGIBLES

Amortization of intangibles expense for the year ended May 31, 2002 declined to $31,776 compared to $361,934 for the similar period in 2001. Effective June 1, 2001 the amortization of intangibles was significantly reduced due to the adoption of the new accounting treatment as detailed in the CICA handbook section 3062.

OPERATING INCOME

The operating loss for the year ended May 31, 2002 was $24,671 compared to an operating income of $1,241,411 for the year ended May 31, 2001.

INTEREST EXPENSE

Interest expense for the 12 months ended May 31, 2002 increased to $219,765 from $119,649 for the similar period in 2001. Included in interest expense is interest of $44,000 related to the 8% convertible debenture which the Company issued on December 1, 2001.

VIDEO LIMITED PARTNERSHIP DISBURSEMENTS

In December 1999, the Company sold certain capital assets comprised of filmed entertainment and video games of its wholly owned subsidiary Integrated Retail Corp. to Video Limited Partnership for net proceeds of $4.0 million, resulting in a gain of $1.3 million. See "Item 7. Majority Shareholders and Related Party Transactions - Related Party Transactions." Video Limited Partnership, in turn, engaged the Company to manage the distribution and rental of such rental assets, with the parties involved sharing the revenues generated from these capital assets. The Company had the option to repurchase these capital assets any time after June 30, 2001.

Pursuant to an agreement effective December 1, 2001, the Company purchased all of the partnership units from the Video Limited Partners for a total consideration of $2.1 million payable by way of the issuance of 546,336 units, with each unit comprised of one common share of the Company and one half of one common share purchase warrant (for a total of 273,168 warrants being issued), and the issuance of a $1.28 million three year composite convertible debenture. The annual rate of interest on the debenture is 8% per annum with blended monthly principal and interest payments of $40,125 payable over a three-year term. The principal amount of the debenture can be converted at any time into common stock of the Company at the option of the holder at $2.50 per common share to December 1, 2003 and at $3.00 per common share to December 1, 2004. Each whole warrant issued as part of the units is exercisable into one common share until December 1, 2003 at $2.00 per share.

As a result of this purchase, the Company effectively eliminated all disbursements to the Video Limited Partnership effective December 1, 2001. Video Limited Partnership disbursements declined to $698,299 from $1,509,565 for the previous year ended May 31, 2001.

WRITE DOWN OF CAPITAL ASSETS

The write-down of certain capital assets relates to the Company's acquisition of the partnership units of the Video Limited Partnership. In this transaction, the Company effectively purchased all the VHS tapes previously owned by the Video Limited Partnership, the units of which were purchased for $2.1 million. The amount in excess of the residual value of the VHS tapes resulting from the purchase was subsequently expensed against earnings. The capital asset write-down of $1.32 million is a non-cash expense.

NET INCOME

The Company recorded a net loss of $2.3 million for the year ended May 31, 2002 compared to a net loss of $2.8 million for the similar twelve month period ended May 31, 2001. A significant portion of this loss results from the write-down of capital assets associated with the purchase of the Video Limited Partnership and the higher amortization of rental product expense. Management expects net income to significantly improve with the elimination of Video Limited Partnership disbursements, with increased focus on control of costs, and with the continuing maturation of existing stores towards higher, more stabilized and predictable revenue levels .

LIQUIDITY AND CAPITAL RESOURCES

The Company generates cash from the rental and sale of entertainment software including VHS tapes, DVDs, CD music and video games. The Company's business is a cash business and thus the Company does not typically carry receivables from customers. The Company's primary capital requirements are for opening and acquiring new stores and for the purchase of rental and sell-through inventory. Other capital requirements include the refurbishment, remodeling and relocation of existing stores. The Company has funded its capital requirements primarily from cash flow from operations, the proceeds of various private placement equity offerings, senior debt credit facilities, vendor financing and the securitization of certain assets.

The Company's EBITDA favorably increased 24% to $5.6 million for the year ended May 31, 2002 from $4.5 million for the previous year ended May 31, 2001. This increase results from the Company's continued ability to expand revenues via increases to same-store sales and growing the number of store locations.

EBITDA is a non-GAAP earnings measure and does not conform to Canadian or US GAAP and may not be comparable to measures presented by other companies. EBITDA is defined as earnings before interest, current and future taxes, amortization of capital assets, intangibles and lease inducements, Video Limited Partnership disbursements, write-down of investments and write-down of capital assets.
EBITDA should be considered in addition to, but not as a substitute for, or superior to, operating income, net income, cash flow and other measures of financial performance prepared in accordance with Canadian Generally Accepted Accounting Principals.

As at May 31, 2002 approximately 85% of our revolving bank credit facilities were utilized. The Company's revolving credit facilities are not subject to financial covenants or margining formulas, and are at floating rates. The Company does not intend to fix any amount of this revolving debt. All borrowings are in Canadian dollars and the Company does not expect to draw any borrowings in U.S. dollars.

Other than the ongoing need to purchase rental assets based on the customer demand and at the Company's discretion, the Company has not entered into any material contracts obligating the Company to material commitments for capital expenditures.

CASH FROM OPERATING ACTIVITIES

Funds provided by operations for the year ended May 31, 2002 increased 42% to $5.1 million compared to $3.6 million for the year ended May 31, 2001. The major factors contributing to the increase were the higher reported revenues and the increased amortization of capital assets and intangibles.

CASH FROM FINANCING ACTIVITIES

Cash from financing activities decreased to $1.5 million for the year ended May 31, 2002, compared to cash of $2.7 million for the year ended May 31, 2001. The major financing activities included the issuance of long term debt and two private placements that included the issuance of common stock and warrants to purchase common stock. During the year, the Company issued $1.28 million, three year, 8%, convertible debentures and $820 thousand of units consisting of one common share and one-half common share warrant as consideration for the $2.1 million purchase of the Video Limited Partnership. However, because no cash was exchanged, neither the issuance of the debentures and units nor the acquisition of the Video Limited Partnership is a financing or investing activity.

CASH FROM INVESTING ACTIVITIES

Cash used for investing activities was $6.6 million for the year ended May 31, 2002 compared to $6.3 million for the previous year. The key investing activity was the continual purchase of VHS tapes, DVDs and video games to ensure the Company's product selection remains new and exciting to customers.

WORKING CAPITAL DEFICIT

At May 31, 2002, the Company had negative working capital of $4.8 million compared to negative working capital of $2.8 million for the previous year. The negative working capital results from the accounting treatment of our rental assets. Rental assets are treated as a non-current asset under Generally Accepted Accounting Principals because it is a depreciable asset and is not an asset that is reasonably expected to be completely realized in cash or sold in the normal business cycle. Although the rental of these assets generate a major portion of the Company's revenue, the classification of this asset as non-current results in its exclusion from working capital. The aggregate amount payable for these assets, however, is reported as a current liability until paid and, accordingly, is included in working capital. As a result, management does not believe that working capital is an appropriate measure of our liquidity and anticipates that its business will continue to operate with a working capital deficit.

We believe that internally generated cash flow from operations, borrowing capacity with our credit facilities, cash on hand and trade credit will provide the necessary capital to fund the Company's operation's of 50 stores over the foreseeable future. However, to fund a significant increase in the number of operating stores and/or acquisitions, additional sources of debt and equity will be required.

On September 30 , 2002 the Company withdrew its prospectus offering of units to the public owing to unfavorable market conditions at the time. Management intends to consider the possibility of proceeding with private placements of shares to fund the future growth requirements of the Company resulting from acquisitions or a significant increase in the number of operating stores. To this end, shareholders of the Company approved a resolution authorizing the Company to proceed with one or more series of private placements that could result in the issuance of up to 100% of the issued and outstanding capitalization of the Company over the ensuing year. Although management has been authorized to proceed with a private offering of shares there can be no assurance that such private placement will proceed, or proceed on terms favorable to shareholders.

OUTLOOK

There is no doubt that the economic downturn since late 2000 has had an impact on all retailers in Canada. Management believes offering low-cost family home entertainment, however, positions the Company to continue to prosper even in these uncertain economic conditions. Throughout fiscal 2002 it was difficult to access any meaningful equity financings for growth. Despite this, the Company has demonstrated its ability to grow organically through cash-flow, though not to the level of growth management had hoped to achieve. Management expects the Company will continue to grow organically for the foreseeable future until access to the capital markets for significant growth is possible.

There are many aspects of the home entertainment industry that continue to buoy management's expectations for the future. DVD has emerged as the fastest adopted consumer technology in history and this DVD "phenomena" has launched a renewed interest in the consumer to rent and buy movies. As DVD technology continues to mature and add new and exciting functionality for the consumer, management expects Canadian households will continue to demonstrate that the rental of movies is the primary method for Canadian households to access in-home entertainment.

In addition to movies, an exciting growth opportunity for the Company is the evolution of new interactive video gaming platforms that have transformed the face of gaming. No longer an entertainment choice of pre-teens and teens, new gamers span an age demographic from pre-teens to retirees. Though hardware costs have fallen dramatically making gaming affordable for most Canadian families, the software remains quite expensive and out of the reach of many consumers. To these disenfranchised consumers in particular, the Company offers a value proposition of not only "try before you buy", but also the availability of "previously played" new release games at significant discount to new retail prices. VHQ management believes that video gaming software rentals and "previously played sales are likely to deliver significant growth for the Company over the next three to five years as both new gamers join the fray and new gaming titles continue to enter and drive the consumer market.

With respect to operations, management has several initiatives underway to continue to enhance efficiencies, productivity and reduce operating costs across all levels, from distribution through store operations. The Company continues to recognize that general and administrative costs remain relatively high as a percentage of gross revenues and so, in addition to efforts to expand the number of operating stores, management also intends to seek a reduction of general and administrative expenses over the course of fiscal 2003. Additionally, management anticipates an overall reduction of staff turnover through the course of fiscal 2003 as new employee incentives are implemented across the chain. Management is hopeful that these, and other related operational initiatives, such as profit sharing and employee ownership programs, will result in a net benefit to revenues and net profitability over the longer term.

Management believes that overall gross margins are likely to improve slightly over fiscal 2003 as the Company continues to benefit from growing economies of scale, as well as the low price point of DVD. Gross revenues are also expected to improve as the Company continues to add storefronts and experiences same store sales growth throughout the chain.

TWELVE MONTH PERIOD ENDED MAY 31, 2001, COMPARED TO TWELVE MONTH PERIOD ENDED MAY 31, 2000

REVENUES

Total revenues increased 65.5% to $21.3 million for fiscal 2001 from $12.9 million for fiscal 2000. This increase was due to a number of factors, the most significant of which included (i) an increase in same-store revenues of 47%, and
(ii) a 36% increase in the number of stores operating during fiscal 2001 versus fiscal 2000 as we added 12 stores to our network during fiscal 2001. The increase in same-store revenues was primarily the result of:

         (i) increased product availability for customers as a result of direct revenue sharing and copy depth programs for filmed entertainment products;

         (ii)     a strong slate of new title releases versus the prior year;

         (iii) the continued consumer acceptance and growth of the DVD platform;

         (iv) the successful chain-wide re-branding campaign and internal marketing program designed to generate more consumer excitement and purchase of items, including music and sell-through filmed entertainment;

         (v) the addition of CD music sales into a greater number of stores; and

         (vi)     increases   in   ancillary   sales,   including  predominantly
                  confectionary items.

It has been our experience that new-built stores typically reach mature revenue streams in 12 to 18 months from opening. Generally speaking, revenue streams mature earlier in our rural markets and later in urban markets where our stores face greater competition. As such, for so long as we continue our aggressive new-build strategy, management anticipates strong revenue and same-store sales growth results from operations.

The relative mix of revenues between rental and product sales revenues for fiscal 2001 were 78% and 22%, respectively. This ratio remained consistent with fiscal 2000 revenues that were 79% and 21%, respectively. Many of the gains experienced in the addition of sales related to music were offset by similar gains in rental revenues resulting from greater copy depth and the addition and growth of the DVD rental market. Our decision to increase our inventory of DVDs resulted in DVD rental revenues increasing to 15% of rental revenues for fiscal 2001 compared to less than 5% of rental revenues for fiscal 2000.

COST OF SALES FOR RENTALS

Rental  revenue  costs for fiscal 2001 were 26.4% of rental  revenues,  a slight
increase   from  20.3%  in  fiscal  2000  due   primarily  to  the   significant
concentration of product purchases in the fourth quarter of calendar 2000.

The amortization expense associated with rental products amounted to $2.6 million, representing 59.5% of the cost of rental revenues for fiscal 2001. Comparatively, such amortization expenses for fiscal 2000 were $1.5 million, representing 69.9% of the cost of rental revenues. The decrease in amortization expense as a percentage of revenue was attributable to our shifting purchases of new rental product towards revenue sharing programs in which the initial capital outlay is lower.

We commenced revenue sharing programs in November 2000 and the initial financial effects of these and subsequent programs were reflected in this period. Our management anticipates that more significant positive results will be generated in the future as we derive greater revenue from the rental of product provided under such revenue sharing agreements.

COST OF PRODUCT SALES

The cost of product sales as a percentage of the revenue generated was 77.2% for fiscal 2001, a slight decrease from the prior fiscal year results that posted 81.6%. The decrease was primarily attributable to greater supplier discounts, particularly with respect to purchases of CD based music in the third and fourth quarters of fiscal 2001.

GROSS MARGINS

Our total gross margin for fiscal 2001 amounted to $13.3 million, an increase of 54.2% over the $8.6 million posted for fiscal 2000. The increase in the gross margin resulted directly from a significant increase in revenues during the period, together with a successful program to control expansion costs. Overall gross margins declined to 62.3% for fiscal 2001 from 66.9% for fiscal 2000, the decline resulting from our participation in revenue sharing and copy depth programs for filmed entertainment that, on average, have lower gross margins than do traditional buying arrangements. Additionally, increasing product sales, and in particular, CD music sales have negatively affected overall margins for the period as product sales typically generate lower margins than do rental sales.

STORE OPERATING EXPENSES

Store operating expenses increased slightly to 43.9% of total revenue for fiscal 2001, up from 42.9% for fiscal 2000. The increase in store operating expenses was primarily due to an increase in the number of stores operating in urban centers that generally require higher lease payments per square foot, higher store updating/rebranding costs and higher wages paid to store level staff.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $2.3 million for fiscal 2001 from $2 million in the prior fiscal year. The increase resulted from higher administration salaries required in connection with the 36% growth in the number of stores, as well as legal and professional fees associated with our listing on the Toronto Stock Exchange, and audit fees incurred in connection with back audits of subsidiaries as required by Regulation S-X of the United States Securities and Exchange Commission.

Although general and administrative expenses increased over those recorded in the prior year, they declined favorably to 10.9% of revenues for fiscal 2001 as compared to 15.2% for fiscal 2000. During the period, we began to realize the benefits of economies of scale as G&A expenses were amortized over a greater number of operating stores.

AMORTIZATION OF INTANGIBLES

Amortization of intangibles decreased slightly to 1.7% in fiscal 2001 versus 1.9% in fiscal 2000. This decrease was primarily due to the increase in same-store revenue in fiscal 2001. We continued to book additional goodwill in connection with our acquisitions made during the year. Our management believes such goodwill additions are likely to continue for the foreseeable future as we continue our store acquisition program.

OPERATING INCOME

As a result of the above factors, excluding the impact of the amortization policy change on rental inventory and the write down of investment, operating income increased by 39.2% to $1.24 million in fiscal 2001, up from $891,794 in fiscal 2000. Increases in operating income resulted from increased same store sales and revenue gains.

VIDEO LIMITED PARTNERSHIP DISBURSEMENTS

In December of 1999, we entered into an agreement whereby we sold certain capital assets for net proceeds of $4.0 million resulting in a gain of $1.3 million. The funds were raised through the disposition of rental movies and games in Integrated Retail Corp., one of our subsidiaries, to Video Limited Partnership. The partnership in turn engaged us to manage the distribution and rental of such rental inventory comprised of movies and games, and the parties agreed to split the revenues generated from these capital assets. We had an option exercisable on demand at any time after June 30, 2001 to reacquire these capital assets.

Payments to Video Limited Partnership amounted to $1.5 million in fiscal 2001 as compared to $732,990 during fiscal 2000. The increase is attributable to the fact that payments made during fiscal 2000 commenced in December 1999 and, therefore, were not made for a full one-year period. Payments to Video Limited Partnership amounted to approximately $125,000 per month. Of such amount, a graduated portion is applied to pay down the principal portion of the initial $4.0 million purchase of capital assets.

Effective December 1, 2001 we purchased all of the Video Limited Partnership Units for the issuance of 546,336 units with each unit comprised of one common share of VHQ and one-half of a warrant to purchase a common share, with each whole warrant exercisable into one common share at an exercise price of $2.00 per share for a period of two years, and $1,280,475 of subordinated 8% three year convertible debentures, which are convertible in common shares for two years at $2.50 per share for two years and $3.00 in the third year.

NET INTEREST EXPENSE

Net interest expense decreased to 0.6% in fiscal 2001 versus 1.2% in fiscal 2000. This decrease was primarily due to reductions in average debt outstanding during fiscal 2001.

INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS

In fiscal 2001, we posted a loss before income taxes and extraordinary items of $387,803 compared to an income of $7,307 reported in fiscal 2000. The relative results are comparable given the fact that we did not remit payments to Video Limited Partnership for the whole of fiscal 2000.

RECOVERY OF INCOME TAXES

The income tax recovery in the amount of $1,717,00 for the period is largely attributed to the change in the estimate of the useful life of rental product and to the write-down of the investment in E-Trend. As a result of these two changes, the differences between the tax cost and the accounting cost of certain assets and liabilities on the balance sheet has been reduced, resulting in a future tax recovery.

INVESTMENT WRITE-DOWN

As at May 31, 2001 we held a 38.37% equity interest in E-Trend. E-Trend is engaged primarily in the on-line sale and distribution of movies on VHS and DVD, music on CD and video games on various platforms. E-Trend is also engaged in the research and development of technologies and strategies to mitigate the evolution of the Internet as a means of competitive distribution to us. Due to current market conditions at the time, and in particular to conditions respecting high-tech and "dot-com" companies in general, our management decided to take a one-time, non-cash charge and effect a write down in the value of its ownership in E-Trend. We sold our interest in E-Trend on December 26, 2001 to The Game Holdings, Ltd. See "Item 4 - "Information on the Company - E-Trend Networks, Inc.".

WRITE-DOWN OF CAPITAL ASSETS

Effective May 31, 2001, we changed our estimation of the useful life and salvage value of our rental products. As a result of this change, we have revised our estimates of the useful life of rental products to a 12 month amortization period from 24 months and have reduced our estimate of the salvage value per item. This change has been applied prospectively as a change in accounting policy and resulted in a one-time write-down of capital assets in the amount of $2.26 million.

NET LOSS

We recorded a net loss of $2.8 million for fiscal 2001 for the reasons stated above, as compared to a net profit of $2.1 million for fiscal 2000. Our net loss per share (basic) was $0.24 for the 12 months ended May 31, 2001 compared to a net earning of $0.21 per share (basic) for the twelve months ended May 31, 2000.

During fiscal 2001, we generated $1.18 million in EBITDA as compared to $1.13 million in fiscal 2000. The increase in EBITDA was driven primarily by operating earnings resulting from a 65.5% increase in total revenues.

CASH FROM OPERATING ACTIVITIES

Net cash provided by operating activities was $3.55 million for fiscal 2001 as compared to $3.24 million for fiscal 2000. The major components of the cash from operating activities was amortization of capital assets of $3.33 million of which $2.60 million or 78% was amortization of rental assets, $2.26 million from the write down of rental assets, $1.89 million from the write down of the value of our investment in E-Trend, and $721,186 from the net change in non-cash components of working capital.

The net change in non-cash components of working capital decreased to $721,180 for the twelve months ended May 31, 2001 from $1.19 million for the twelve months ended May 31, 2000. During fiscal 2001, we received payment in full on the $884,009 note receivable from the Video Limited Partnership. Inventory, which consists of mainly music based software such as CDs and cassettes, increased to $1.5 million from $789,971 as we stocked a greater number of our stores with music product for sale.

CASH FROM FINANCING ACTIVITIES

In June 2000, we entered into a short-term credit facility with Community Savings for a secured, revolving line of credit in the amount of $800,000. This facility augmented an existing short-term revolving facility offered through the TD Bank and Trust in the amount of $200,000 for an aggregate short-term revolving credit line of $1.0 million.

Net cash provided by financing activities was $2.7 million for fiscal 2001 in comparison to $987,081 in the prior fiscal year. The major contributors to cash from financing activities for fiscal 2001 were the 366,754 shares that we sold for approximately $1.38 million as well as an increase of $731,325 in the utilization of the Company's short-term credit facilities. Proceeds from long-term debt also increased during 2001, although the net effect of such proceeds was offset by even greater repayments of long-term debt made during the fiscal year.

On March 21, 2001 we also entered into a long-term expansion credit facility with Community Savings in the amount of $1.5 million (the "Facility"). The Facility was available to us for expansion purposes only and not to fund general working capital needs. The Facility was secured by a $1.5 million deposit by us at Community Savings. In order to make draws under the Facility certain covenants with respect to substantial completion of the store, as well as other operating and capital criteria had to be met.

CASH FROM INVESTING ACTIVITIES

Net cash used in investing activities was $6.3 million for fiscal 2001 as compared to $4.2 million for fiscal 2000. This increase in funds used for investing activities was primarily the result of increases in capital expenditures of $6.97 million, primarily related to rental inventory and property, furnishings and equipment purchased to support the growth in our store base, our increased new store development plan, and a strategic move to stock greater copy-depth of product. As well, we used $225,000 cash as part of the consideration towards the purchase Silver Screen video (one store) and M&K Video (two stores).

WORKING CAPITAL DEFICIT

At May 31, 2001, we had a working capital deficit of $2.89 million, due to the accounting treatment of our rental inventory. Rental inventory is treated as a noncurrent asset under generally accepted accounting principles because it is a depreciable asset and is not an asset that is reasonably expected to be completely realized in cash or sold in the normal business cycle. Although the rental of this inventory generates the major portion of our revenue, the classification of this asset as noncurrent results in its exclusion from working capital. The aggregate amount payable for this inventory, however, is reported as a current liability until paid and, accordingly, is included in working capital. Consequently, we believe that working capital is not an appropriate measure of our liquidity and we anticipate that we will continue to operate with a working capital deficit.

TWELVE MONTH PERIOD ENDED MAY 31, 2000, COMPARED TO THE TWELVE MONTH PERIOD ENDED MAY 31, 1999.

REVENUES

Total revenues increased 162% to $12.88 million for the twelve month period ended May 31, 2000 compared to $4.92 million for the similar twelve month period in 1999. The substantial increase in revenues resulted from a 136% increase in the number of stores from 14 as at May 31, 1999 compared to 33 as at May 31, 2000, and a 14.9% increase in same-store sales for the twelve months ended May 31, 2000 compared to the similar twelve month period in 1999.

During fiscal 2000 we added 19 stores. Eleven of these stores were added during the third and fourth quarters of fiscal 2000, including six stores that we acquired from Star Vision Enterprises Inc. ("Star Vision") in Saskatoon, two stores in Calgary that we acquired from M&K Video Spot and three new build store locations. Accordingly, much of the new stores' revenues was not present for the entire fiscal period and thus the reported revenues were not indicative of expected annualized revenues.

The relative mix of revenues between rental revenues and product sales for the twelve months ended May 31, 2000 and the twelve months ended May 31, 1999 was 79% and 21% respectively. Revenues generated from DVDs in fiscal 2000 were less than 5% of total rental revenues. There were marginal revenues generated from DVDs in fiscal 1999.

We introduced DVD based entertainment in our stores commencing July 1998 and introduced CD and cassette based music for sell-through in our stores commencing July 1999.

COST OF SALES FOR RENTALS

The cost of sales for rentals increased 101% to $2.08 million for the twelve months ended May 31, 2000 compared to $1.04 million for the twelve months ended May 31, 1999. The increase in the cost of sales for rentals resulted from our revenue sharing programs with certain studios which commenced in November 2000 and increased use of copy depth programs.

For the twelve months ended May 31, 2000, amortization expense on rental inventory was $1.45 million representing 70% of the total cost of rentals, compared to $643,896 or 62% of the costs of rentals for the twelve months ended May 31, 1999. Our rental products which include VHS tapes, DVD's, and video games are amortized, for fiscal 1999 and fiscal 2000. The salvage value for each unit of rental product is $7.00 per unit.

COST OF PRODUCT SALES

The cost of product sales as a percentage of product sales for the twelve months ended May 31, 2000 was 82% compared to 68% for the similar twelve month period in 1999.

GROSS MARGIN

Gross margin for the twelve months ended May 31, 2000 increased to 66.9% of total revenues compared to 64.8% of total revenues for the twelve months ended May 31, 1999.

The increase in the total gross margin resulted primarily from improved gross margins from rental revenues. Specifically, the overall gross margins from rental revenues increased from 73% of total rental revenues for the twelve months ended May 31, 1999 to 80% of total rental revenues for the twelve months ended May 31, 2000. The stronger gross margins from rental revenues more than offset the decline in gross margins from product sales, the gross margins of which declined to 18% of product sales for the twelve months ended May 31, 2000 compared to gross margins of 32% for the similar twelve month period in 1999.

The increase in gross margins from rental revenues resulted from lower revenue sharing costs as a percentage of total rental revenues for the period as we purchased fewer movie titles as a percent of total rental revenues under revenue sharing arrangements in fiscal 2000 than in fiscal 1999.

STORE OPERATING EXPENSES

Store operating expenses decreased as a percent of total revenues to 42.9% for the twelve months ended May 31, 2000 compared to 46.1% for the twelve months ended May 31, 1999. Lower year over year rent, amortization of non-rental assets, equipment rental, and shop supplies as a percentage of total revenues were the main factors for the improvement in store operating costs as a percentage of total revenues.

Included in store operating expenses was amortization of assets excluding rental and intangible assets, which was $370,464 for the twelve months ended May 31, 2000 and $266,200 for twelve months ended May 31, 1999. This increase resulted from the higher level of capital assets resulting from acquisitions and the build out of new stores during the twelve month period ended May 31, 2000.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses as a percent of total revenues increased to 15.2% of total revenues for the twelve months ended May 31, 2000 compared to 10.5% of total revenues for the twelve months ended May 31, 1999. This increase, as a percent of total revenues, primarily resulted from the one time development expenses of approximately $243,000 related to the development of E-trend, our e-commerce internet subsidiary.

AMORTIZATION OF INTANGIBLES

Amortization expense of intangible assets increased to $246,288 or 1.9% of total revenues for the twelve months ended May 31, 2000 compared to $3,819 or .1% of total revenues for the twelve months ended May 31, 1999. The increase in amortization of intangibles was the result of our acquisition of Safiqa Holdings Ltd., Star Vision Enterprises Inc., and 705556 Alberta Ltd., operating as Movies Plus which were purchased on September 29, 1999, December 1, 1999, and March 21, 2000, respectively.

NET INTEREST EXPENSE

Interest expense on long term debt increased to $151,497 for the twelve months ended May 31, 2000 from $8,371 for the twelve months ended May 31, 1999. The increase in interest costs resulted from additional short term notes and long term debt borrowed to finance our new store openings and acquisitions. During fiscal 2000 we repaid, in full, the short term notes payable that were associated with the acquisition of Safiqa Holdings Ltd. and Star Vision Enterprises Inc.

OTHER ITEMS

In December 1999, we sold certain rental assets of our subsidiary, Integrated Retail Corp., to the Video Limited Partnership for net proceeds of $4.0 million which resulted in a $1.3 million non-cash gain. See "Item 7, Majority Shareholders and Related Party Transactions - Related Party Transactions".

During the period June 1, 1999 to March 1, 2000 we fully consolidated all the operations of E-Trend on our consolidated balance sheet, statement of earnings and statement of cashflow. During this time, we held a majority interest in E-Trend's voting shares but did not have control of E-Trend's board. Subsequent to March 1, 2000, as a result of two equity offerings of E-Trend Networks initiated by E-Trend's board, our interest declined to 38.37% which then resulted in changing the treatment of our ownership of E-Trend to the equity method of accounting. This change resulted in a non-cash gain of $2.45 million.

The non-cash minority shareholders interest of $114,572 resulted from the consolidation treatment of E-Trend to March 1, 2000. The non-cash equity loss on investment of $268,249 is our proportion of losses that E-Trend incurred from the period March 1, 2000 to May 31, 2000 based on the equity method of accounting.

FUTURE INCOME TAX EXPENSE

Future income taxes increased to $1.5 million for the twelve months ended May 31, 2000 compared to $173,000 for the twelve month period ended May 31, 1999. The increase in future income taxes resulted from an increase in the difference between the tax cost and the accounting cost of certain assets on the balance sheet.

NET INCOME

Net income for the twelve months ended May 31, 2000 increased to $2.1 million compared to $217,383 for the similar twelve month period ended May 31, 1999. Our earnings per share (basic) was $0.21 in 2000 compared to $0.03 per share (basic) in fiscal 1999. The increase in net income resulted from the increased number of stores, gain on disposal of assets to the limited partnership and a gain on dilution of our equity interest in E-Trend Networks.

CASH FROM OPERATING ACTIVITIES

Funds provided by operations increased to $3.24 million for the twelve months ended May 31, 2000 compared to $1.30 million for the twelve months ended May 31, 1999. The major contributing factor to the increase was the growth in the number of operating stores and continued maturation of the revenue streams from such stores. The net change in non-cash components of working capital increased to $1.19 million for the twelve months ended May 31, 2000 from $9,734 for the twelve months ended May 31, 1999. Accounts receivable increased to $354,747 for the period ended May 31, 2000 due to increased tenant allowances receivable from various landlords as we opened six new stores during fiscal 2000. Consistent with the increase in the number of stores, inventory levels also increased to $789,971 as at May 31, 2000 compared to $214,138 as at May 31, 1999.

CASH FROM FINANCING ACTIVITIES

Financing activities provided cash of $987,081 for the twelve month period ended May 31, 2000 compared to $1.4 million for the twelve month period ended May 31, 1999. During fiscal 2000, a combination of 575,947 options and warrants were exercised for net proceeds of $29,348 and 1,996,207 shares were issued for $2.91 million in lieu of cash related to our acquisitions. In addition, the Company was advanced $361,331 from a related company for operational financing. Fiscal 1999 saw the issuance of 2,624,276 shares for net proceeds of $643,059, the issuance of a combination of options and warrants for $429,250, and long term debt, net of repayment of $225,029.

CASH FROM INVESTING ACTIVITIES

For the twelve months ended May 31, 2000, we expended $5.0 million on the purchase of capital assets, $5.7 million on the acquisition of Safiqa Holdings, Star Vision Enterprises Inc., and 705556 Alberta Ltd. We paid for these acquisitions via a cash component of $2.8 million and issued common shares for a deemed value of $2.9 million.

For the twelve months ended May 31, 1999 we expended $2.7 million that was used for the build out of seven new stores and to purchase rental product for the new and existing stores.

A note receivable of $884,009 as at May 31, 2000 was due from the Video Limited Partnership which bore interest at the rate of 15% per annum, was unsecured, and was payable upon demand. This note was repaid in cash on Jan 19, 2001.

WORKING CAPITAL DEFICIT

At May 31, 2000, we had negative working capital of $549,127 compared to $182,719 as at May 31, 1999. The negative working capital resulted from the accounting treatment of our rental inventory. Rental inventory was treated as a non-current asset under generally accepted accounting principals because it is a depreciable asset and is not an asset that is reasonable expected to be completely realized in cash or sold in the normal business cycle. Although the rental of this inventory generates a major portion of our revenue, the classification of this asset as non-current results in its exclusion for working capital. The aggregate amount payable for this inventory, however, is reported as a current liability until paid and, accordingly, is included in working capital. As a result, we do not believe that working capital is an appropriate measure of our liquidity and we anticipate that our business will continue to operate with a working capital deficit.

RESEARCH DEVELOPMENT, PATENTS AND LICENSES

Our industry does not require and we have not engaged in any research and development activities.

For a list of trademarks we hold or in the process of applying for, please see "Trademarks" in "Item 4. Information on the Company".

TRENDS

BUSINESS RISKS AND MANAGEMENT

The video rental and home entertainment industry is very competitive. We face a number of competitors, including larger video retail chains and smaller independent video rental outlets, music stores and video game stores. Competition exists mainly on a local basis, with main competitive factors being price, service and quality. Management continually reviews its competitors and analyzes upcoming industry trends. There can be no assurance, however, that we will be successful in addressing competitive threats or adequately assessing future industry trends.

We have developed a business strategy targeting the secondary retail markets located in communities of approximately 5,000 - 10,000 people. The strength of the local economy in these types of communities typically depends upon the strength of a smaller number of key industries. If the major sustaining industry in one of these communities is negatively affected, the strength of the entire local economy will be negatively affected and the amount of disposable income of the residents in that particular community will decrease. Consequently, a store operated by us in that location may be negatively affected.

We intend to further increase the number of stores that we operate. The start-up costs associated with establishing a new store are significant. We have calculated that it will cost approximately $225,000 to establish each new store location (and up to $275,000 for each full product mix VHQ Entertainment store). Such costs may increase as we introduce new concept retail stores in an effort to match competitor offerings. There is no assurance that we will be able to obtain adequate financing or adequate cash flows from operations to cover the projected start-up costs of establishing a new store location.

In order to gain efficiencies generated by economies of scale, we must open a larger number of stores across a geographically dispersed area. We must rely initially upon outside sources of capital to finance start-up costs associated with the opening of new stores as current cash flows alone are not sufficient to fund new store openings in the numbers anticipated us. In the event we are not successful in raising additional capital to open new stores, we will not be able to achieve anticipated efficiencies or pricing structures, all of which could have a material adverse impact on operations and profitability.

RECENT U.S. ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") approved SFAS 141, "Business Combinations" ("SFAS 141"), and SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 supersedes Accounting Principles Board Opinion ("APB") No. 16, "Business Combinations." The provisions of SFAS 141: (i) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (ii) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill and (iii) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. The Company adopted SFAS 142 as of January 1, 2002. SFAS 142 is substantially similar to CICA Handbook Section 3062, Goodwill and Other Intangibles, which the Company adopted effective June 1, 2001.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), effective for fiscal years beginning after December 15, 2001. SFAS 144 replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 establishes an accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and replaces the provisions of APB Opinion No. 30 for the disposal of segments of a business. SFAS 144 retains the fundamental provisions of SFAS 121 concerning the recognition and measurement of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. However, SFAS 144 provides additional guidance with regard to discontinued operations and assets to be disposed of. In addition, SFAS 144 excludes goodwill from its scope. The impact of the adoption of SFAS 144 is not expected to have a material effect on the Company's consolidated financial statements.

SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") was issued on July 30, 2002 and replaces Emerging Issues Task Force Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS 146 requires companies to recognize certain costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002.


ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

OUR DIRECTORS, SENIOR MANAGEMENT AND KEY EMPLOYEES

The following table sets forth our Directors and our senior management team, each an executive officer, and all positions they held with us as of November 30, 2002.

---------------------------------------------------------------------------
    NAME AND MUNICIPALITY OF                     CURRENT OFFICE IN THE
            RESIDENCE                 AGE               COMPANY
---------------------------------------------------------------------------
       TREVOR M. HILLMAN,              33        Chief Executive Officer,
        Red Deer, Alberta                          Chairman and Director
---------------------------------------------------------------------------
        GREGG C. JOHNSON,              38       President, Chief Operating
    Red Deer County, Alberta                              Officer
---------------------------------------------------------------------------
                                       43         Senior Vice President,
         DERREK R. WONG,                        Finance and Chief Financial
          Olds, Alberta                                   Officer
---------------------------------------------------------------------------
       MICHAEL D. MCKELVIE             49          Senior Vice President
        Calgary, Alberta                        Marketing & Communications
---------------------------------------------------------------------------
           AYAZ KARA,                  43        Vice President, Business
        Calgary, Alberta                                Development
---------------------------------------------------------------------------

---------------------------------------------------------------------------
    NAME AND MUNICIPALITY OF                     CURRENT OFFICE IN THE
            RESIDENCE                 AGE               COMPANY
---------------------------------------------------------------------------
                                       45         Director of Operations,
         MARC L. GIGNAC,                         Saskatchewan and Director
     Saskatoon, Saskatchewan

---------------------------------------------------------------------------
      TIMOTHY J. SEBASTIAN             37                Director
        Edmonton, Alberta

---------------------------------------------------------------------------
       PETER A. LACEY,(1)              44                Director
    Red Deer County, Alberta

---------------------------------------------------------------------------
   CATHERINE J. MCDONOUGH,(1)          46                Director
    Red Deer County, Alberta

---------------------------------------------------------------------------
         GORDON HILLMAN,               58                Director
        Red Deer, Alberta
---------------------------------------------------------------------------


Notes:   (1)      We are required  by the CANADA  BUSINESS  CORPORATIONS  ACT to have an audit committee of the Board of Directors. Messrs. Lacey and Hillman and Ms. McDonough are currently the members of the audit committee. We also have a Corporate Governance and Nominating committee and a Compensation committee, both of which are comprised of Ms. McDonough and Messrs. Lacey and Johnson.


Our executive officers are appointed by and serve at the pleasure of the board of directors. Except as disclosed below, to the best of our knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the officers or directors was selected as an officer or director of the Company.

The information contained herein is based upon information furnished by each director and executive officer. Except for Gordon Hillman, who is the father of Trevor Hillman, none of our Directors or executive officers has any family relationship with any other officer or Director.

The following is a brief biographical information on each of our executive officers and Directors listed above:

TREVOR M. HILLMAN is our Chief Executive Officer, Chairman of the Board and a Director.

         Mr. Hillman has been our Chief Executive Officer and a Director since December 11, 1997. He was our President from December 11, 1997 to November 15, 2001, when he was appointed Chairman of the Board. Also, since July of 1997, Mr. Hillman has been the President of Integrated Retail Corp., a start-up venture involved in the retail and rental of video products (which was acquired by us in September 1998). Mr. Hillman was a Director of E-Trend Networks, Inc. from inception until December 26, 2001. Mr. Hillman has been a Director of IROC Systems Corp., a public company listed on the TSX Venture ("TSX Venture"), involved in the oil and gas safety industry since March 3, 2000. Mr. Hillman also has been a Director of Chinook Energy Services Inc., a public company listed on the TSX Venture, involved in non-destructive testing in the oil and gas industry, since September 1, 2000. From 1994 to 1997, Mr.

         Hillman provided consulting services to entertainment based retail clients through TMH Holdings Ltd. Prior thereto, Mr. Hillman was Operations Manager of Video View Ltd. from August 1983 to 1994.

GREGG C. JOHNSON is our President and Chief Operating Officer.

         A graduate of Osgoode Hall Law School of York University in Toronto, Canada, in 1989, Mr. Johnson was in private practice in Calgary, Alberta. He then moved to Japan and joined the Japanese law firm Aoki, Christensen & Nomoto in 1989. In 1991, Mr. Johnson joined the law office of Dr. Mujahid Al-Sawwaf in Jeddah, Saudi Arabia. In 1993, Mr. Johnson joined The Tracker Corporation of Toronto, Ontario, a public company trading on the NASD OTCBB market, where he was primarily responsible for legal, financing and public reporting matters. Since August of 1995, Mr. Johnson has provided investment banking services with Summit Capital Corporation. Mr. Johnson was the Executive Vice President and Secretary of Merch Performance Inc., a public company listed and trading on the TSX Venture engaged in the manufacture and distribution of automotive parts, from April 1997 to June 1998. He served as our Executive Vice President from December 11, 1997 to
         November 15, 2001 when he was appointed as our President and Chief Operating Officer. He was also a Director from December 11, 1997 to November 27, 2002. Mr. Johnson also served as a Director of Cervus Corporation, a public company listed on the TSX Venture engaged in the acquisition and management of John Deere dealerships from inception until December 19, 2001, and as a Director of IROC Systems Corp., a public company listed on the TSX Venture, involved in the oil and gas safety business from inception until April 9, 2001, and Chinook Energy Services Inc., a public company listed and trading on the TXS Venture involved in the non-destructive testing business from September 1, 2001 to January 17, 2002. Mr. Johnson was elected to a second 3-year term in October 2001 as a councilor with Red Deer County, Alberta and is currently the Reeve (Mayor of the municipality). Mr. Johnson was the President of E-Trend Networks, Inc. from inception to February 7, 2001, and a Director of E-Trend Networks, Inc. from inception to December 26, 2001.

DERREK R. WONG is our Senior Vice President of Finance and Chief Financial Officer.

         Mr. Wong has been our Senior Vice President Finance and Chief Financial Officer since September 24, 2001. From 1997 to 2001 Mr. Wong was President of Cirrus Capital Corporation, a financial consulting company. Through Cirrus Capital Corporation, Mr. Wong provided financial consulting services, including, but not limited to, services relating to mergers and acquisitions, investor relations and corporate finance to Atlas Cold Storage, a wholly owned subsidiary of Atlas Cold Storage Income Trust, from 1997 to 2000. From 1991 to 1997 Mr. Wong was Vice President, Corporate Finance of Bank of America. Mr. Wong received a Bachelor of Commerce degree from the University of Calgary in 1982, a Masters of Business Administration from the Richard Ivey School of Business in 1985, and is a Chartered Financial Analyst.

MICHAEL D. MCKELVIE is our Senior Vice President, Marketing & Communications.

         Mr. McKelvie has been our Senior Vice President, Marketing & Communications since May 1, 2000. Mr. McKelvie has held senior level marketing, sales and communications positions in the industry since it started in 1979. After serving as Director, Sales & Marketing for Universal Studios Home Entertainment Canada for 13 years, he was the founding partner of EMG Media Inc., where he created and launched HOLLYWOOD@home(TM), Canada's most-read home video trade magazine. Most recently, he was Sr. Marketing and Communications Manager for Blockbuster Canada Co., where he managed the largest TV marketing campaign ever run by a Canadian video retailer and was solely responsible for the creation and launch of WWW.BLOCKBUSTER.CA. Mr. McKelvie served as the Senior Vice President - Marketing for E-Trend from May 1, 2000 to March 1, 2002.

AYAZ KARA is our Vice-President, Business Development.

         Mr. Kara has been our Vice President, Business Development since September 29, 1999. Mr. Kara also served on the Board of Directors of the Company from November 22, 1999 to June 5, 2002. Prior thereto, Mr. Kara was the President and a Director of Safiqa Holdings Ltd. from February 1993 until September 1999. Mr. Kara is also served as a Director of IROC Systems Corp., a public company listed and trading on the TSX Venture, from March 3, 2000 to December 1, 2000. Mr. Kara was the interim President of E-Trend Networks, Inc. from October 16, 2001 to January 18, 2002 and Mr. Kara has been a Director of E-Trend Networks, Inc. from December 26, 2001 to present.

MARC L. GIGNAC is our Director of Operations, Saskatchewan.

         Mr. Gignac has been our Director of Operations, Saskatchewan since December 1, 1999. Mr. Gignac also served on our Board of Directors from March 24, 2000 to November 27, 2002. Prior thereto, Mr. Gignac was the President and a Director of our Saskatchewan subsidiary, Star Vision Enterprises Inc. from December 1986 until November 1999.

TIMOTHY J. SEBASTIAN is a Director of the Company.

         Mr. Sebastian was our General Counsel and Secretary from October 2000 until April 2002. As of May 1, 2002, Mr. Sebastian resigned as our General Counsel to return to private practice with the law firm of Bryan & Company in Edmonton, Alberta. Mr. Sebastian graduated from the University of Alberta Law School in 1990. He was an associate and then a partner with the law firm of Bryan & Company in Edmonton and Calgary, Alberta, from 1990 until October 2000. During his law career, Mr. Sebastian practiced in the areas of general corporate law, corporate finance, securities and intellectual property. Mr. Sebastian is also the Secretary for IROC Systems Corp. and Chinook Energy Services Inc., each of which is a public company listed on the TSX Venture. Mr. Sebastian also served as General Counsel and Corporate Secretary for E-Trend from October 2001 to January 2002. Mr. Sebastian resigned as our Secretary and became a director of the Company on November 27, 2002.

PETER A. LACEY is a Director of the Company.

         Mr. Lacey has been a Director of the Company since November 22, 1999. Mr. Lacey has been President, Chief Executive Officer and a Director of Cervus Corporation, a public company listed and trading on the TSX Venture, since November 24, 1998. Mr. Lacey has been the President of Deermart Equipment Sales Ltd., a John Deere farm implement and garden equipment dealer located in Red Deer, Alberta, since April 1982. Mr. Lacey has been a Director of Amoil Resources Inc., an oil and gas company listed and trading on the TSX Venture, since September 1994. Mr. Lacey has also been a director and the Chairman of the Board of Q-Tel Wireless Inc., a wireless Internet company, listed on the TSX Venture since March 2000, operating in Northern Alberta. Mr. Lacey has been a member of Red Deer College Board of Governors since October 1997.

CATHERINE J. MCDONOUGH is a Director of the Company.

         Mrs. McDonough has been a Director of the Company since November 22, 1999. Mrs. McDonough has been and continues to be a successful investor with over twenty years of investment experience. She owned and operated a jewellery design business in Honolulu, Hawaii. She has been active in charitable organizations and has served on the Boards of several of them including the U.S. Navy Submarine Officer's Wives Club and various charitable causes related to the Pearl Harbor Naval Station. Mrs. McDonough currently resides in Red Deer County, Alberta.

GORDON HILLMAN is a Director of the Company.

         Mr. Hillman has been President of G&J Holdings Inc. since 1967 and has started and operated many businesses throughout Alberta under this company. This includes the building of Video View from one small 1,000 square foot store in Red Deer, Alberta in 1983 to a chain of 23 stores throughout Alberta, which were sold in January of 1997, as well as the operation of dollar stores which have also recently been sold. Mr. Hillman has also been actively involved in real estate development throughout Alberta through Hillman Holdings Inc., another company of which he is President. Mr. Hillman is a past Director of Merch Performance Inc., a public company now trading on Tier 3 of the CDNX. Mr. Hillman became a director of the Company on November 27, 2002.

None of our Directors and/or executive officers have been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or Director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

COMPENSATION

COMPENSATION OF DIRECTORS

At the present time, we have five Directors. Outside Directors receive $500 per meeting to a maximum of six meetings per year.

As of November 30, 2002, our Directors (including Directors who are also officers) held outstanding, exercisable options and warrants to purchase a total of 739,410 of our common shares. See "Item 6 - Directors, Senior Management, and Employees - Share Ownership".

RETIREMENT PLANS

We do not offer a retirement plan or retirement benefits to our officers or directors.

EXECUTIVE OFFICERS

The aggregate compensation paid to all our executive officers in our fiscal year ended May 31, 2002 was $815,565. The following table details compensation information for Mr. Trevor M. Hillman, our Chairman and Chief Executive Officer, Gregg C. Johnson, our President and Chief Operating Officer, Timothy J. Sebastian, a Director (formerly our General Counsel and Secretary) and Ayaz Kara, our Vice President Business Development for the periods indicated. We are not required to disclose and do not publicly disclose the compensation of any executive officer unless such officer received a combined base salary and bonus of more than $100,000 during our fiscal year ended May 31, 2002.


----------------------------------------------------------------------------------------------------------------------------
                                                                                   Long Term
                                                                                  Compensation
----------------------------------------------------------------------------------------------------------------------------
                                              Annual Compensation                    Awards
----------------------------------------------------------------------------------------------------------------------------
  Name and Principal     Fiscal                                  Other Annual       Securities Under          All Other
       Position           Year         Salary        Bonus       Compensation        Options($)(2)       Compensation ($)(3)
                                         ($)          ($)           ($)(1)
----------------------------------------------------------------------------------------------------------------------------
Trevor M. Hillman          2002        139,705        Nil             16,884               200,000                    Nil
(Chairman and Chief
Executive Officer)
----------------------------------------------------------------------------------------------------------------------------
                           2001        102,935        Nil             10,900                   Nil                    Nil
----------------------------------------------------------------------------------------------------------------------------
                           2000         73,799     17,500              7,908               237,500                    Nil
----------------------------------------------------------------------------------------------------------------------------
Gregg C. Johnson           2002        139,705        Nil              6,000               200,000                    Nil
(President and Chief
Operating Officer)
----------------------------------------------------------------------------------------------------------------------------
                           2001         58,541        Nil                Nil                   Nil                    Nil
----------------------------------------------------------------------------------------------------------------------------
                           2000         26,110        Nil                Nil               187,500                    Nil
----------------------------------------------------------------------------------------------------------------------------





----------------------------------------------------------------------------------------------------------------------------
                                                                                   Long Term
                                                                                  Compensation
----------------------------------------------------------------------------------------------------------------------------
                                              Annual Compensation                    Awards
----------------------------------------------------------------------------------------------------------------------------
  Name and Principal     Fiscal                                  Other Annual       Securities Under          All Other
       Position           Year         Salary        Bonus       Compensation        Options($)(2)       Compensation ($)(3)
                                         ($)          ($)           ($)(1)
----------------------------------------------------------------------------------------------------------------------------
Ayaz Kara                  2002         50,753     57,954                Nil                   Nil                    Nil
(Vice President,
Business Development)
----------------------------------------------------------------------------------------------------------------------------
                           2001         50,753     42,586                Nil                75,000                    Nil
----------------------------------------------------------------------------------------------------------------------------
                           2000         50,753     28,021                Nil                   Nil                    Nil
----------------------------------------------------------------------------------------------------------------------------
Timothy J.                 2002        104,376        Nil                Nil                75,000                    Nil
 Sebastian
(Secretary) (4)
----------------------------------------------------------------------------------------------------------------------------
                           2001         86,251        Nil                Nil                   Nil                    Nil
----------------------------------------------------------------------------------------------------------------------------
                           2000            Nil        Nil                Nil                   Nil                    Nil
----------------------------------------------------------------------------------------------------------------------------

(1) Relates to vehicle allowances. Perquisites and other personal benefits do not exceed the lesser of $10,000 and 10% of the annual salary for the named Executive Officer.
(2)      See the two tables below.
(3) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the annual salary.
(4) Timothy J. Sebastian resigned as Secretary of the Corporation on November 27, 2002 and was elected as a director of the Company on November 27, 2002.



STOCK OPTIONS GRANTED

The following table details information with respect to the grant of stock options to Trevor M. Hillman, Gregg C. Johnson, Ayaz Kara and Timothy J. Sebastian during the fiscal year ended May 31, 2002.



-------------------------------------------------------------------------------------------------------------------------
           Name
                              Securities       % of Total       Exercise or      Market Value of       Expiration Date
                             Under Option    Options Granted     Base Price         Securities
                              Granted (#)    to Employees in    ($/Security)    Underlying Options
                                             Financial Year                       on the Date of
                                                                                Grant ($/Security)
-------------------------------------------------------------------------------------------------------------------------
Trevor M. Hillman               200,000           26.05            $1.80              $1.80           November 30, 2006
-------------------------------------------------------------------------------------------------------------------------






-------------------------------------------------------------------------------------------------------------------------
Gregg C. Johnson                200,000           26.05            $1.80              $1.80           November 30, 2006
-------------------------------------------------------------------------------------------------------------------------
Ayaz Kara                         Nil              N/A              N/A                N/A                   N/A
-------------------------------------------------------------------------------------------------------------------------
Timothy J. Sebastian            75,000            9.77%            $1.80              $1.80           November 30, 2006
-------------------------------------------------------------------------------------------------------------------------


The following table sets forth information with respect to all options exercised by Trevor M. Hillman, Gregg C. Johnson, Ayaz Kara and Timothy J. Sebastian during our most recently completed fiscal year and all options held and outstanding by them on May 31, 2002.


-------------------------------------------------------------------------------------------------------------------------
           Name                Securities      Aggregate Value     Unexercised Options at       Value of Unexercised in
                               Acquired on        Realized           Financial Year End          the Money Options at
                                Exercise             ($)                     (#)                Financial Year End (1)<F1>
                                   (#)
-------------------------------------------------------------------------------------------------------------------------
 Trevor M. Hillman                 Nil               Nil            437,500 exercisable,               NIL value
                                                                      Nil unexercisable
-------------------------------------------------------------------------------------------------------------------------
 Gregg C. Johnson                  Nil               Nil            387,500 exercisable,               NIL value
                                                                      Nil unexercisable
-------------------------------------------------------------------------------------------------------------------------
 Ayaz Kara                         Nil               Nil             75,000 exercisable,               NIL value
                                                                      Nil unexercisable
-------------------------------------------------------------------------------------------------------------------------
 Timothy J. Sebastian              Nil               Nil             28,124 exercisable,               NIL value
                                                                    46,876 unexercisable
-------------------------------------------------------------------------------------------------------------------------

(1)<F1> This amount was determined by multiplying the number of Common Shares issuable under such options by the closing price of the Common Shares on the TSX on May 31, 2002 ($0.85) and subtracting therefrom the product of the number of such Common Shares and the exercise price thereof.


EMPLOYMENT CONTRACTS / COMPENSATION IN THE EVENT OF TERMINATION OF CHANGE OF CONTROL

TREVOR HILLMAN, CHIEF EXECUTIVE OFFICER, CHAIRMAN OF THE BOARD AND A DIRECTOR

         We have a services agreement with TMH Holdings Ltd. ("TMH") for the services of Trevor M. Hillman as our Chairman and Chief Executive Officer. Pursuant to the agreement, we agreed to pay annually to TMH the greater of $60,000 and an amount equal to 0.5% of the gross sales actually achieved by us during each fiscal year provided that our earnings before interest, taxes, depreciation and amortization exceeds 11% on an annualized basis.

         The contract commenced on April 1, 2001 and ends on December 31, 2004 unless terminated earlier in accordance with the agreement. We may terminate the agreement at any time for cause without payment of any compensation either by way of anticipated earnings or damages. The agreement may not otherwise be terminated earlier by us without the consent of TMH. In the event of a change of control of VHQ
         Entertainment, as defined in the agreement, TMH has the right to terminate the agreement and be paid an amount equal to three times the highest annual amount we paid to TMH during the three years prior to the change of control.


GREGG C. JOHNSON, PRESIDENT AND CHIEF OPERATING OFFICER
         We have a services agreement with Summit Capital Corporation ("Summit") for the services of Gregg C. Johnson as our President and Chief Operating Officer. Pursuant to the agreement, we agreed to pay annually to Summit the greater of $60,000 and an amount equal to 0.5% of the gross sales actually achieved by us during each fiscal year provided that our earnings before interest, taxes, depreciation and amortization exceeds 11% on an annualized basis.

         The contract commenced on April 1, 2001 and ends on December 31, 2004 unless terminated earlier in accordance with the agreement. We may terminate the agreement at any time for cause without payment of any compensation either by way of anticipated earnings or damages. The agreement may not otherwise be terminated earlier by us without the consent of Summit. In the event of a change of control of VHQ Entertainment, as defined in the agreement, Summit has the right to terminate the agreement and be paid an amount equal to three times the highest annual amount we paid to Summit during the three years prior to the change of control.

MARC GIGNAC, DIRECTOR OF OPERATIONS, SASKATCHEWAN

         We have an employment contract with Marc Gignac for his services as our Director of Operations, Saskatchewan. Pursuant to the agreement, we agreed to pay annually to Marc Gignac $50,000 plus a quarterly bonus of 1% of gross sales generated by our subsidiary, Star Vision Enterprises Ltd.

         The agreement commenced on December 1, 1999 and is for a term of three years unless terminated earlier in accordance with the agreement. The agreement may be terminated by us at any time for cause without payment of any compensation either by way of anticipated earnings or damages. If the agreement is terminated earlier by us without cause, Marc Gignac is entitled to 12 months notice or 12 months salary in lieu of notice. There are no change of control provisions in the agreement. The Company is currently reviewing Mr. Gignac's contract.

DERREK R. WONG, SENIOR VICE PRESIDENT OF FINANCE AND CHIEF FINANCIAL OFFICER

         To date, we have not entered into a written employment agreement with Mr. Wong for his services as our Senior Vice President of Finance and Chief Financial Officer.

MICHAEL D. MCKELVIE, SENIOR VICE PRESIDENT OF MARKETING AND COMMUNICATIONS

         To date, we have not entered into a written employment agreement with Mr. McKelvie for his services as our Senior Vice President of Marketing and Communications.

None of our Directors or executive officers received other compensation in excess of the lesser of US$25,000 or 10% of such officer's cash compensation as reported in the above table and all Directors and executive officers, as a group, did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation reported in the table set forth above.

Except as set out above, we have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our Directors or executive officers.

BOARD PRACTICES

All of the members of our Board of Directors are elected by the shareholders and hold office until their successors are duly elected and qualified, unless they sooner resign or cease to be Directors in accordance with our Articles. At our annual general meeting on November 22, 1999, our shareholders approved an amendment to our Articles of Incorporation to increase the terms of our Directors to up to three years. It is current practice to elect directors for one-year terms only.

At the November 27, 2002 meeting, all the Directors were elected to one year terms. Members of our Board of Directors are elected by the holders of our common shares to represent the interests of all shareholders. The Board of Directors meets periodically to review significant developments affecting us and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. Currently, the Board of Directors has appointed an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.

The Audit Committee is directed to review the scope, cost and results of the independent audit of our books and records; the results of the annual audit with management and the adequacy of our accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by our independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. Except as noted above in this section, none of our Directors or executive officers is a party to any arrangement or understanding with any other person pursuant to which said individual was elected as a Director or officer of the Company.

The Corporate Governance Committee is charged with the responsibility of ensuring that our Board of Directors has effectively implemented policies regarding the Board's responsibility for the stewardship of VHQ Entertainment including:

         (i)      the adoption of a corporate strategy;

         (ii) the adoption, on an annual basis, of the corporate objectives which the Chief Executive Officer and our senior officers are responsible for meeting;

         (iii)    management succession planning;

         (iv)     a communications program for VHQ Entertainment;

         (v)      the   integrity  of  our  internal  control   and   management
                  information systems;

         (vi) guidelines whereby individual Directors can engage outside advisors at the expense of VHQ Entertainment;

         (vii) reviewing and recommending to the Board for approval, the corporate governance report for inclusion in the Annual
                  Report and, when necessary, for inclusion in our Annual Information Circular;

         (viii)   requesting and receiving such  information with regards to our
                  affairs   as  the   Committee  may  consider   necessary   and
                  appropriate to carry out its duties and responsibilities;

         (ix) reporting to the Board at least once a year and when otherwise required; and

         (x) at the request of the Board, considering any other matters which would assist the Directors in meeting the corporate governance responsibilities or adhering to any governance guidelines established by the relevant regulatory bodies.

The Compensation and Nominating Committee is charged with the responsibility of setting and overseeing the compensation of our Directors and executive officers including:

         (i)      determining the amount and kind of compensation;

         (ii) reviewing and recommending the executive compensation report to the Board for approval and inclusion in the Annual Report, and when necessary, in the annual Information Circular;

         (iii) requesting and receiving such information and explanations with regard to our affairs as the Committee may consider necessary and appropriate to carry out its duties and responsibilities;

         (iv)     reporting to the Board as required and at least once per year;
                  and

         (v) at the request of the Board, considering any other matters which would assist the Directors in meeting the corporate governance responsibilities or adhering to any governance guidelines established by the relevant regulatory bodies.

OUR EMPLOYEES

As of October 31, 2002, we employed approximately 430 employees, including 5 employees in senior management, 8 employees in operations/mid-level management, 61 employees in operations/store-level management, 8 employees in head office administration, and approximately 353 employees who service our customers in our video and home entertainment stores. A majority of our employees are either permanent part-time or part-time employees.

The following is a breakdown of the average number of employees we employed by geographic location over the last three fiscal years and the three month period ended August 31, 2002:




                                     -----------------------------------------------------------------------
                                                        AVERAGE NUMBER OF EMPLOYEES DURING:

        GEOGRAPHIC LOCATION
------------------------------------------------------------------------------------------------------------
                                      THE TWELVE MONTH       THE TWELVE MONTH         THE TWELVE MONTH
                                        PERIOD ENDED        PERIOD ENDED MAY 31,    PERIOD ENDED MAY 31,
                                        MAY 31, 2000               2001                    2002
------------------------------------------------------------------------------------------------------------
              Alberta                        260                    330                     330
------------------------------------------------------------------------------------------------------------
           Saskatchewan                       75                     90                      81
------------------------------------------------------------------------------------------------------------
        Northwest Territory                   10                     13                       9
------------------------------------------------------------------------------------------------------------
               TOTAL                         345                    433                     420
------------------------------------------------------------------------------------------------------------


None of our employees are subject to collective bargaining agreements, and we believe we have a positive relationship with our employees. Management has made a priority of continuing to improve employer/employee relationships and has recently added a number of employee incentive initiatives, including stock options and selective cash compensation in an effort to decrease rates of employee turnover. Over the course of fiscal 2002, rates of employee turnover decreased yet such rates are still high relative to industry comparables. Management is conducting further investigations into this matter in an effort to reduce employee turnover rates.

SHARE OWNERSHIP

Beneficial Share Ownership of Our Directors and Senior Management

The following table sets forth the beneficial ownership of our Directors and senior management as at November 30, 2002:

--------------------------------------------------------------------------------------------------------------------
IDENTITY OF                                  NUMBER OF COMMON SHARES OWNED
PERSONS OR GROUP                          BENEFICIALLY OR SUBJECT TO CONTROL             PERCENTAGE OF CLASS
                                                    OR DIRECTION(1)
--------------------------------------------------------------------------------------------------------------------
TREVOR M. HILLMAN, Director and                        2,383,513                               16.33%
CEO
Red Deer, Alberta (2)
--------------------------------------------------------------------------------------------------------------------
GREGG C. JOHNSON, President and                        1,346,918                                9.22%
Chief Operating Officer
Red Deer, Alberta (3)
--------------------------------------------------------------------------------------------------------------------
AYAZ KARA, Vice-President,                              551,235                                 3.77%
Business Development
Calgary, Alberta (4)
--------------------------------------------------------------------------------------------------------------------
MICHAEL D. MCKELVIE, Senior                             33,334                              less than 1%
Vice-President, Marketing &
Communications
Calgary, Alberta (5)
--------------------------------------------------------------------------------------------------------------------
MARC L. GIGNAC, Director of                            1,076,000                                7.37%
Operations, Saskatchewan
Saskatoon, Saskatchewan  (6)
--------------------------------------------------------------------------------------------------------------------
PETER A. LACEY, Director                                284,728                                 1.95%
Red Deer, Alberta  (7)
--------------------------------------------------------------------------------------------------------------------
CATHERINE J. MCDONOUGH, Director                        104,147                             less than 1%
Red Deer, Alberta (8)
--------------------------------------------------------------------------------------------------------------------
DERREK R. WONG, Senior Vice                             83,333                              less than 1%
President of Finance, Chief
Financial Officer
Olds, Alberta (9)
--------------------------------------------------------------------------------------------------------------------
TIMOTHY J. SEBASTIAN                                    75,000                              less than 1%
Director
Edmonton, Alberta (10)
--------------------------------------------------------------------------------------------------------------------
GORDON HILLMAN, Director (11)                          1,225,596                                8.39%
Red Deer, Alberta
--------------------------------------------------------------------------------------------------------------------
OFFICERS AND DIRECTORS,                                7,163,804                               49.07%
AS A GROUP
--------------------------------------------------------------------------------------------------------------------

Notes:         (1)The figures  reflect  both  shares  actually owned and options and/or warrants held by each individual that are exercisable within 60 days of November 30, 2002.

               (2)Includes options to acquire  437,500 shares  of  common  stock and warrants to acquire 11,382 common shares, exercisable within 60 days of November 30, 2002 and 300,583 shares (and an additional 27,083 options exercisable within 60 days of November 30, 2002) held by his spouse.

               (3)Includes options  to  acquire  387,500  shares of common stock and warrants to acquire 11,382 common shares, exercisable within 60 days of November 30, 2002.

               (4)Includes  options to  acquire  75,000  shares of common  stock and warrants to purchase 22,764 common shares, exercisable within 60 days of November 30, 2002 and 225,000 shares held by his spouse.

               (5)Includes  options to acquire 33,334  common shares exercisable within 60 days of November 30, 2002.

               (6)512,000 shares (including  options to acquire 52,500 shares of common stock and 5,961 warrants to purchase common shares, exercisable within 60 days of November 30, 2002) are held by Marc Gignac, while his wife, Giselle Gignac, holds 498,000 shares. Does not include a $17,073 three year 8% convertible debenture granted by the Company in favor of Mr. Gignac's holding company, which such debenture is convertible for the first two years at $2.50 per share and in the third year at $3.00 per share.

               (7)Includes  shares owned by Summerhill  Investment  Corporation, a private company in which Mr. Lacey owns 50% of the shares and his wife owns the remaining 50% of the shares, includes options to acquire 102,500 common shares and warrants to acquire 22,764 common shares exercisable within 60 days of November 30, 2002. Does not include a $409,752 three year 8% convertible debenture granted by the Company in favor of Mr. Lacey and his family members, which such Debenture is convertible for the first two years at $2.50 per share and in the third year at $3.00 per share.

               (8)Includes options to purchase 52,500 common shares and warrants to purchase 11,382 common shares, exercisable within 60 days of November 30, 2002.

               (9)Includes options to  purchase 75,000 common shares exercisable within 60 days of November 30, 2002.

               (10)Includes options to purchase 83,333 common shares exercisable within 60 days of November 30, 2002.

               (11)Includes options to purchase 10,083 common shares exercisable within 60 days of November 30, 2002.

               (12)Includes warrants to acquire 56,910 common shares exercisable within 60 days of November 30, 2003.


The following table sets out the options granted (both vested and non-vested) to each individual listed above (as at November 30, 2002).

---------------------------------------------------------------------------------------------------------------
OPTIONEE                            POSITION                  NUMBER OF       PRICE      EXPIRY DATE
                                                              OPTIONS
---------------------------------------------------------------------------------------------------------------
Trevor M. Hillman              CEO, Chairman & Director        237,500         $1.51         January 19, 2005
                                                               200,000         $1.80        November 30, 2006
---------------------------------------------------------------------------------------------------------------
Gregg C. Johnson               Chief Operating Officer,        187,500         $1.51         January 19, 2005
                                 President & Director          200,000         $1.80        November 30, 2006
---------------------------------------------------------------------------------------------------------------
Ayaz Kara                      Vice President, Business        75,000          $1.51         January 19, 2005
                                     Development
---------------------------------------------------------------------------------------------------------------
Catherine J. McDonough                 Director                50,000          $1.51         January 19, 2005
                                                               10,000          $1.80        November 30, 2006
---------------------------------------------------------------------------------------------------------------
Peter A. Lacey                         Director                100,000         $1.51         January 19, 2005
                                                               10,000          $1.80        November 30, 2006
---------------------------------------------------------------------------------------------------------------
Derrek R. Wong                  Senior Vice President          150,000         $1.80        November 30, 2006
                               Finance, Chief Financial
                                       Officer
---------------------------------------------------------------------------------------------------------------
Marc L. Gignac                 President of Subsidiary,        50,000          $1.51         January 19, 2005
                               Director of Operations,         10,000          $1.80        November 30, 2006
                                     Saskatchewan
---------------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------------
Michael D. McKelvie             Senior Vice President,         50,000          $2.68        September 20, 2005
                                    Marketing and
                                    Communications
---------------------------------------------------------------------------------------------------------------
Timothy J. Sebastian                   Director                75,000          $1.80        November 30, 2006
---------------------------------------------------------------------------------------------------------------
Employees                            (as a group)              150,000         $1.50         January 19, 2005
                                                               19,800          $2.68        September 20, 2005
                                                               52,500          $1.80        November 30, 2006
---------------------------------------------------------------------------------------------------------------
                                        TOTAL                 1,627,300
---------------------------------------------------------------------------------------------------------------


OUR INCENTIVE STOCK OPTION PLAN

STOCK OPTIONS

Two million three hundred and fifty two thousand (2,352,000) shares of common stock are reserved for the issuance of stock options pursuant to our stock option plan (the "Plan"). The Plan provides that the Directors, subject to the price restrictions and other requirements of the Toronto Stock Exchange, or any other Exchange our stock may become listed on, shall fix the terms of the options and the option price. The Plan also provides that no option shall be granted to any person except upon the recommendation of our Directors, and only Directors, officers, employees, and other persons providing on-going services are eligible for stock option grants. Stock options granted under the Plan may not be for a period longer than ten (10) years and the exercise price must be paid in full upon exercise of the option.

As of October 31, 2002, there were outstanding options to purchase a total of 1,677,300 common shares under the Plan. The following table sets out details of the current plan with respect to all such stock options:

---------------------------------------------------------------------------------------------------------------------
                                                        NAME OF SHARES
         GROUP                  DATE OF GRANT            UNDER OPTION        EXERCISE PRICE       EXPIRATION DATE
---------------------------------------------------------------------------------------------------------------------
   Executive Officers         January 19, 2000             500,000               $1.51            January 19, 2005
                             September 20, 2000             50,000               $2.68           September 20, 2005
                              November 30, 2001            635,000               $1.80           November 30, 2006
---------------------------------------------------------------------------------------------------------------------
 Directors who are not                                                                            January 19, 2005
   Executive Officers         January 19, 2000             200,000               $1.51           November 30, 2006
                              November 30, 2001             20,000               $1.80
---------------------------------------------------------------------------------------------------------------------
       Employees              January 19, 2000             150,000               $1.51            January 19, 2005
                             September 20, 2000             19,800               $2.68           September 20, 2005
                              November 30, 2001             52,500               $1.80           November 30, 2006
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
         TOTAL                                            1,627,300
---------------------------------------------------------------------------------------------------------------------


EMPLOYEE SHARE PURCHASE PLAN

Effective October 10, 2001, our Board of Directors adopted an Employee Share Purchase Plan. The Employee Share Ownership Plan was ratified and approved by our shareholders at an annual meeting held November 15, 2001. Pursuant to the terms of the Employee Share Ownership Plan, officers, directors, consultants and certain employees, may purchase shares of our common stock at market prices, with the purchaser and VHQ Entertainment each paying one-half of the purchase price. We can reserve up to 600,000 shares up to November 30, 2002 for issuance at any one time pursuant to the Employee Share Ownership Plan. As at November 30, 2002, 5,756 shares were issued under this plan.



ITEM 7.    MAJORITY SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJORITY SHAREHOLDERS

We are currently a publicly held corporation, with our common shares held by residents of Canada, the United States and other countries. To the best of our knowledge, we are not controlled, directly or indirectly, by another corporation, any government or any natural or legal person, severally or jointly.

As of November 30, 2002, no person or corporation or other entity owns, directly or indirectly, or controls more than 5% of our common shares, the only class of securities with voting rights, except for the persons or groups listed below:

-----------------------------------------------------------------------------------------------------------------------
              IDENTITY OF                 NUMBER OF COMMON SHARES OWNED BENEFICIALLY
           PERSONS OR GROUP                   OR SUBJECT TO CONTROL OR DIRECTION              PERCENTAGE OF CLASS
-----------------------------------------------------------------------------------------------------------------------
      TREVOR M. HILLMAN, Director,                                                                   16.23%
           Chairman and CEO                               2,371,013 (1)<F1>
           Red Deer, Alberta
-----------------------------------------------------------------------------------------------------------------------
 GREGG C. JOHNSON, Director, President                                                                9.22%
      and Chief Operating Officer                         1,346,918 (2)<F2>
           Red Deer, Alberta
-----------------------------------------------------------------------------------------------------------------------

       MARC L. GIGNAC, Director and                       1,076,000 (3)<F3>                           7.37%
          Director of Operations
         Saskatoon, Saskatchewan
-----------------------------------------------------------------------------------------------------------------------
           TIMOTHY G. HILLMAN                               881,633 (4)<F4>                           6.04%
           Red Deer, Alberta
-----------------------------------------------------------------------------------------------------------------------
            TARI D. GERVAIS                                 878,500 (4)<F4>                           6.01%
           Red Deer, Alberta
-----------------------------------------------------------------------------------------------------------------------
            TRACY D. BARKER                                 849,417 (5)<F5>                           5.82%
           Red Deer, Alberta
-----------------------------------------------------------------------------------------------------------------------
            GORDON HILLMAN                                1,225,596 (6)<F6>                           8.39%
           Red Deer, Alberta
-----------------------------------------------------------------------------------------------------------------------

Notes:     (1)<F1>Includes  options to acquire  437,500  shares of common  stock and warrants to purchase 22,764 common shares, exercisable within 60 days of November 30, 2002, and 300,583 shares (and 27,083 options exercisable within 60 days of November 30,
                  2002) held by his spouse.

           (2)<F2>Includes options to acquire 387,500 shares of common stock and
                  warrants   to   purchase   11,382   shares   of  common stock,
                  exercisable within 60 days of November 30, 2002.

           (3)<F3>Includes options to acquire 52,500 shares of common stock and warrants to purchase 5,961 common shares, exercisable within 60 days of November 30, 2002 are held by Marc Gignac, and 498,000 shares owned by Mr. Gignac's wife. Does not include a $17,073 three year 8% convertible debenture granted by the Company in favor of Mr. Gignac's holding company, which such debenture is convertible for the first two years at $2.50 per share and in the third year at $3.00 per share.

           (4)<F4>Includes options to acquire 50,833 shares of common stock exercisable within 60 days of November 30, 2002.

           (5)<F5>Includes options to acquire 25,417 shares of common stock exercisable within 60 days of November 30, 2002.

           (6)<F6>Includes warrants to purchase 59,910 common shares within 60 days of November 28, 2002.


None of the above shareholders have different voting rights than our other shareholders.

There are no arrangements, known to us, that may at a subsequent date result in a change in our control.

UNITED STATES SHAREHOLDERS

Based on the records of the Montreal Trust, our registrar and transfer agent, at May 31, 2002, there were two holders of record of our common shares with United States addresses who collectively held 67,630 shares, or less than 1% of the 12,538,559 issued and outstanding shares. Our records indicate that, as of October 31, 2002, there were no holders of record of stock options or warrants with United States addresses. Based on the mailing requests received from the various depositories and "street name" holders, the Company estimates that there are approximately 700 beneficial holders of whom less than 1% appear to be resident in or have U.S. mailing addresses. As noted above, we are not in a position to confirm ownership by these parties.

RELATED PARTY TRANSACTIONS


Other than as disclosed below, except for the ownership of our securities and the compensation described herein, and advances of $190,000 by certain officers to cover expenses and advances of $75,000 to certain officers, all of which were reimbursed or repaid, for the three years ended May 31, 2002 and the period from June 1, 2002 to October 31, 2002, we have not entered into any transactions or loans between us and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, VHQ Entertainment; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of VHQ Entertainment that gives them significant influence over VHQ Entertainment, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

None of our insiders, proposed nominees for election as our Directors or their associates and affiliates, has any material interest in any transaction with us since June 1, 1998, which has not been previously disclosed in this Registration Statement on Form 20-F except as follows:

1. We acquired Integrated Retail from, among others, Trevor H. Hillman, our Chief Executive Officer and a member of our Board of Directors and Gregg Johnson, our President, Chief Operating Officer and a member of our Board of Directors. See "Item 4. Information on the Company - Our Acquisitions - Our Acquisition of Integrated Retail." This was not an arms' length transaction.

2. A Nevada corporation, E-Trend Networks, Inc. (formerly The MovieSource.com Corp.), was incorporated April 29, 1999, to engage in the e-commerce sale and distribution of filmed entertainment, music and video games. E-Trend Networks issued shares for nominal consideration to Trevor H. Hillman (5.65%), our Chief Executive Officer and a member of our Board of Directors, Gregg C. Johnson (5.65%), our President and Chief Operating Officer and a member of our Board of Directors, and Ayaz Kara (less than

         1%), our Vice President - Business Development and a member of our Board of Directors from November 22, 1999 to June 5, 2002.

         In January 2000, E-Trend acquired Langara Distribution Inc., a Canadian based wholesaler of music, to support its music title fulfillment operations. E-Trend uses Langara Distribution Inc. to provide music procurement and fulfillment for its own network web site and provide similar services for other Internet based businesses.

         On February 22, 2001, E-Trend was acquired by Cool Entertainment Inc., a Delaware corporation formerly quoted for trading on the NASD over-the-counter bulletin board ("Cool"). As a result of the acquisition, the shareholders of E-Trend became the controlling shareholders of Cool, Cool changed its name to E-Trend Networks, Inc. On December 26, 2001, we entered into an agreement to sell our entire holdings in E-Trend, being 2,000,000 shares of common stock, to The Game Holdings, Ltd., a British Virgin Islands Corporation, for US$0.40 per share, for an aggregate purchase price of US$800,000. The purchase price will be payable over 18 months pursuant to a secured Promissory Note delivered by The Game Holdings, Ltd. as follows:

                  (a)      US$10,000  per  month from January, 2002 until March,
                           2002;

                  (b)      US$30,000  per  month  from April, 2002 until May 31,
                           2003; and

                  (c) the remainder of the purchase price will be paid on June 30, 2003.

         The Promissory Note bears interest at a rate of 6% per annum. The Promissory Note was to be secured by way of a second charge registration against a yacht owned by The Game Holdings, Ltd. which as at June 22, 2001 had an estimated market value of approximately US$1,600,000 and a replacement value of approximately US$2,000,000 as determined by an independent appraiser, the appraisal of which was delivered by the purchaser. See "Item 4 - Information on the Company - E-Trend Networks, Inc." To date, the Company has not received any payments from Game Holdings as required by the terms of the promissory note. As the payments are received, a gain on the sale will be recognized.

         We currently rent office space in Calgary, Alberta to E-Trend Networks in our marketing and accounting office facility.

3. On September 29, 1999, we completed our acquisition of Safiqa Holdings Ltd., an independent video retailer operating four video superstores in the Calgary market under the trade name "Rainbow Video." Ayaz Kara, the President of Safiqa Holdings Ltd, is now our Vice President, Operations and was a member of the Board of Directors from November 22, 1999 to
         June 5, 2002. See "Item 4. Information on the Company - Our Acquisitions - Our Acquisition of Rainbow Video."

4. On December 1, 1999, we completed our acquisition of Star Vision Enterprises Inc., an independent video retailer operating six video and home entertainment superstores in the Saskatoon market. Marc Gignac, President and Director of Star Vision, is now the Director - Operations, Saskatchewan for us and was a Director of the Company to

         November 27, 2002. See "Item 4. Information on the Company - Our Acquisitions - Our Acquisition of Star Vision."

5. We lease our principal office and warehouse facility in Red Deer, Alberta from G&J Holdings Inc., a company controlled by Gordon Hillman, the father of Trevor H. Hillman, our Chief Executive Officer and a member of our Board of Directors. The lease is for a five year term commencing March 27, 1998. The rent payable in each year is as follows:

                  (a)      year one         $3,723.96 per month;
                  (b)      year two         $4,010.42 per month;
                  (c)      year three       $4,296.88 per month;
                  (d)      year four        $4,583.33 per month;
                  (e)      year five        $4,869.79 per month.

         We are also responsible for operational costs under the lease. The lease is renewable for two further five year terms under the same terms and conditions and at a rental rate based on a current rental market in the City of Red Deer, in the Province of Alberta. See "Item 4. Information on the Company - Our Properties and Equipment."

6. In January of 2000, we completed a revenue sharing agreement whereby we sold certain capital assets of Integrated Retail Corp. ("Integrated") to Video Limited Partnership. See "Item 4 - Information on the Company - Business Overview - Licenses/Source Agreements - Revenue Sharing Arrangement - Video Limited Partnership." Holders of the Limited Partnership Units included the following insiders of VHQ
         Entertainment: Trevor Hillman, our Chief Executive Officer and a Director, who owned or controlled (directly or through his family) 20% of the Limited Partnership Units; Peter Lacey, a Director of VHQ
         Entertainment who owned or controlled approximately 18.75% of the units; Ayaz Kara, Vice President - Business Development (and a Director from November 22, 1999 to June 5, 2002), who owned 2.5% of the Units; and Catherine McDonough, a Director who owned approximately 2.5% of the units. Other insiders of VHQ Entertainment including Tari Gervais and Timothy Hillman, employees of VHQ Entertainment, Gregg Johnson, President and Chief Operating Officer and a Director of VHQ Entertainment, and Howard Bolinger, our former Chief Financial Officer, own an aggregate of 3.1% of the Limited Partnership Units.

         Effective December 1, 2001, we acquired all of the outstanding Limited Partnership Units from the Video Limited Partners. The Video Limited Partners had the option to receive units of VHQ Entertainment comprised of one common share and one-half of a share purchase warrant exercisable at any time over the next two years at $2.00 per share; or an 8% three year subordinated convertible debenture. The convertible debenture is convertible into common shares of VHQ Entertainment at $2.50 for two years and $3.00 for the final year. As a result of the acquisition of the Limited Partnership Units, we issued 546,336 common shares and 273,168 warrants and $1,280,475 worth of debentures. Trevor Hillman received 22,764 common shares and 11,382 warrants; Gregg Johnson received 22,764 common shares and 11,382 warrants; Marc Gignac (through his holding company) received 11,382 common shares and 5,691 warrants, and $17,073 of the convertible debenture; Peter Lacey received 45,528 common shares, 22,764 warrants, and $341,460 worth of the convertible debenture; Ayaz Kara received 45,528 common shares and 22,764 warrants; Catherine McDonough received 22,764 shares and 11,382 warrants.

Except  for  our  acquisition  of  Integrated   Retail,   we  believe  that  the
transactions described above were on terms as favorable as we would have obtained from non-related third parties at arms' length.

No individual who is, or at any time during the last three completed fiscal years and to the present was, a Director, executive officer or senior officer of VHQ Entertainment, nor any proposed nominee for election as a Director of VHQ Entertainment, nor any associate of any one of them:

         a. is, or at any time during the last three completed fiscal years and to the present has been, indebted to us or any of our subsidiaries; or

         b. was indebted to another entity, which such indebtedness is, or was at any time during our last three completed fiscal years and to the present, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us or any of our subsidiaries.



ITEM 8.    FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

SEE PAGES BEGINNING WITH PAGE F-1.

SIGNIFICANT CHANGES

None

LEGAL PROCEEDINGS

On January 18, 2001, Beamscope Canada, Inc. ("Beamscope"), who had previously supplied us with video game rental products, filed a statement of claim in the Superior Court of Justice in Ontario, Canada. The claim alleges that Beamscope is owed $159,074.56 for video games and related merchandise provided to us from August 2000 to November 2000. We have filed a counterclaim against Beamscope seeking $1,500,000 in damages for lost business as a result of Beamscope's failure to deliver products in a timely manner. As of April 1, 2002 the parties have agreed to settle the claim by the payment from us to Beamscope in the amount of $50,000 for a full release by both sides. As of the date of this annual report, the $50,000 has not been paid.

On January 2, 2002, Brian Meyer filed a statement of claim against us and E-Trend Networks, Inc. in the Court of Queen's Bench, Alberta, Judicial District of Red Deer. Mr. Meyer claims that he was improperly terminated and is seeking a judgment in the amount of $30,750 and general/punitive damages in the amount of $25,000, plus interests and costs. On January 29, 2002, we filed a Statement of Defence as well as a counterclaim in the amount of $5,000 for a loan we made to Mr. Meyer which has not been repaid. We intend to defend against Mr. Meyer's claim.

To the best of our knowledge, we are not subject to any other active or pending legal proceedings or claims against us or any of our subsidiaries. However, from time to time, we may become subject to additional claims and litigation generally associated with any business venture.

DIVIDEND POLICY

We have not paid any dividends on our common shares and do not intend to pay dividends on our common shares in the immediate future. Any decision to pay dividends on our common shares in the future will be made by our board of directors on the basis of earnings, financial requirements and other such conditions that may exist at that time.


ITEM 9.    LISTING

NATURE OF TRADING MARKET

Our common shares have traded on the Toronto Stock Exchange ("TSX") under the symbol "VHQ" since July 24, 2001. Our shares traded on the Canadian Venture Exchange (formerly The Alberta Stock Exchange) from September 18, 1998 until July 30, 2001 when we voluntarily delisted from the TSX Venture Exchange (formerly the CDNX) as a result of our TSX listing. Set forth below are the trading prices for our common shares on the TSX Venture Exchange and the TSX monthly for the last six months and quarterly for completed financial years since the start of trading.

                          THE CANADIAN VENTURE EXCHANGE
                      (FORMERLY THE ALBERTA STOCK EXCHANGE)

 ------------------------------------------------------------------------------
       1998            HIGH (CDN$)         LOW (CDN$)        ACTUAL VOLUME
 ------------------------------------------------------------------------------
 3rd Quarter (1)          $0.98               $0.50             185,833
 4th Quarter              $1.10               $0.50             184,617
 ------------------------------------------------------------------------------

 ------------------------------------------------------------------------------
       1999            HIGH (CDN$)         LOW (CDN$)        ACTUAL VOLUME
 ------------------------------------------------------------------------------
 1st Quarter              $0.98               $0.50             358,333
 2nd Quarter              $1.10               $0.50             197,000
 3rd Quarter              $1.00               $0.69             114,467
 4th Quarter              $1.75               $0.50             590,933
 ------------------------------------------------------------------------------

 ------------------------------------------------------------------------------
       2000            HIGH (CDN$)         LOW (CDN$)        ACTUAL VOLUME
 ------------------------------------------------------------------------------
 1st Quarter              $2.50               $1.30             475,950
 2nd Quarter              $2.50               $1.65             134,946
 3rd Quarter              $5.25               $1.85             839,657
 4th Quarter              $3.60               $2.65             229,056
 ------------------------------------------------------------------------------

 -------------------------------------------------------------------------------
       2001            HIGH (CDN$)         LOW (CDN$)        ACTUAL VOLUME
 -------------------------------------------------------------------------------
 1st Quarter              $3.04               $2.00             449,766
 2nd Quarter              $2.40               $1.90             418,830
 3rd Quarter              $3.00               $1.80             97,130
 4th Quarter              $2.45               $1.65             468,893
 -------------------------------------------------------------------------------

(1) Delisted from the TSX Venture Exchange as a result of listing on the Toronto Stock Exchange on July 27, 2001.



                           THE TORONTO STOCK EXCHANGE

--------------------------------------------------------------------------------
    2002               HIGH (CDN$)         LOW (CDN$)         ACTUAL VOLUME

1st Quarter               $1.95               $1.40              621,803

    April                 $1.53               $0.90              943,555
     May                  $1.15               $0.75              916,300
     June                 $0.85               $0.62              641,795
     July                 $0.75               $0.50              635,000
    August                $0.83               $0.62              346,900
  September               $0.80               $0.50              248,927
   October                $0.80               $0.38              349,902
   November               $0.65               $0.40              174,474
--------------------------------------------------------------------------------


The closing sales price of our common shares on the Toronto Stock Exchange was $0.45 on December 13, 2002.

Our common shares, no par value, are issued in registered form.



ITEM 10.   ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

REGISTER & CORPORATE PURPOSE

CORPORATE REGISTRATION

We are a corporation currently registered in Canada under the Canada Business Corporations Act # 384084-1.

PURPOSE

Our Articles of Continuance, at Section 6, allow us to carry on any and all legal business activities without limitation. Currently, we operate, though wholly-owned subsidiaries, a chain of 49 video and home entertainment stores in Western Canada and the North West Territories. Our business strategy focuses on serving markets in smaller urban centers, which typically have less competition, lower fixed costs and lower overhead.

DIRECTOR POWERS & QUALIFICATIONS

INTERESTED TRANSACTION

Under Section 6.01 of our Bylaws, a Director who (i) is a party to, (ii) is a Director or officer, or (iii) has a material interest in any person who is a party to a material contract or proposed material contract with us or our subsidiary must disclose the nature and extent of his interest. However, the Director is not disqualified from voting in the transaction unless required by the Canada Business Corporations Act.

BOARD COMPENSATION

Subject to any unanimous shareholder agreements, the Board has the power to vote compensation to themselves or any member of their body without requiring an independent quorum.

BORROWING POWER

Our Directors, without authorization of the shareholders, may: (i) borrow money on the credit of the Company, (ii) issue, reissue, sell or pledge debt obligations of the Company, (iii) subject to the Canada Business Corporations Act, give a guarantee on behalf of the Company to secure performance of an obligation of any person, and (iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company. These borrowing powers may be varied by amendment of the Articles of Continuance.

DIRECTOR AGE LIMIT REQUIREMENT

There is currently no age limitation in place for Director positions.

NUMBER OF SHARES REQUIRED FOR DIRECTOR QUALIFICATION.

Our Directors are not required to hold any of our shares to qualify as a Director.

RIGHTS AND PREFERENCES OF SHARES

COMMON SHARES

All common shares are of the same class and have the same rights, preferences and limitations. Holders of common shares are entitled to receive dividends in cash, property or shares when and if dividends are declared by the Board of Directors out of funds legally available therefor. There are no limitations on the payment of dividends. A quorum for a general meeting of shareholders is not less than two persons holding  not less than 5% of the  shares  entitled  to be voted at the  meeting.
Holders of common shares are entitled to one vote per share. Upon any liquidation, dissolution or winding up of our business, the surplusif any, after payment or provision for payment of all our debts, obligations or liabilities shall be distributed to the holders of common shares. There are no pre-emptive rights, subscription rights, conversion rights and redemption provisions relating to the common shares and none of the common shares carry any liability for further calls. At our last annual general meeting of shareholders, all of our Directors were elected to serve one year terms; however, the Directors can be appointed to serve staggered intervals.

The rights of holders of common shares may not be modified other than by a vote of the majority of the common shares voting on such modification

Shareholders may apply to a court of competent jurisdiction for various remedies on the ground that our affairs are being conducted in a manner oppressive to one or more of the shareholders or that some resolution of shareholders has been passed or is proposed that is unfairly prejudicial to one or more of the shareholders. That Court may, with a view to bringing it to an end or to remedying the matters complained of, make an interim or final order if it considers appropriate.

There are no restrictions on the purchase or redemption of common shares by us while there is any arrearage in the payment of dividends or sinking fund installments.

PREFERRED STOCK

Our Board of Directors is authorized to issue such series of Preferred Stock as they shall authorize. The terms of any dividend payment may be set by the Board upon issuance of a given series. However, all Preferred Stock will have a preference in dividends over any Common Stock and any other securities made expressly junior to the Preferred Stock. In the event of a liquidation, the Preferred Stock will be entitled to any surplus remaining after all debts and senior securities have been paid. All dividend arrearages on Preferred Stock will be paid before any distributions are made to Common Stock. The Board may set such pre-emptive rights, subscription rights, conversion rights and redemption provisions relating to the preferred shares and set liability for further calls as it sees fit upon the issuance of a series of preferred stock. There are currently no provisions discriminating against any existing or prospective holder of Preferred Stock based on such shareholder owning a substantial amount of stock.

CHANGING RIGHTS OF STOCK

Under the Canada Business Corporations Act, the rights of holders of stock may be changed by special resolution amending the Articles of Continuation. A shareholder or Director entitled to vote at a shareholder meeting may propose such a resolution. Notice of the meeting where such amendment will be considered must set out the proposed amendment. In considering such an amendment, the holders of the class or classes subject to modification under the proposed amendment are entitled to vote separately as a class on the amendment regardless or whether the shares are generally entitled to vote. The rights of holders of common shares may not be modified other than by a vote of the majority of the common shares voting on such modification. Because a quorum for a general meeting of shareholders can exist with one shareholder (proxy holder) personally present, the rights of holders of common shares may be modified by less than a majority of our issued common shares. None of these conditions are more stringent than required by law.

SHAREHOLDER MEETINGS

ANNUAL MEETINGS - TIME AND PLACE

The Chairman of the Board, managing Director, or President is authorized to set the time, date, and place of the annual meeting. Such meeting may be held anywhere within Canada or the United States.

NOTICE OF MEETINGS

Notice of the time and place of each meeting of the shareholders shall be sent between fifty (50) and twenty-one (21) days before the meeting to each shareholder entitled to vote, each Director, and to the auditors of the Company.

RECORD DATE

The Board may set the record date for a meeting between fifty (50) and twenty-one (21) days before the meeting. If no record date is set, the record date shall be the close of business on the date immediately preceding the day on which the notice is given, or if no notice is given, the day on which the meeting is held.

RIGHT TO VOTE

Before each meeting, the Company shall prepare a list of shareholders entitled to vote at the meeting. If a record date is fixed for the meeting, the list shall consist of those registered at the close of business on the day of record. If no record date is fixed, the shareholders listed shall be those listed at the close of business on the last business day immediately preceding the day on which notice of a meeting is given, or if no notice is given, the day on which the meeting is held. Only those shareholders entitled to vote are entitled to be present at the meeting.

MEETINGS WITHOUT NOTICE

A meeting may be held without notice at any time and place permitted by the Canada Business Corporations Act if: (1) all shareholders entitled to vote are present in person or represented by proxy or if not present or represented by proxy, that shareholder has waived notice or otherwise consented to the meeting, and (2) if the auditors and Directors are present or waive notice of or otherwise consent to such meeting being held.

OTHER PROVISIONS

There are no limitations on the rights to own our common shares, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. Neither our articles of association nor bylaws contain any provision that would have an effect of delaying, deferring, or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving us or any of our subsidiaries. Our bylaws do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

MATERIAL CONTRACTS

The following are the material contracts related to our business:

Asset Purchase Agreement between Integrated Retail Corp. and Softech 002 Limited Partnership dated September 29th, 1999.

Employment Agreement with Ayaz Kara dated June 1, 1999. See "Item 6 - Directors, Senior Management and Employees - Compensation - Executive Officers - Employment Contracts" for a description of this agreement.

Services Agreement with TMH Holdings Ltd. dated effective April 1, 2001. See "Item 6 - Directors, Senior Management and Employees - Compensation - Executive Officers - Employment Contracts" for a description of this agreement.

Services Agreement with Summit Capital Corporation dated effective April 1, 2001. See "Item 6 - Directors, Senior Management and Employees - Compensation - Executive Officers - Employment Contracts" for a description of this agreement.

Asset Purchase Agreement between M & K Video Spot Inc. and Video Headquarters Inc. dated July 11, 2000. See "Item 4 - Information on the Company - Our Acquisition of M & K Video Spot" for a description of the agreement.

Management and Revenue Sharing Agreement dated September 29, 1999 between the Company and Video Limited Partnership. See "Item 5 - Operating and Financial Review and Prospects - Year Ended May 31, 2001 Compared to Year Ended May 31, 2000 - Video Limited Partnership Disbursements" for a description of the Agreement.

Memorandum of Agreement between Raeco Holdings Incorporated ("Raeco") and the Company's subsidiary, Star Vision Enterprises Inc. ("Star Vision"), regarding the sale of Raeco's assets to Star Vision dated June 15, 2000.

Asset Purchase Agreement with Hollywood North Video Ltd. dated effective March 15, 2001. See Item 4 - "Information on the Company - Our Acquisitions - Our Acquisition of Hollywood North Video Ltd." for a description of this Agreement.

Composite Convertible Subordinated Debenture dated December 1, 2001.

Share Sale Agreement dated effective December 26, 2001 with The Game Holdings, Ltd. See "Item 4 - Information on the Company - E-Trend Networks, Inc."

Promissory Note granted by The Game Holdings, Ltd. dated December 26, 2001. See "Item 4 - Information on the Company - E-Trend Networks, Inc."

Form of Amended Definitive Share Purchase Agreement dated effective February 1, 2002 with The Game Holdings, Ltd. See "Item 4 - Information on the Company - E-Trend Networks, Inc."

Form of Amended Promissory Note granted by The Game Holdings, Ltd. dated February 1, 2002. See "Item 4 - Information on the Company - E-Trend Networks, Inc.".

Lease with G&J Holdings Inc. See "Item 4. Information on the Company - Our Properties and Equipment" and "Item 7. Majority Shareholders and Related Party Transactions - Related Party Transactions."

Line of Credit and Credit Facility with Community Savings. See "Item 5. Operating and Financial Review and Prospects - Year Ended May 31, 2001 Compared to Year Ended May 31, 2000 - Cash From Financing Activities."


EXCHANGE CONTROLS

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. However, any dividends remitted to U.S. Holders, as defined below, will be subject to withholding tax. See the heading "Taxation" below.

There are no limitations under the laws of Canada or Alberta or in our memorandum and articles on the rights of non-Canadians to hold or vote our common shares. Under the provisions of the Investment Canada Act (the "ICA" or the "Act"), as amended by the Canada-United States Free Trade Implementation Act (Canada), and the Canada-United States Free Trade Agreement, review and approval of the transaction by the Investment Canada Agency ("Investment Canada"), the federal agency created by the ICA are required where a U.S. person directly acquires control of a Canadian business with assets of more than $209 million
(2001). The term "control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interest of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not, in fact, control the Canadian corporation.

Subject to the comments contained in the following paragraph regarding WTO investors, investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of $5,000,000 or more and all indirect acquisitions of Canadian businesses with assets between $5,000,000 and $50,000,000 which represent more than 50% of the value of the total international transaction. (Indirect acquisition means the acquisition of the voting rights of an entity controlling the Canadian corporation.) In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity, which would normally only be notifiable, could be reviewed if the Government of Canada considers it in the public interest to do so.

The ICA was amended with the implementation of the agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the Act. "WTO investor" generally means (i) an individual, other than a Canadian, who is a national of a

WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO Investor rules apply, an investment in shares of the Issuer by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Issuer and the value of the assets of the Issuer is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The WTO Review Threshold was $209,000,000 (in 2001).

If any non-Canadian, whether or not a WTO Investor, acquires control of the Issuer by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Issuer is a prescribed type of business activity relating to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Issuer, is reviewable if the value of the assets of the Issuer is then $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Issuer is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Issuer, and the value of the assets of the Issuer and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Issuer forms a part, then the thresholds for a direct acquisition of control as discussed above will apply. That is, a WTO Review threshold of $209 million (in 2001) for a WTO investor or a threshold of $5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Issuer.

If an investment is reviewable, an application for review in the form prescribed by regulations is normally required to be filed with the agency established by the Act (the "Agency") prior to the investment and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review, if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired. The Agency will submit the application to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Agency by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard for other factors where they are relevant. Some of the factors to be considered are the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada.

Additional factors of assessment include (i) the degree and significance of participation by Canadians in the Canadian business and in any industry in
Canada of which it forms a part; (ii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iii) the effect of the investment on competition within any industry or industries in Canada; (iv) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (v) the contribution of the investment to Canada's ability to compete in world markets.

To insure prompt review and decision, the Act sets certain time limits for the Agency and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquirer that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquirer agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquirer and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquirer (a) that he is now satisfied that the investment is likely to be of net benefit to Canada or (b) confirming that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquirer may not proceed with the investment or, if the investment has already been consummated, must relinquish control of the Canadian business. The Act authorizes the Minister to give written opinions, binding the Minister, on the application of the Act or regulations to the persons seeking the opinions to the Agency or a designated official. The Act also authorizes the Minister to issue guidelines and interpretations with respect to the application and administration of any provision of the Act or the regulations.

The Act provides for civil penalties for non-compliance with any provision except breach of confidentiality or provision of false information, for which there are criminal penalties.

TAXATION

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of certain possible United States federal income tax consequences, under current law, applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Canadian Federal Income Tax Consequences" below.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of common shares of the Company should consult their own tax advisors about the state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. HOLDERS

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

DISTRIBUTION ON COMMON SHARES OF THE COMPANY

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Certain information reporting and backup withholding rules may apply with respect to the Company's common shares. In particular, a payor or middleman within the U.S. will be required to withhold 31% of any payments to a holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Company's common shares.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

DISPOSITION OF COMMON SHARES OF THE COMPANY

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

         FOREIGN PERSONAL HOLDING COMPANY

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company's gross income for such year was "foreign personal holding company income" (e.g. dividends, interest and similar income), the Company may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

         FOREIGN INVESTMENT COMPANY

If 50% or more of the combined voting power or total value of the Company's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

         PASSIVE FOREIGN INVESTMENT COMPANY

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock a second corporation, then for purposes of the PFIC tests described above, the first corporation will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second corporation. The Company believes that it did not qualify as a PFIC for the fiscal year ended May 31, 2002. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF"). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company in the event the Company were determined to be a PFIC. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of
Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under
Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and
(ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares. A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of
(A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over
(B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

         CONTROLLED FOREIGN CORPORATION

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company ("United States Shareholder"), the Company could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In this section, we summarize the material anticipated Canadian federal income tax considerations relevant to your purchase of shares.

Under the Income Tax Act, as modified by the Canada-United States Income Tax Convention, if you are an Unconnected U.S. Shareholder you will generally be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of the shares (including a deemed disposition on death).

Dividends paid, credited or deemed to have been paid or credited on the shares to Unconnected U.S. Shareholders will be subject to a Canadian withholding tax. Under the Canada-United States Income Tax Convention, the rate of withholding tax generally applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected U.S. Shareholders that are companies that beneficially own at least 10% of our voting shares, the rate of withholding tax on dividends is reduced to 5%.

DIVIDENDS AND PAYING AGENTS

None.

DOCUMENTS ON DISPLAY

The documents incorporated as exhibits to this annual report are available for inspection at our principle business office located at 6201 - 46th Avenue, Red Deer, Alberta T4N 6Z1, or at our records office located at 1900, 715 - 5th Avenue S.W., Calgary, Alberta, T2P 2X6.



ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Not Applicable.



ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

NOT APPLICABLE.



                                     PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.



ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15    CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report there have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls.


ITEM 16    [RESERVED]

Not applicable.



PART III

ITEM 17.   FINANCIAL STATEMENTS

See pages beginning with Page F-1.



ITEM 18.   FINANCIAL STATEMENTS

Not applicable.



ITEM 19.   EXHIBITS


Exhibit
Number       Description
--------------------------------------------------------------------------------

  1.1        Certificate of Incorporation dated September 5, 1997.(1)

  1.2        Certificate of Amendment dated December 22, 1997.(1)

  1.3 Certificate of Amendment and Registration of Restated Articles dated September 18, 1998.(1)

  1.4 Certificate of Amendment and Registration of Restated Articles dated November 25, 1999.(1)

  1.5        Certificate of Continuance dated December 1, 2000.(1)

  1.6        Articles of Continuance dated December 4, 2000.(1)

Exhibit
Number       Description
--------------------------------------------------------------------------------

  1.7        General By-Laws dated December 11, 1997. (1)

  2.1        Composite Convertible Subordinated Debenture dated December 1,
             2001.

  4.1 Management and Revenue Sharing Agreement dated September 29, 1999 between the Company and Video Limited Partnership. (1)

  4.2        Employment Agreement with Ayaz Kara dated June 1, 1999.(1)

  4.3        Promissory Note issued to Rentrak Corp. dated July 19, 1999.(1)

  4.4 Asset Purchase Agreement between M & K Video Spot Inc. and Video Headquarters Inc. dated July 11, 2000.(1)

  4.5 Memorandum of Agreement between Raeco Holdings Incorporated and the Company's subsidiary, Star Vision Enterprises Inc. dated June 15, 2000.(1)

  4.6 Asset Sale Agreement between Hollywood North Video Ltd. and VHQ Entertainment Inc. dated effective March 15, 2001.(1)

  4.7        Definitive Share Purchase Agreement  between VHQ Entertainment Inc.
             and The Game Holdings, Ltd. dated December 26, 2001.(1)

  4.8 Promissory Note granted by The Game Holdings, Ltd. dated December 26, 2001.(1)

  4.9 Form of Amended Share Purchase Agreement between VHQ Entertainment Inc. and The Game Holdings, Ltd. dated effective February 1, 2002 (unsigned).(1)

  4.10 Form of Promissory Note granted by The Game Holdings, Ltd. in favor of VHQ Entertainment Inc. dated February, 2002 (unsigned).(1)

  4.11       Services Agreement with TMH  Holdings Ltd. dated effective April 1,
             2001.(1)

  4.12 Services Agreement with Summit Capital Corporation dated effective April 1, 2001.(1)

  4.13       Lease Agreement with G&J Holdings Inc. dated March 27, 1998.(1)

  4.14       2001 Stock Option Plan.(1)

  4.15       Employee Share Purchase Plan dated effective November 15, 2001.(1)

  4.16       Line of Credit and Credit Facility with Community Savings.(1)

  4.17       Canadian Prospectus. (1)

Exhibit
Number       Description
--------------------------------------------------------------------------------

  4.18 Asset Purchase Agreement between Integrated Retail Corp. and Softech 002 Limited Partnership dated September 29th, 1999.

  10.1       Certification of Chief Executive Officer

  10.2       Certification of Chief Financial Officer

------------------

(1) Filed previously.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



Date:  December 17, 2002               By:    /S/ TREVOR HILLMAN
                                           -------------------------------------
                                           TREVOR HILLMAN
                                           Chief Executive Officer and
                                           Chairman of the Board

                                  CERTIFICATION

I, Trevor Hillman, certify that:

1.       I  have  reviewed  this annual report on Form 20-F of VHQ Entertainment
         Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;


Date: December 17, 2002
     ------------------------------
Signed:         /S/TREVOR HILLMAN
       ----------------------------
       TREVOR HILLMAN, CHIEF EXECUTIVE OFFICER

                                  CERTIFICATION

I, Derrek Wong, certify that:

1.       I  have  reviewed  this annual report on Form 20-F of VHQ Entertainment
         Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;


Date:   DECEMBER 17, 2002
     ----------------------------------------
Signed:         /S/DERREK WONG
       --------------------------------------
         DERREK WONG, CHIEF FINANCIAL OFFICER

To the Shareholders of
VHQ Headquarters Inc.


We have audited the consolidated balance sheets of VHQ Entertainment Inc. as at May 31, 2002, 2001 and 2000 and the consolidated statements of earnings (losses) and retained earnings (deficit) and cash flow for the years ended May 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002, 2001 and 2000 and the results of its operations and cash flow for the years ended May 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets and shareholders' equity as at May 31, 2002, 2001 and 2000 and results of operations for the years ended May 31, 2002, 2001 and 2000 to the extent summarized in Note 21 to the consolidated financial statements.


                                                /s/ COLLINS BARROW

                                                Chartered Accountants
Red Deer, Alberta
September 21, 2002, except for
Note 21 which is as of December 10, 2002



                                      F-1

                             VHQ ENTERTAINMENT INC.
                           CONSOLIDATED BALANCE SHEET
                               (ALL FIGURES $ CDN)


                                                              May 31,

                                              2002                2001              2000
                                          ------------        ------------      ------------
                                            (audited)           (audited)         (audited)
ASSETS
CURRENT
Cash                                          121,145             155,371           238,635
Accounts receivable                           184,367             237,583           354,747
Inventory                                   1,860,242           1,561,352           789,971
Note receivable [NOTE 3]                            -                   -           884,009
Prepaid expenses and deposits                 228,460             189,286           201,553
                                          ------------        ------------      ------------
                                            2,394,214           2,143,592         2,468,915

INVESTMENT IN SUBSIDIARY [NOTE 4]                   -                   -         1,886,851

PROPERTY, PLANT AND EQUIPMENT
[NOTE 5]                                   10,184,482           8,575,627         6,827,334


GOODWILL AND INTANGIBLES [NOTE 6]           3,001,553           3,018,749         3,369,994
                                          ------------        ------------      ------------
                                           15,580,249          13,737,968        14,553,094
                                          ============        ============      ============
LIABILITIES AND
SHAREHOLDERS' EQUITY

CURRENT
Bank indebtedness [NOTE 7]                  1,150,358             800,556            69,231
Accounts payable and accrued                4,656,570           3,977,617         2,860,675
liabilities
Current portion of lease inducements           83,590              65,744            25,212
Current portion of capital assets
under lease                                   153,022                   -                 -
Current portion of long-term debt           1,186,866             158,750            62,924
                                          ------------        ------------      ------------
                                            7,230,406           5,002,667         3,018,042

DEFERRED LEASE INDUCEMENTS [NOTE 13]          305,192             291,676           108,684

CAPITAL ASSETS UNDER LEASE [NOTE 9]           235,538                   -                 -

LONG-TERM DEBT [NOTE 8]                       713,845             110,794           233,996

DUE TO RELATED COMPANY [NOTE 12]                    -             493,578           361,331

FUTURE INCOME TAXES [NOTE 11]                 871,000             748,000         2,465,000
                                          ------------        ------------      ------------
                                            9,355,981           6,646,715         6,187,053

SHAREHOLDERS' EQUITY
Share capital [NOTE 10]                     9,108,803           7,626,499         6,087,766
Retained earnings (deficit)                (2,884,535)           (535,246)        2,278,275
                                          ------------        ------------      ------------
                                            6,224,268           7,091,253         8,366,041
                                          ------------        ------------      ------------
                                           15,580,249          13,737,968        14,553,094
                                          ============        ============      ============
COMMITMENTS [NOTE 13]

                       ON BEHALF OF THE BOARD OF DIRECTORS


BY: /s/ TREVOR M. HILLMAN                   BY: /s/ CATHERINE J. MCDONOUGH
          DIRECTOR                                        DIRECTOR


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                             VHQ ENTERTAINMENT INC.
   CONSOLIDATED STATEMENT OF EARNINGS (LOSSES) AND RETAINED EARNINGS (DEFICIT)
                               (ALL FIGURES $ CDN)


                                                            Year Ended May 31,
                                              ----------------------------------------------
                                                  2002             2001            2000
                                              ------------     ------------     ------------
REVENUES
   Rentals                                     20,474,085       16,579,831       10,205,031
   Product sales                                5,640,088        4,750,636        2,679,821
                                              ------------     ------------     ------------
   TOTAL REVENUES                              26,114,173       21,330,467       12,884,852
                                              ----------------------------------------------

COST OF SALES
   Revenue sharing                              2,112,239        1,772,261          625,743
   Amortization of rental product               5,309,090        2,599,104        1,450,933
                                              ------------     ------------     ------------
   Rental                                       7,421,329        4,371,365        2,076,676
   Product sales                                4,727,323        3,665,497        2,187,754
                                              ------------     ------------     ------------
  TOTAL COST OF SALES                          12,148,652        8,036,862        4,264,430
                                              ----------------------------------------------

GROSS MARGIN                                   13,965,521       13,293,605        8,620,422
                                              ----------------------------------------------
OPERATING COSTS AND EXPENSES
   Store operating expenses                    10,685,971        9,371,740        5,525,630
   General and administrative                   3,272,445        2,318,520        1,956,710
   Amortization of intangibles                     31,776          361,934          246,288
                                              ------------     ------------     ------------
   TOTAL OPERATING COSTS AND                   13,990,192       12,052,194        7,728,628
   EXPENSES                                   ----------------------------------------------

OPERATING INCOME (LOSS)                           (24,671)       1,241,411          891,794
   Interest expense (net)                         175,274          119,649          151,497
   Interest - convertible debenture                44,491                -                -
   Video Limited Partnership
   disbursements
       [NOTE 12]                                  698,299        1,509,565          732,990
                                              ------------     ------------     ------------

INCOME (LOSS) BEFORE THE FOLLOWING:              (942,735)        (387,803)           7,307


   Writedown from Buyout of VLP                (1,315,779)               -                -
      obligation [NOTE 2]
   Write-down of investment [NOTE 4, 12]                -       (1,886,851)               -
   Write-down of property, plant and                    -       (2,255,867                -
      equipment [NOTE 17]
   Minority interest [NOTE 4]                           -                -          114,572
   Equity loss of investment [NOTE 1, 4]                -                -         (268,249)
   Gain on dilution of investment                       -                -        2,452,188
      [NOTE 1,4]
   Gain on disposal of property, plant and              -                -        1,297,049
       equipment [NOTE 18]                    ------------     ------------     ------------

INCOME (LOSS)                                  (2,258,514)      (4,530,521)       3,602,867
   Income tax (recovery)                          (32,225)               -                -
   Future income taxes (recovery)                 123,000       (1,717,000)       1,500,000
                                              ------------     ------------     ------------
NET INCOME (LOSS)                              (2,349,289)      (2,813,521)       2,102,867


RETAINED EARNINGS (DEFICIT),                     (535,246)       2,278,275          175,408
BEGINNING OF THE PERIOD
                                              ----------------------------------------------
RETAINED EARNINGS (DEFICIT),                   (2,884,535)        (535,246)       2,278,275
END OF THE PERIOD                             ============     ============     ============

EARNINGS (LOSS) PER SHARE [NOTE 15]                 (0.20)           (0.24)            0.21
                                              ============     ============     ============


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      F-3

                             VHQ ENTERTAINMENT INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                               (ALL FIGURES $ CDN)

                                                  2002                2001                2000
                                              ------------        ------------        ------------
CASH WAS PROVIDED BY
(USED FOR):
Operating activities
Net income (loss) for the period               (2,349,289)         (2,813,521)          2,102,867
Add (deduct) items not affecting cash:
Amortization of property, plant                 5,776,096           3,329,413           2,067,683
and equipment  and intangibles
Amortization of lease inducements                (166,047)           (109,876)            (21,042)
Writedown from Buyout of VLP                    1,315,779
obligation [NOTE 4]
Write-down of capital assets                            -           2,255,867                   -
[NOTE 17]
Write-down of investment [NOTE 4, 12]                   -           1,886,851                   -
Minority interest                                       -                   -            (114,572)
Gain on dilution of investment                          -                   -          (2,452,188)
Equity loss of investment                               -                   -             268,249
Gain on disposal of assets                              -                   -          (1,297,049)
Future income taxes (recovery)                    123,000          (1,717,000)          1,500,000
Net change in non-cash components
of working capital [NOTE 14]
        Accounts receivable                        53,216             117,164            (345,003)
        Inventory                                (298,890)           (771,381)           (575,833)
        Prepaid expenses                          (39,174)             12,267            (109,755)
        Accounts payable                          678,954           1,116,942           2,239,878
        Working capital from acquisitions               -             246,194             (23,608)
                                              ------------        ------------        ------------
                                                5,093,645           3,552,920           3,239,627
                                              ------------        ------------        ------------
FINANCING ACTIVITIES
Proceeds from issue of share capital,             662,800           1,538,733             509,596
net of issuance costs
Proceeds from long-term debt                      700,000             125,000              74,065
Repayment of long-term debt                      (349,308)           (183,626)            (89,369)
Increase (decrease) in short-term debt            349,802             731,325              69,231
Lease inducements received                        197,409             333,400              62,227
Proceeds from capital assets under lease          506,237                   -                   -
Repayment of capital assets under lease          (117,678)                  -                   -
Advance from (payment to) related
company                                          (493,578)            132,247             361,331
                                              ------------        ------------        ------------
                                                1,455,684           2,677,079             987,081
                                              ------------        ------------        ------------
INVESTING ACTIVITIES
Acquisitions [NOTE 2]                                   -            (225,000)         (2,750,000)
Dilution of subsidiary                                  -                   -             406,345
Issuance of note receivable                             -                   -            (925,000)
Repayment of note receivable                            -             884,009              40,991
Proceeds from disposal of                             450                   -           4,000,000
property, plant and equipment
Purchase of property, plant and equipment      (6,584,005)         (6,972,272)         (4,989,913)
                                              ------------        ------------        ------------
                                               (6,583,555)         (6,313,263)         (4,217,577)
                                              ------------        ------------        ------------
Increase (decrease) in cash for the period        (34,226)            (83,264)              9,131


CASH, BEGINNING OF THE PERIOD                     155,371             238,635             229,504
                                              ------------        ------------        ------------
CASH, END OF THE PERIOD                           121,145             155,371             238,635
                                              ============        ============        ============
CASH INTEREST PAID                                233,368             116,415             145,892




          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                      F-4
                                       98

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

VHQ Entertainment Inc. ("the Corporation") is incorporated under the Canadian Business Corporation Act and through its subsidiaries operates video and home entertainment stores in Canada.

1.       SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated on consolidation.

These consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries: Integrated Retail Corp., Safiqa Holdings Ltd., Star Vision Enterprises Inc., and 705556 Alberta Ltd.

The excess of the acquisition costs of investment in subsidiaries over the Company's proportionate share of the underlying value of the net assets at the date of acquisition represents goodwill, and is amortized over periods not exceeding 10 years. The value of goodwill, and any impairment of that value, is assessed by reference to cash flows, operating income and estimation of fair value. Effective June 1, 2001 the Company adopted Handbook Section 3062 no further provisions for amortization of goodwill have been included in these financial statements.

During the period June 1, 1999 to March 1, 2000 the Corporation included the accounts of E-Trend Networks, Inc. (E-Trend), which was under common control, in the accounts of the Corporation excluding minority interest.

Subsequent to March 1, 2000, the Corporation's investment in E-Trend was diluted to 38.37%. Due to the loss in control of E-Trend, the Corporation adopted the equity method of accounting for this investment.

MEASUREMENT UNCERTAINTY

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates and approximations which have been made using careful judgment. The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.



                                      F-5
                                       99

INVENTORY

Inventory, consisting primarily of filmed entertainment on VHS and DVD formats, video games and CD music for resale, studio merchandise, video-gaming accessories and confectionery items, is valued at the lower of cost (determined on an average invoice cost) and net realizable value.

REVENUE RECOGNITION

Due to the short term nature of the rental of VHS, DVDs and video games, revenue is recognized at the time of the rental. Where the Corporation has entered into revenue sharing agreements, the revenues are recorded on a gross basis with an offset to cost of sales. Where the Corporation sells VHS, DVDs and games that have been previously used to earn rental revenue, the Corporation records the sale in rental revenue and reduces the carrying value of its rental assets using the net book value.

Revenue from the sale of product is recognized at the point of sale.

PRE-OPENING COSTS

Pre-opening costs are expensed as they are incurred.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Amortization is provided using the following rates and methods to amortize the costs, net of any salvage values, over their estimated useful lives:


   Canopies and signs                            20% straight line
   Capital assets under lease                    10% declining balance
   Equipment and fixtures                        10% declining balance
   VCRs, TVs and game players                    30% declining balance
   VHS, DVDs and video games                     12 month straight line
   Computer hardware                             30% declining balance
   Computer software                             20% declining balance
   Leasehold improvements                        Over term of the lease plus
                                                   one renewal period
   Logo and jingle                               3 years straight line
   Uniforms                                      2 years straight line

Effective May 31, 2001, the Corporation changed its method of amortization of its rental product (VHS, DVDs, and video games). This method accelerates the rate of amortization and was adopted as a result of an industry trend towards significant increases in copy depth availability from movie studios and revenue sharing agreements that have resulted in earlier satisfaction of consumer demand, thereby accelerating the rate of revenue recognition. As a result of the change, the Corporation has revised its estimate of the useful life of its rental product to a 12-month period of amortization from a 24-month period. This change has been applied prospectively.



                                      F-6
                                      100

During the year ended May 31, 2001 the Corporation reviewed the carrying value of its rental product and determined that the carrying value exceeded the net realizable value and resulted in a one-time write-down of property, plant and equipment, as a result of this review, effective May 31, 2001, the Corporation changed its estimate of the salvage value of its VHS and DVD movies and video games from $7 per unit to $5, $10, and $15, respectively. This change has been applied prospectively

As a result of this change, amortization of rental product and net loss for the year ended May 31, 2002 was increased by $2,654,545. The related loss per share amount, as a result of this change for the nine-month period ended February 28, 2002 was increased $.08 per share.

GOODWILL AND INTANGIBLES

Intangibles such as logos and jingles, trademarks and other intangibles are being amortized on a straight-line basis over periods of 3 to 15 years.

In accordance with new accounting standards introduced in 2001, goodwill and intangibles with indefinite useful lives will not amortize but be tested annually for impairment. The Corporation reviews the goodwill annually to determine if the carrying value exceeds the fair value. Where the carrying value exceeds the fair value, a charge against net income is recorded in the period that the impairment has occurred. Based on management's review in 2002, the Corporation does not believe that an impairment of the carrying value of goodwill has occurred and no provision for impairment has been made in these financial statements.

FUTURE INCOME TAXES

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to the carrying value of the assets reported on the financial statements to the tax value as determined by Canada Customs & Revenue Agency. Future income tax assets or liabilities are measured using the tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

Income tax expense of the Corporation is the sum of current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

FINANCIAL INSTRUMENTS

Financial instruments of the Corporation consist mainly of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and long term liabilities. There are no significant differences between the carrying amounts of these items and their estimated fair values.

STOCK BASED COMPENSATION PLAN

The Corporation has a stock option plan and may grant options to employees to acquire common shares. No compensation expense is recognized when stock or stock options are issued to employees. Consideration paid by employees on the exercise of stock options is credited to share capital.

The Corporation introduced an employee share ownership plan to all employees in 2002. Under this plan, employees are entitled to have a portion of their earnings withheld to purchase common stock in the Corporation. The Corporation's contributions are charged to earnings.


                                      F-7
                                      101

CONSOLIDATED STATEMENT OF CASH FLOWS

The Corporation uses the indirect method of reporting its consolidated statement of cash flows.

SEGMENTED INFORMATION

The Corporation does not disclose segmented information as the Corporation engages in and monitors only one operating segment. The Corporation's geographic segment is within the Canadian market.

2.       ACQUISITIONS

Effective December 1, 2001, the Corporation acquired all the units of Video Limited Partnership for total consideration of $2.1 million.

                                                       $
                                               ------------------
    CONSIDERATION PAID
    Convertible debenture                           1,280,475
    Common stock                                      819,504
                                               ------------------
                                                    2,099,979
                                               ==================

The consideration given under the acquisition agreement was 546,336 units, each comprised of one common share of the Corporation and one half of one common share purchase warrant and a $1.28 million principal amount three year, composite, subordinated, convertible debenture. Each whole warrant issued as part of the units is exercisable to purchase one common share until December 2, 2003 at $2.00 per share. The rate of interest on the debenture is 8% per annum with blended monthly principal and interest payments. The principal amount of the debenture can be converted at any time into common shares of the Corporation at the option of the holder at $2.50 per share until December 1, 2003 and at $3.00 per share until December 1, 2004.

Of the $2,099,980 purchase price for the Video Limited Partnership units, $777,660 was allocated to property, plant and equipment, specifically 155,532 VHS tapes representing the salvage value of the rental assets at the purchase date. The remaining $1,322,320 was written off as a one time charge to net income representing the extinguishment of future cash payments under the original revenue sharing contract with Video Limited Partnership.

On July 11, 2000, the Corporation acquired the assets of M & K Video Spot Inc., an independent video retailer operating one video store in Stony Plain, Alberta and one video store in Spruce Grove, Alberta under the name "Five Star Movies".

On June 15, 2000, the Corporation's wholly owned subsidiary Star Vision acquired from Raeco Holdings Incorporated all of the assets of a video and home entertainment store operating under the name "Silver Screen Video" in Saskatoon, Saskatchewan.

                                      F-8

                                Five Star       Silver Screen
                                  Movies            Video
                              -------------     -------------
    Assets Acquired
    Capital Assets               $425,000          $200,000
                              -------------------------------
                                 $425,000          $200,000
                              -------------------------------
    Consideration
    Cash                         $125,000          $100,000
    Note Payable                  125,000             - -
    Share Capital                 175,000           100,000
                              -------------------------------
                                 $425,000          $200,000
                              ===============================

During the period ended May 31, 2000, the Corporation acquired all of the issued and outstanding shares of 705556 Alberta Ltd., Star Vision Enterprises Inc., and Safiqa Holdings Ltd. Each Corporation is engaged in the operations of video rental and retail stores in Canada. The acquisitions have been accounted for using the purchase method of accounting as follows:

                                 705556          Star Vision           Safiqa
                                 Alberta       Enterprises Inc.       Holdings
                                  Ltd.                                  Ltd.            Total
                                    $                 $                  $                $
                              -------------    ----------------    ---------------   -------------
Assets Acquired
Working capital                   (7,768)          (23,609)                   --         (31,377)
Capital assets                   414,490         1,572,043             1,058,248       3,044,781
Goodwill                         343,278         1,809,566             1,372,752       3,525,596
Deferred taxes                  (125,000)         (444,000)             (306,000)       (875,000)
                            -----------------------------------------------------------------------

                                 625,000         2,914,000             2,125,000       5,664,000
                            =======================================================================

Consideration
Cash                             250,000         1,500,000             1,000,000       2,750,000
Common shares                    375,000         1,414,000             1,125,000       2,914,000
                            -----------------------------------------------------------------------

                                 625,000         2,914,000             2,125,000       5,664,000
                            =======================================================================

On August 1, 1998, the Company acquired all of the issued and outstanding shares of Integrated Retail Corp. for consideration of 5,200,000 common shares and warrants of the Company. Both of these companies have been controlled by the same individuals since inception, therefore, there was no substantive change in ownership of the shares. As the companies were under common control and the Company had no operation or assets prior to the transaction with Integrated
Retail Corporation, this transaction has been accounted for as a re-capitalization of Integrated Retail and the issuance of shares for the net assets of the Company. Accordingly, as at May 31, 2000 and 1999, the consolidated balance sheets include the assets and liabilities of the Company and Integrated at their carrying values and the consolidated statements of earnings and retained earnings (deficit) and cash flows include the results of their operations for all periods presented

                                      F-9

3.       NOTE RECEIVABLE

The Note was due on demand from Video Limited Partnership, bore interest at 15% per annum and was unsecured. The Note was paid in full on January 19, 2001.

4.       INVESTMENT IN SUBSIDIARY

The Corporation consolidated the financial statements of its subsidiary, E-Trend up to February 29, 2000.

Between the period from September, 1999 to February 29, 2000, the Corporation's ownership was diluted to 45.18% through the issuance by E-Trend of common shares from treasury. As a result of the dilution of the Corporation's ownership of E-Trend, the Corporation's interest in E-Trend was subsequently accounted for by the equity method of accounting and a dilution gain of $2,452,188 was recorded.

E-Trend reported a net loss during the period of March 1, 2000 to May 31, 2000. The Corporation's share of this loss was $268,249.

On May 31, 2001, the Corporation wrote down its investment in E-Trend resulting in a one-time charge of $1,886,851 to net income.

On December 21, 2001, the Corporation entered into an agreement to sell its entire holdings of 2,000,000 common shares of E-Trend to The Game Holdings, Ltd., a British Virgin Islands corporation, for US$0.40 per share, for a total price of US$800,000. The purchase price was paid by way of a secured promissory note of The Game Holdings payable as follows: (a) US$10,000 per month from January 2002 until March 2002; (b) US$30,000 per month from April 2002 until May 31 2003; and (c) the remainder of the purchase price on June 30, 2003. The promissory note bears interest at a rate of 6% per annum and is secured by way of a second charge against a yacht owned by The Game Holdings which, as at June 22, 2001, had an estimated market value of approximately US$1,600,000 and a replacement value of approximately US$2,000,000, as determined by an independent appraiser. To date, the Corporation has not received any payments from The Game Holdings as required by the terms of the promissory note. As the payments are received, a gain on the sale will be recognized. The Corporation believes that this asset has a nominal fair value.



                                      F-10

5.       PROPERTY, PLANT AND EQUIPMENT

                                                             May 31, 2002
                                           -------------------------------------------------
                                                              Accumulated         Net Book
                                                Cost         Amortization           Value
                                                  $                $                  $
                                           --------------   ---------------   --------------
Canopies and signs                              607,046           263,919          343,127
Capital assets under lease                      506,237            50,624          455,613
Equipment and fixtures                        2,133,535           855,531        1,278,004
VCRs, TVs, DVD and game players                 490,234           311,098          179,136
Rental product                               19,765,826        12,869,035        6,896,791
Computer hardware                               621,109           462,789          158,320
Computer software                               439,775           195,194          244,581
Leasehold improvements                          862,247           256,253          605,994
Uniforms                                         73,881            50,965           22,916
                                           --------------------------------------------------
                                             25,499,890        15,315,408       10,184,482
                                           ==================================================


                                                             May 31, 2002
                                           -------------------------------------------------
                                                              Accumulated         Net Book
                                                Cost         Amortization           Value
                                                  $                $                  $
                                           --------------   ---------------   --------------
Canopies and signs                               492,738           178,137          314,601
Equipment and fixtures                         2,074,197           720,041        1,354,156
VCRs, TVs, DVD and game players                  420,883           234,325          186,558
Rental product                                13,468,906         7,636,718        5,832,188
Computer hardware                                591,739           394,937          196,802
Computer software                                374,973           134,049          240,924
Leasehold improvements                           684,921           247,250          437,671
Uniforms                                          44,867            32,140           12,727
                                            ---------------------------------------------------
                                              18,153,224         9,577,597        8,575,627
                                            ===================================================


                                                             May 31, 2002
                                           -------------------------------------------------
                                                              Accumulated         Net Book
                                                Cost         Amortization           Value
                                                  $                $                  $
                                           --------------   ---------------   --------------
Canopies and signs                               295,323            89,129          206,194
Equipment and fixtures                         1,876,713           660,255        1,216,458
VCRs, TVs, DVD and game players                  188,559            81,788          106,771
Rental product                                 8,267,602         3,697,698        4,569,904
Computer hardware                                481,195           323,913          157,282
Computer software                                281,010            80,173          200,837
Leasehold improvements                           526,441           160,103          366,338
Logo and jingle                                    3,250             2,617              633
Uniforms                                          27,220            24,303            2,917
                                            ---------------------------------------------------
                                              11,947,313         5,119,979        6,827,334
                                            ===================================================

Amortization of rental assets is included in cost of goods sold in the amount of $5,309,090; $2,599,104; and $1,450,933, is included in the cost of rental revenues for the years ended May 31, 2002, May 31, 2001, and May 31, 2000.

Amortization of other related store capital assets is included in store operating expenses.

6.       GOODWILL AND INTANGIBLES

                                                             May 31, 2002
                                           -------------------------------------------------
                                                              Accumulated         Net Book
                                                Cost         Amortization           Value
                                                  $                $                  $
                                           -------------------------------------------------

Intangibles                                      267,183            70,504          196,679
Goodwill (indefinite life)                     3,360,956           566,827        2,794,129
Logo and jingles                                  18,250             8,250           10,000
Trademarks                                           860               115              745
                                           -------------------------------------------------
                                               3,647,249           645,696        3,001,553
                                           =================================================


                                                             May 31, 2002
                                           -------------------------------------------------
                                                              Accumulated         Net Book
                                                Cost         Amortization           Value
                                                  $                $                  $
                                           -------------------------------------------------
Intangibles                                      267,183            43,786          223,397
Goodwill (indefinite life)                     3,360,956           566,827        2,794,129
Logo and jingles                                   3,250             3,250              ---
Trademarks                                         1,310                87            1,223
                                           -------------------------------------------------
                                               3,632,699           613,950        3,018,749
                                           =================================================


                                                             May 31, 2002
                                           -------------------------------------------------
                                                              Accumulated         Net Book
                                                Cost         Amortization           Value
                                                  $                $                  $
                                           -------------------------------------------------
Intangibles                                       258,437           18,668          239,769
Goodwill (indefinite life)                      3,360,956          230,731        3,130,225
                                           -------------------------------------------------

                                                3,619,393          249,399        3,369,994
                                           =================================================


                                      F-12
                                      106

In accordance with the recommendations of Section 3062, no provision has been made in these financial statements for amortization of goodwill. As prescribed by the transitional provision of the new recommendations, this change has been applied prospectively.


                                2002           2001          2000
                                  $             $              $
                          -------------------------------------------
Net Income Reported         (2,349,289)    (2,813,521)     2,102,867
                          -------------------------------------------
Add back: Goodwill
  amortization                       -        361,301        245,203
                          -------------------------------------------
Net Income (Loss)
Restated                    (2,349,289)    (2,452,220)     2,348,070
                          ===========================================
Weighted Average
  Shares Outstanding        11,903,465     11,490,281     10,086,383
                          ===========================================

Reported EPS                     (0.20)         (0.24)          0.21
                          ===========================================
Adjusted EPS                     (0.20)         (0.21)          0.23
                          ===========================================

Amortization of intangibles in the amount of $31,776; $361,934; and $246,288 has been recognized as a separate category in operating costs and expenses, for years ended May 31, 2002, May 31, 2001, and May 31, 2000.

7.       BANK INDEBTEDNESS

The Corporation has two demand operating credit facilities with Canadian financial institutions providing for overdrafts which have maximum limits in the amounts of $800,000 and $200,000. The credit facilities bear interest at prime plus 1% (2001 - 7.25%) and prime plus 0.5% (6.75%), respectively.

As at May 31, 2002, the outstanding balance under these credit facilities is $849,877 with the net of outstanding cheques less funds held on deposit of $300,481.

8.       LONG-TERM DEBT

                                                                 May 31         May 31         May 31
                                                                  2002           2001           2000
                                                                    $              $              $
                                                               ----------     ----------      ---------
Demand  loan,  due  in  blended  monthly   principal  and        294,725              -              -
interest  payments of $12,398.  Interest at prime plus 1%
per annum secured by a general security  agreement on all
assets of the Corporation.

Promissory note, due on September,  2002 bearing interest         77,299         77,299         74,065
at 9% per annum  secured  by a  personal  guarantee  of a
shareholder.

Promissory note from a director of the  Corporation,  due        100,000              -              -
in monthly  installments  of $8,772 plus  interest at 10%
per  annum.  The note is  secured  by a general  security
agreement   covering  assets  of  one  store  located  in
Saskatoon,  Saskatchewan.  The final  payment of the loan
is due May 6, 2003.

Promissory  note,  due on demand plus  interest at 1% per        200,000              -              -
month.  The promissory note is unsecured.

Small  business loan,  due in blended  monthly  principal        108,277        160,995        205,483
and interest  payments of $5,250.  Interest at prime plus
3% per annum,  secured a by a general security  agreement
on all assets of the Corporation.

Convertible  debenture,  due in blended monthly principal      1,120,410              -              -
and  interest  payments of $40,125  maturing  December 1,
2004;   interest   calculated   at  8%  per  annum.   The
principal  amount of the debenture can be converted  into
common  shares  of the  Corporation  at $2.50  per  share
until  December  1,  2003 and at $3.00  per  share  until
December 1, 2004.

Promissory  note, due in monthly  installments of $10,417              -           31,250            -
plus  interest  at 9%  per  annum  secured  by a  general
security  agreement  covering  assets  located  in Spruce
Grove and Stony Plain.

Other                                                                  -                -       17,372
                                                          ---------------------------------------------

                                                               1,900,711          269,544      296,920

Less current portion                                           1,186,866          158,750       62,924
                                                          ---------------------------------------------
                                                                 713,845        110,794        233,996
                                                          =============================================


Estimated principal payments over the next three years are as follows:


                                         $
                                    -----------

              2003                   1,186,866
              2004                     440,310
              2005                     273,535
                                    -----------
                                     1,900,711
                                    ===========

9.       OBLIGATIONS UNDER CAPITAL LEASES

The Corporation has entered into a number of capital leases with monthly payments ranging from $731 to $1991 including interest rates varying from 13% to 17%. The leases expire between April 2004 and June 2005. The principal plus interest payments for the next four years are as follows:



  YEAR ENDING         PRINCIPAL          INTEREST             TOTAL

                          $                  $                  $

     2003              153,022             45,368            198,390

     2004              174,596             22,082            196,678

     2005               59,879              2,813             62,692

     2006                1,063                 12              1,075
                   -------------------------------------------------------

                       388,560             70,275            458,835

Current portion       (153,022)           (45,368)          (198,390)
                   -------------------------------------------------------

                       235,538             24,097            260,445
                   =======================================================


10.      SHARE CAPITAL

AUTHORIZED

Unlimited number of preferred shares
Unlimited number of common shares

        Common Shares Issued                Number of Shares            $
    ---------------------------------      ------------------    ---------------
    Balance, May 31, 1999                       8,497,276           2,664,170
                                           -------------------------------------

    Exercise of options                           200,000              40,000

    Exercise of warrants                          316,575             395,719

    Exercise of broker options                     59,372              44,529

    Issued for acquisitions [NOTE 2]            1,996,207           2,914,000

    Issued for cash                                25,833              33,750

    Share issue costs                                 - -              (4,402)
                                           -------------------------------------

    Balance, May 31, 2000                      11,095,263           6,087,766
                                           -------------------------------------



                                      F-15
                                      109

    Issued for acquisitions [NOTE 2]               68,750             275,000

    Issued for cash                               366,754           1,375,289

    Share issue costs                                 - -            (111,556)
                                           -------------------------------------

    Balance, May 31, 2001                      11,530,767           7,626,499
                                           -------------------------------------

    Issued for cash                               461,456             685,400

    Issued for acquisitions                       546,336             819,505

    Share issue costs                                   -             (22,601)
                                           -------------------------------------

    Balance, May 31, 2002                      12,538,559           9,108,803
                                           -------------------------------------

OPTIONS AND WARRANTS

The Corporation has a stock option plan available to officers, directors and employees with grants under the plan approved from time to time by the Board of Directors. The exercise price of each option equals the market price of the Company's stock at the date of grant. The plan provides for vesting at the discretion of the Board and the options expire after five years from the date of grant.

The Corporation has issued the following stock options:

                                                                     Weighted
                                                                      average
                                                                  exercise price
                                                  Shares                ($)
                                              --------------      --------------
Granted during the year                            200,000              0.20
                                              ----------------------------------
Outstanding as at May 31, 1999                     200,000              0.20
Granted during the year                          1,000,000              1.51
Cancelled during the year                         (200,000)             0.20
                                              ----------------------------------
Outstanding as at May 31, 2000                   1,000,000              1.51
Granted during year                                142,200              2.68
                                              ----------------------------------
Outstanding as at May 31, 2001                   1,142,200              1.66
Granted during the period                        1,017,500              1.90
Cancelled during the period                       (102,400)             1.53
                                              ----------------------------------
Outstanding as at May 31, 2002                   2,057,300              1.78
                                              ==================================

Options exercisable as at May 31, 2002           1,649,379              1.72
                                              ==================================


As of May 31, 2002, the Corporation has the following warrants to purchase common shares outstanding:

  Warrants Outstanding        Date Issued      Date of Expiration           Exercise Price
  --------------------      ---------------    ------------------   ------------------------------
         240,205             June 28, 2000       June 28, 2002      Exercisable   at   $5.00   per
                                                                    share  until  June  28,  2001;
                                                                    $6.00  per  share  until  June
                                                                    28, 2002

         110,862             Aug 31, 2000        Aug 31, 2002       Exercisable   at   $5.00   per
                                                                    share  until  Aug  31,   2001;
                                                                    $6.00 per share  until Aug 31,
                                                                    2002

         15,666              Oct 18, 2000        Oct 18, 2002       Exercisable   at   $5.00   per
                                                                    share  until  Oct  18,   2001;
                                                                    $6.00 per share  until Oct 18,
                                                                    2002

         114,850             Aug 7, 2001        Aug 7, 2003         Exercisable   at   $2.50   per
                                                                    share until Aug 7, 2003

         273,168             Dec 1, 2001        Dec 1, 2003         Exercisable   at   $2.00   per
                                                                    share until Dec 1, 2003

         226,000             May 31, 2002        May 31, 2004       Exercisable  at $2  per  share
                                                                    for the first year,  $2.50 per
                                                                    share for the second year.

11.      INCOME TAXES

The components of future tax assets and liabilities are as follows:

                                           For the       For the        For the
                                         year ended    year ended     year ended
                                           May 31,        May 31,       May 31,
                                            2002           2001          2000
                                              $              $             $
                                        ----------------------------------------
FUTURE INCOME TAX ASSETS

Share issue costs                         (36,500)       (49,000)       (38,000)
Promissory note from E-Trend. sale       (454,000)             -              -
                                        ----------------------------------------
                                         (490,500)       (49,000)       (38,000)
                                        ========================================



FUTURE INCOME TAX LIABILITIES

Difference between tax and accounting   1,181,000        797,000      1,938,000
basis of property, plant and equipment
Book value of investment in excess of           -              -        565,000
adjusted cost base
Capital gain reserve                      180,500              -              -
                                        ----------------------------------------
                                        1,361,500        797,000      2,503,000
                                        ========================================

                                          871,000        748,000      2,465,000
                                        ========================================

The provision for income taxes differs from the provision amount calculated at combined statutory federal and provincial tax rates for the following reasons:

                                                                        For the           For the          For the
                                                                      year ended        year ended       year ended
                                                                        May 31,           May 31,          May 31,
                                                                         2002               2001             2000
                                                                           $                 $                $
                                                                -----------------------------------------------------
Computed income taxes (recovery) at 35.76% (2001 -                     (807,645)       (1,743,344)       1,620,570
38.48%, 2000 - 44.98%)
Non-deductible expenses                                                  13,470            38,480                -
Amortization of intangibles                                             181,596           129,330          106,153
Gain on disposal of assets and asset write-downs                        470,523           241,676          (30,000)
Dilution of investment                                                        -                 -         (196,723)
Effect of substantially enacted tax rates                               (52,875)         (356,214)               -
Limited partnership income allocation                                   521,570                 -                -
Non-taxable portion of capital gain                                    (225,604)                -                -
Debt settlement                                                          21,965                 -                -
Investment writedown                                                          -           (26,928)               -
                                                                -----------------------------------------------------
                                                                        123,000        (1,717,000)       1,500,000
                                                                =====================================================



12.      RELATED PARTY TRANSACTIONS

As at May 31, 2001 the amount due to a related corporation was due to E-Trend, had no fixed terms of repayment, bore interest at bank prime plus 1% per annum, (8% at May 31, 2001), and was unsecured. This amount was repaid in full as at November 30, 2001.

Between the period from September 1999 to February 29, 2000, the Corporation's ownership was diluted to 45.18% through the issuance by E-Trend of common shares from treasury. As a result of the dilution of the Corporation's ownership of E-Trend, the Corporation's interest in E-Trend was subsequently accounted for by the equity method of accounting and a dilution gain of $2,452,188 was recorded.

E-Trend reported a net loss during the period of March 1, 2000 to May 31, 2000. The Corporation's share of this loss was $268,249.

On May 31, 2001, the Corporation wrote down its investment in E-Trend resulting in a one-time charge of $1,886,851 to net income.

Included in accounts payable as at May 31, 2001 are amounts due to Langara Distribution Inc., a wholly owned subsidiary of E-Trend: $470,315 (May 31, 2001) and $94,251 (May 30, 2000).

The Corporation entered into a revenue sharing agreement with Video Limited Partnership whereby the two parties agreed to share revenues generated by certain rental assets in certain of the Corporation's stores. Certain partners of Video Limited Partnership are also directors and shareholders of the Corporation. Disbursements paid to Video Limited Partnership relate to the terms under this revenue sharing agreement. Effective December 1, 2001, the Corporation acquired 100% of the partnership units of Video Limited Partnership for total consideration of $2.1 million ($580,482 paid to partners who are also directors of the Corporation), as disclosed in Note 2. The Corporation paid $698,299 for the year

                                      F-18
                                      112
ending May 31,  2002,  $1,509,565  for the year ending May 31, 2001 and $732,990 for the year ending May 31, 2000 under this revenue sharing agreement.

The Corporation has transactions in the normal course of business with related companies. These amounts are measured at the exchange amounts. During the year, the Corporation recorded $679 (2001 - $7,397) of purchases from E-Trend, a related party. The Corporation also recorded purchases of music product from Langara Distribution Inc. (a wholly owned subsidiary of E-Trend) of $1,207,074, 2001 - $2,152,441.

The Corporation sold its interest in E-Trend as disclosed in Note 16 of these financial statements.


13.      COMMITMENTS

The Corporation is committed to the following rental payments under leases for various premises:

                                                  $
                                             ------------
                     2003                      3,094,289
                     2004                      2,888,620
                     2005                      2,550,598
                     2006                      2,339,684
                     2007                      1,879,173
                     Thereafter                3,852,552

                                              16,604,916
                                            =============

With respect to the above leases, the Corporation received certain lease inducements, which are being amortized and offset against rent expense over the terms of the leases. Rent expense is included in store operating expenses. The lease inducements to be amortized over the next five years are as follows:



        2003        2004        2005        2006         2007        Thereafter
      --------    --------    --------    --------    ---------      ----------
 $     83,590      72,742      61,016      55,105       28,496         87,833


OPERATING LEASES

The Corporation is committed to a number of operating leases that expire from dates ranging June 2002 to July 2005. The future minimum lease payments under operating leases for equipment, vehicles and other contracts are as follows:

                                          $
                                    -------------

              2003                     139,644
              2004                      79,439
              2005                      23,788
              2006                       2,657
                                     -------------

                                        245,528
                                     =============

EMPLOYMENT AGREEMENTS

The Corporation has employment agreements with four officers that entitle them to a percentage of gross revenues of the Corporation. Two of these agreements require payments of 0.5% each of the Corporation's gross revenues. One agreement requires payments of 1% of the gross realized by the operation of certain retail stores operated within the Province of Saskatchewan. One agreement requires payments of 1% of the gross realized by the operation of certain retail stores operated within the City of Calgary. During the years ending May 31, 2002 - $361,154; May 31, 2001 - $120,894 and May 31, 2000 - $48,529 was paid to the officers under these employment agreements.


The Corporation sources its VHS tapes, DVDs and video game product for rent and for sale through formal supply contracts with certain suppliers and movie studios, the earliest of which contract expires on January 30, 2003 and the latest of which contract expires on December 31, 2009.


14.      CHANGE IN NON-CASH COMPONENTS OF WORKING CAPITAL

                                                           For the           For the           For the
                                                         year ended        year ended        year ended
                                                           May 31,           May 31,           May 31,
                                                             2002              2001              2000
                                                               $                 $                 $
                                                        --------------------------------------------------
Accounts receivable                                          53,216           117,164          (345,003)
Inventory                                                  (298,890)         (771,381)         (575,833)
Prepaid expenses and deposits                               (39,174)           12,267          (109,755)
Working capital from acquisitions                                 -           246,194           (23,608)
Accounts payable and accrued liabilities                    678,954         1,116,942         2,239,878
                                                        --------------------------------------------------
                                                            394,106           721,186         1,185,679
                                                        ==================================================


15.      EARNINGS (LOSS) PER SHARE

The earnings (loss) per share has been calculated based on the weighted average number of common shares outstanding for the fiscal periods ended May 31, 2002 of 11,903,465, May 31, 2001 of 11,490,281, and May 31, 2000 of 10,086,383. The
Corporation has adopted the treasury stock method to compute dilutive effects of stock options, warrants and convertible debentures on earnings (loss) per share. Based on this method, the options, warrants and convertible debentures do not have a dilutive effect on the earnings (loss) per share.

16.      DISPOSAL OF SUBSIDIARY

On May 31, 2001, the Corporation wrote down its investment in E-Trend. On December 21, 2001, the Corporation entered into an agreement to sell its entire holdings of 2 million common shares of E-Trend, to a foreign company for US$0.40 per share. The purchase price was to be paid by way of a secured promissory note with interest at 6% per annum. To date, the Corporation has not received any payments as required by the terms of the promissory note. As the collectability of the promissory note is unknown, the Corporation has not recorded any receivables or gains in these financial statements. A gain on the disposal of the asset will be recorded if any future payments of the promissory note are received.

17.      WRITE DOWN OF PROPERTY, PLANT AND EQUIPMENT

During the year ended May 31, 2001, the Corporation reviewed the carrying value of its rental product and determined that the carrying value exceeded the net realizable value and resulted in a one-time write down of property, plant and equipment in the amount of $2,255,867.

As a result of this write down the Corporation changed its estimation of the useful life and salvage values of its rental product. The Corporation has revised its estimates of the useful life of rental product to a 12 month amortization period from a 24 month amortization period and has reduced its estimate of the salvage value from $7 per item to $5 per VHS, $10 per DVD and $15 per video game. This change has been applied prospectively as a change in accounting estimate.

18.      GAIN OF DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

Effective September 30, 1999, the Corporation sold existing video-tapes, video games and DVD's used for rental revenue to Video Limited Partnership for cash of $4,000,000 resulting in a gain of $1,297,049. Video Limited Partnership contracted the Corporation to manage these assets for which the Corporation earned a revenue sharing fee. As of May 31, 2000, the Corporation earned $2,226,813 under the contract with Video Limited Partnership. The Corporation has subsequently acquired the units of the Video Limited Partnership, as detailed in Note 2.

19.      CONTINGENCIES

The Corporation has signed an irrevocable letter of credit in favor of two suppliers for $100,000 and $25,000 respectively.

20.      COMPARATIVE AMOUNTS

Certain comparative figures have been adjusted to conform to the current year's financial statement presentation.

21.      US GAAP  RECONCILATION

Reconciliation  of Canadian  and United  States  Generally  Accepted  Accounting
Principles:

The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which, in most respects, conform to generally accepted accounting principles in the United States ("US GAAP"). Significant differences between Canadian and US GAAP are as follows:

Net income (loss):
                                               Year ended May 31,
                                   ---------------------------------------------
                                        2002            2001          2000(F)
                                        ----            ----          -------
--------------------------------------------------------------------------------
Net income (loss) under            $(2,349,289)    $(2,813,521)     $2,102,867
Canadian GAAP
--------------------------------------------------------------------------------
Gain on disposal of assets (a)                                      (1,297,049)
--------------------------------------------------------------------------------
VLP disbursements (a)                  698,299       1,509,565        732,990
--------------------------------------------------------------------------------
Interest expense (a)                  (473,000)     (1,007,000)      (489,000)
--------------------------------------------------------------------------------
Depreciation expense (a)              (404,000)       (809,000)      (472,000)
--------------------------------------------------------------------------------
Write-down of assets (a)             1,315,779               -              -
--------------------------------------------------------------------------------
Gain on settlement of debt (a)         690,000               -              -
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Gain on dilution (b)                                                 (2,452,188)
--------------------------------------------------------------------------------
Stock-based compensation (c)                 -           (36,000)    (1,041,000)
--------------------------------------------------------------------------------
Income tax effect (d)                        -        (1,340,000)     2,088,000
                                   ------------      ------------   ------------
--------------------------------------------------------------------------------
Net income (loss) under US           $(522,211)      $(4,495,956)     $(827,410)
GAAP                               ============      ============   ============
--------------------------------------------------------------------------------
Earnings (loss) per share (e):
--------------------------------------------------------------------------------
  Primary                                 $.04             $(.42)         $(.09)
--------------------------------------------------------------------------------
  Diluted                                 $.04             $(.42)         $(.09)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Balance sheet items:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Capital assets:
--------------------------------------------------------------------------------
        Balance under Canadian     $10,184,482        $8,575,627     $6,827,334
                          GAAP
--------------------------------------------------------------------------------
      Effect of accounting for               -         1,422,049      2,231,049
                       VLP (a)     ------------      ------------   ------------
--------------------------------------------------------------------------------
         Balance under US GAAP     $10,184,482        $9,997,676     $9,058,383
                                   ============      ============   ============
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Long-term debt:
--------------------------------------------------------------------------------
        Balance under Canadian        $949,383          $110,794       $233,996
                          GAAP
--------------------------------------------------------------------------------
      Effect of accounting for               -         3,253,229      3,755,914
                       VLP (a)     ------------      ------------   ------------
--------------------------------------------------------------------------------
         Balance under US GAAP        $949,383        $3,364,023     $3,989,910
                                   ============      ============   ============
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Deferred tax asset (liability):
--------------------------------------------------------------------------------
        Balance under Canadian       $(871,000)        $(748,000)   $(2,465,000)
                         GAAP:
--------------------------------------------------------------------------------
         Tax effect of US GAAP         748,000           748,000      2,088,000
                   differences     ------------      ------------   ------------
--------------------------------------------------------------------------------
         Balance under US GAAP        $123,000                $0      $(377,000)
                                   ============      ============   ============
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         Shareholders' equity:
--------------------------------------------------------------------------------
        Balance under Canadian      $6,224,268        $7,091,253     $8,366,041
                          GAAP
--------------------------------------------------------------------------------
    Effect of income statement         743,584        (1,083,494)       562,941
                   adjustments     ------------      ------------   ------------
--------------------------------------------------------------------------------
         Balance under US GAAP      $6,967,852        $6,007,759     $8,928,982
                                   ============      ============   ============
--------------------------------------------------------------------------------


(a) Video Limited Partnership transaction - In September 1999, the Company sold existing video tapes, video games and DVD rental inventory to a limited partnership and recorded a gain on disposal of the assets of $1,297,049. The Company managed the rental of these products and was responsible for replacing them as they were sold or became redundant. The Company and the limited partnership shared the rental income from the inventory. In December 2001, the Company acquired the assets of the limited partnership for total consideration of $2.1 million. Under US GAAP, this transaction is considered to be a financing transaction, whereby the proceeds received would be shown as debt. Payments to the limited partnership are allocated between reduction of debt and interest expense based the buy-out formula in the sales agreement. Depreciation expense related to this rental inventory would also be recorded under US GAAP. The acquisition of the limited partnership assets is treated as a settlement of debt under US GAAP.

(b) Gain on dilution - In September 1999 and May 2000, the Company's subsidiary, E-Trend Networks, issued additional shares of its stock at prices greater than the Company's original cost basis. Under Canadian

         GAAP, the increase in the Company's investment related to these transactions is recorded as a gain. Under US GAAP, this increase is recorded as an equity transaction.

(c) Stock-based compensation - During fiscal 2000 and 2001, the company issued certain stock options to employees which had exercise prices below the market price of the company's common stock. Under US GAAP, compensation expense is recognized for the difference between the exercise price of the option and the market price of the stock.

(d) Income tax effect - This item represents the income tax effect of the other US GAAP differences.

(e) Earnings per share - Under US GAAP, shares held in escrow that are to be released pursuant to performance criteria are not considered outstanding for earnings per share purposes. The company had total of 1,130,000 shares escrowed subject to performance criteria that were released as follows: 753,334 on November 15, 2000 and 376,666 on September 18, 2001. The effect of these escrowed shares was to decrease the weighted average shares outstanding by 1,130,000 shares for the year ended May 31, 2000, 722,000 shares for the year ended May 31, 2001 and 109,861 shares for the year ended May 31, 2002.

(f) In fiscal 2001, the Company changed its estimate of useful lives for rental inventory. The effect of this change was recorded as other expense under Canadian GAAP. Under US GAAP, this effect would be recorded as cost of sales. The effect of this change would be to increase cost of sales and decrease gross margin by $2,255,867.


STOCK AND WARRANT COMPENSATION

The Company applies APB Opinion No. 25 and related interpretations in accounting for options and warrants issued to employees. Accordingly, no compensation cost has been recognized for issuances of options and warrants to employees at exercise prices not less than the market value of the Company's common stock on the grant dates. Had compensation cost for the Company's plans been determined consistent with SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                                    May 31,
                              --------------------------------------------------
                                    2002             2001              2000
                              --------------    -------------    ---------------

Net income (loss)
   As reported                $    (522,211)    $ (4,495,956)    $     (827,410)
   Pro forma                     (1,724,920)      (4,614,131)        (1,246,448)

Primary earnings per share
   As reported                $        (.04)    $       (.42)    $         (.09)
   Pro forma                           (.12)            (.43)              (.11)


The fair value of each grant was determined using the Black-Scholes option pricing model with the following assumptions:

                                                    May 31,
                              --------------------------------------------------
                                    2002             2001              2000
                              --------------    -------------    ---------------

Risk-free interest rate            3.00%             5.75%             5.75%
Expected life of award             5 yrs             5 yrs             5 yrs
Dividend yield                       0%                0%                0%
Volatility                          135%              147%              150%

STOCK OPTION PLANS

The Company approved a stock option plan (the "Plan") to provide directors, officers and other key employees options to purchase shares of the Company's stock. The Plan was approved by the Board of Directors on November 15, 2001. Under the terms of the Plan, the Directors may grant directors, officers, employees, and other "optionees" options with the maximum shares not to exceed 2,352,000 shares. The purchase price of the shares subject to an option will be the market value of the Company's common stock on the date the option is granted. Option vesting is determined upon each issuance.

A summary of the status of the Company's stock option plan as of May 31, 2002, 2001 and 2000 and changes during the years ended on those dates is presented below:

                                                  Outstanding Options
                                         --------------------------------------
                                                               Weighted Average
                                             Shares             Exercise Price
                                         --------------        ----------------

    FIXED OPTIONS

    Balance at June 1, 1999                  200,000               $    0.20
      Granted                                850,000                    1.51
      Cancelled                             (200,000)                   0.20
                                            ---------

    Balance at May 31, 2000                  850,000               $    1.51
      Granted                                139,800                    2.68

    Balance at May 31, 2001                  989,800                    1.66
      Granted                              1,017,500                    1.90

    Balance at May 31, 2002                2,007,300               $    1.78
                                         -----------               ---------

    Options exercisable at year-end        1,482,062
                                         ===========


The weighted average fair value of options granted during the years ended May 31, 2000, 2001, and 2000 was $1.90, $2.68, and $1.51, respectively.

The following table summarizes information about fixed stock options outstanding at May 31, 2002:


                              Number          Weighted Average                                               Weighted
        Range of          Outstanding at          Remaining        Weighted Average         Number           Average
    Exercise Prices        May 31, 2002       Contractual Life      Exercise Price     Exercisable 2002   Exercise Price

  $       1.51                850,000               2.6          $        1.51              850,000       $     1.51
          1.80                767,500               4.5                   1.80              468,750             1.80
          2.20                200,000               4.3                   2.20               50,000             2.20
          2.30                 50,000               4.3                   2.30                4,167             2.30
          2.68                139,800               3.3                   2.68               55,476             2.68
                         ------------                                                  ----------------   ---------------

     $1.51 to $2.68         2,007,300               4.09                                  1,428,393       $     1.67
                         ============                                                  ================   ================

STOCK WARRANTS

A summary of the status of the Company's warrants as of May 31, 2002, 2001, and 2000 and changes during the years ended on those dates is presented below:

                                                                    Weighted
                                                                     Average
                                              Shares             Exercise Price
                                         ----------------       ----------------

   WARRANTS

   Balance at June 1, 1999                         -               $       -
     Granted                                  50,000                    2.00
                                         ----------------

   Balance at May 31, 2000                    50,000                    2.00
     Granted                                 366,733                    5.00
                                         ----------------

   Balance at May 31, 2001                   416,733                    4.64
     Granted                                 614,018                    2.09
                                         ----------------

   Balance at May 31, 2002                 1,030,751               $    3.12
                                         ================       ================

   Warrants exercisable at year-end        1,030,751
                                         ================


The weighted average fair value of warrants granted during the years ended May 31, 2001, 2000 and 1999 were $2.09, $5.00, and $2.00.

The following table summarizes information about warrants outstanding and exercisable at May 31, 2002:

                                                  Weighted Average
     Range of         Number Outstanding at     Remaining Contractual       Weighted Average
 Exercise Prices         May 31, 2001                  Life                 Exercise Price
-----------------     ---------------------     ---------------------    ---------------------
$     2.00                   549,168                    1.5              $       2.00
      2.50                   114,850                    2.0                      2.50
      5.00                   366,733                    3.07                     5.00
                      ---------------------                              ---------------------

 $2.00 to $5.00            1,030,751                    2.11             $       2.64
                      =====================                              =====================







                                      F-26